     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 30, 1998
                                                     REGISTRATION NO. 333-

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                   GRIFFITH MICRO SCIENCE INTERNATIONAL, INC.
             (Exact name of Registrant as specified in its charter)

              DELAWARE                               7389                              36-3552153
  (State or other jurisdiction of        (Primary Standard Industrial               (I.R.S. Employer
   incorporation or organization)        Classification Code Number)             Identification Number)

                          2001 SPRING ROAD, SUITE 500
                         OAK BROOK, ILLINOIS 60523-1887
                            TELEPHONE (630) 571-1280
              (Address, Including Zip Code, and Telephone Number,
       Including Area Code, of Registrant's Principal Executive Offices)
                             ---------------------

                                 KEVIN M. SWAN
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                   GRIFFITH MICRO SCIENCE INTERNATIONAL, INC.
                          2001 SPRING ROAD, SUITE 500
                         OAK BROOK, ILLINOIS 60523-1887
                           TELEPHONE: (630) 571-1280
               (Name, Address, Including Zip Code, and Telephone
               Number, Including Area Code, of Agent For Service)

                                   Copies to:

                 JOHN C. BLEW, ESQ.                                   LOUIS E. ROSEN, ESQ.
                 BELL, BOYD & LLOYD                                   LORD, BISSELL & BROOK
             THREE FIRST NATIONAL PLAZA                             115 SOUTH LASALLE STREET
               CHICAGO, ILLINOIS 60602                               CHICAGO, ILLINOIS 60603
              TELEPHONE: (312) 372-1121                             TELEPHONE: (312) 443-0700

                             ---------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box: [ ]
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]
---------------
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]
---------------
    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]
---------------
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]
                             ---------------------

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
                                                                   PROPOSED
                                                                   MAXIMUM                 PROPOSED
     TITLE OF EACH CLASS OF             AMOUNT TO BE            OFFERING PRICE        MAXIMUM AGGREGATE          AMOUNT OF
   SECURITIES TO BE REGISTERED         REGISTERED(1)             PER UNIT(2)          OFFERING PRICE(2)       REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock, par value
  $.01 per share.................     2,875,000 shares              $15.00               $43,125,000              $12,722
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

(1) Includes 375,000 shares of Class A Common Stock which may be purchased pursuant to an over-allotment option granted by the Company to the Underwriters.

(2) Estimated solely for the purpose of calculating the registration fee.
                             ---------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED JULY 30, 1998

PROSPECTUS

                                2,500,000 SHARES

                         [GRIFFITH MICRO SCIENCE LOGO]

                              CLASS A COMMON STOCK

    All of the shares of Class A Common Stock offered hereby (the "Offering") are being issued and sold by Griffith Micro Science International, Inc. (with its subsidiaries and predecessors, the "Company" or "Griffith Micro Science" unless the context otherwise requires).

    The Company has two classes of Common Stock, Class A Common Stock and Class B Common Stock (collectively, the "Common Stock"). Except with respect to voting and conversion, the rights of the holders of Class A Common Stock and Class B Common Stock are substantially identical. Each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes. See "Description of Capital Stock -- Recapitalization" and "-- Class A Common Stock and Class B Common Stock."

    All of the outstanding capital stock of the Company is currently owned by Griffith Laboratories International, Inc., a subsidiary of Griffith Laboratories, Inc. (collectively, the "Parent Company" unless the context otherwise requires). Upon completion of the Offering, the Parent Company will continue to own all of the outstanding shares of Class B Common Stock and will hold 67.6% of the total number and have 95.4% of the combined voting power of the outstanding shares of both classes of Common Stock.

    Prior to the Offering, there has been no public market for the Class A Common Stock. It is currently estimated that the initial public offering price per share will be between $13.00 and $15.00. For factors which are expected to be considered in determining the initial public offering price, see "Underwriting." Application has been made for the listing of the Class A Common Stock on the Nasdaq National Market under the symbol "GMSI."

      SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES OF CLASS A COMMON STOCK OFFERED HEREBY.
                             ---------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
                                           PRICE TO                UNDERWRITING              PROCEEDS TO
                                            PUBLIC                 DISCOUNT(1)                COMPANY(2)
---------------------------------------------------------------------------------------------------------------
Per Share                                     $                         $                         $
---------------------------------------------------------------------------------------------------------------
Total(3)                                      $                         $                         $
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------

(1) The Company and Griffith Laboratories International, Inc. have agreed to indemnify the Underwriters against certain liabilities, including liabilities arising under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting estimated expenses of $900,000 which are payable by the Company.

(3) The Company has granted the Underwriters an option for 30 days to purchase up to an additional 375,000 shares of Class A Common Stock, at the Price to Public, less the underwriting discount, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public,
    Underwriting Discount, and Proceeds to Company will be $        , $        ,
    and $        , respectively. See "Underwriting."
                             ---------------------

    The shares of Class A Common Stock offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of the shares of Class A Common Stock will be made
against payment therefor in Chicago, Illinois on or about           , 1998.

ABN AMRO INCORPORATED                               ROBERT W. BAIRD & CO.
                                                         INCORPORATED

                                                , 1998

                         GRIFFITH MICRO SCIENCE NETWORK

                       [MAP OF NORTH AMERICA AND EUROPE]

- Sterilization Facility      * Headquarters      O Sterilization and Laboratory
                                                    Facility

                             ---------------------

     CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE CLASS A COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this Prospectus. Unless otherwise indicated, the information contained in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised and, except in the Consolidated Financial Statements and notes thereto, gives effect to the recapitalization of the Company described under "Description of Capital Stock -- Recapitalization." As used in this Prospectus in conjunction with any given year, the term "Fiscal" refers to the fiscal year of the Company which ended on September 30. For example, Fiscal 1997 ended on September 30, 1997.

                                  THE COMPANY

     Griffith Micro Science is the largest multinational provider of sterilization management services and the only one with extensive operations in both North America and Europe. The Company offers comprehensive sterilization processing and related laboratory testing, consulting and logistics management services to manufacturers of single use medical devices and, to a much lesser extent, pharmaceuticals, cosmetics and food products. The Company pioneered the development and use of ethylene oxide as a sterilant beginning in the 1930s. Griffith Micro Science regards itself as the premier full service provider of ethylene oxide sterilization management services and has recently begun to offer gamma sterilization services. The Company currently operates a network of eleven ethylene oxide sterilization facilities in North America (eight in the United States, two in Canada and one in Mexico) and a network of seven ethylene oxide sterilization facilities and one gamma sterilization facility in Europe. The Company has also formed a joint venture to design, construct and operate a gamma sterilization facility in Mexico. Over the past five years, the Company has opened three new sterilization facilities, acquired five others, replaced one and closed one.

     Of the Company's Fiscal 1997 net revenues of $60.2 million, approximately 61% was derived from its operations in North America and 39% from its operations in Europe. In Fiscal 1997, the Company provided sterilization management services to approximately 530 customers in North America and approximately 980 customers in Europe. The Company's customers include many of the world's largest medical products manufacturers, such as: Abbott Laboratories; Allegiance Healthcare Corporation; Baxter International, Inc.; Becton, Dickinson and Co.; The Kendall Company (a subsidiary of Tyco International, Ltd.); Mallinckrodt Inc.; Medtronic, Inc.; Merck & Co., Inc.; Pfizer, Inc.; and Schering-Plough Corporation.

     A substantial portion of single use prepackaged medical devices and kits are required by government regulation in the United States and many other countries to be "sterile" or to have minimal levels of microbial contamination when sold. In addition, other products, such as pharmaceuticals, cosmetics, spices and herbs, frozen and dried foods, and animal feed, undergo sterilization processing to improve their safety, reduce microbial contamination and extend shelf-life. Manufacturers sterilize their products after assembly and packaging using either or both of their own in-house sterilization facilities ("captive processors") or the services of commercial sterilization processing companies such as Griffith Micro Science ("contract processors"). The two most widely used methods of commercial sterilization utilize either ethylene oxide in gaseous form ("ethylene oxide sterilization") or gamma radiation from a radioactive Cobalt 60 isotope ("gamma sterilization"). Other methods include E-beam sterilization ("E-beam"), accomplished using a high-energy electron beam, and steam sterilization, which to date have only been employed to a limited extent for contract sterilization.

     Although the Company is not aware of any published industry statistics and precise numbers are difficult to determine, the Company estimates that in 1997 the market for sterilization services in North America and those European countries in which the Company has sterilization facilities was approximately $500 million, consisting of approximately $300 million in aggregate net revenues generated by contract processors (approximately $200 million in North America and $100 million in Europe) and $200 million in equivalent net revenue value for products sterilized by captive processors (approximately $140 million in North America and $60 million in Europe). Of this total market, the Company estimates that slightly more than 50% was attributable to ethylene oxide sterilization, approximately 40% to 45% to gamma sterilization and the balance to E-beam and other forms of sterilization.

     Beginning in Fiscal 1995 under new senior management, the Company initiated a comprehensive program to: (i) increase its sterilization processing capacity;
(ii) strengthen the quality and training of its personnel; (iii) improve the process capability as well as the efficiency of its operations on a system-wide basis; (iv) expand its customer base; (v) provide greater focus to and expand the laboratory services it offers; and (vi) broaden its service offering to include gamma sterilization, sterilization consulting and logistics management. These efforts, together with a continuing trend by manufacturers of single use medical devices to outsource their sterilization requirements, have resulted in compound annual growth rates of 14.1% and 54.4% in net revenues and operating profit before royalty expense to the Parent Company, respectively, during the three-year period ended September 30, 1997.

     The Company's primary strategic objective is to expand and strengthen its position as the largest multi-national provider of a full range of sterilization management services. The Company believes the extensive experience, know-how, expertise and data it has gathered over the more than 60 years since it pioneered the use of ethylene oxide as a sterilant has created a significant and unique core competency, which it refers to as its "scientific platform." The Company's business strategy is to continue to leverage its scientific platform, enhancing its position as a full service provider of comprehensive sterilization management services and allowing it to further pursue "Value Managed Relationships" with its customers. The key components of this strategy include:
(i) expanding its core medical device sterilization business; (ii) optimizing the sterilization process through continuous improvement programs with customers; (iii) broadening its laboratory and related service offerings; and
(iv) expanding its processing of non-medical products.

     All of the outstanding capital stock of the Company is currently owned by Griffith Laboratories International, Inc. which in turn is wholly owned by Griffith Laboratories, Inc. Upon completion of the Offering, the Parent Company will continue to own all of the outstanding shares of Class B Common Stock and will hold 67.6% of the total number and have 95.4% of the combined voting power of all outstanding shares of Common Stock. As a result, the Parent Company will be able to control the election of directors and the vote on other matters submitted to the Company's stockholders, including the approval of extraordinary corporate transactions. In addition, two of the Company's directors, including Dean L. Griffith, its Chairman of the Board, are directors and senior officers of the Parent Company, which was organized in 1919. Mr. Griffith, members of his family and trusts established for their benefit collectively beneficially own a substantial majority of the voting stock of the Parent Company. There is no public market for the stock of the Parent Company.

     The Company was organized in 1987 under the laws of Delaware. Its corporate headquarters is located at 2001 Spring Road, Suite 500, Oak Brook, Illinois 60523-1887 and its telephone number is (630) 571-1280.

                                  RISK FACTORS

     An investment in the shares of Class A Common Stock being offered hereby involves a high degree of risk. Accordingly, prospective purchasers should carefully consider each of the risk factors set forth beginning on page 7, as well as the other information set forth in this Prospectus.

                                  THE OFFERING

Class A Common Stock offered by the Company.................  2,500,000 shares
Common Stock to be outstanding after the Offering(1):
  Class A Common Stock......................................  2,500,000 shares(2)
  Class B Common Stock......................................  5,225,000 shares(3)
                                                              ----------------------------------
          Total.............................................  7,725,000 shares
                                                              ==================================
Use of Proceeds.............................................  To repay approximately $12.2 million of short-term debt payable
                                                              to the Parent Company (incurred in
                                                              payment of a dividend), to repay
                                                              short-term bank debt and for
                                                              general corporate purposes,
                                                              including capital expenditures.
                                                              See "Use of Proceeds."
Proposed Nasdaq National Market Symbol for
  Class A Common Stock......................................  GMSI

---------------

(1) Two classes of Common Stock will be outstanding after the Offering: Class A Common Stock, entitled to one vote per share, which will be owned by the public stockholders; and Class B Common Stock, entitled to ten votes per share, which will be owned by the Parent Company. The two classes of Common Stock generally will vote as a single class with respect to all matters submitted to a vote of stockholders. Class B Common Stock will be convertible into Class A Common Stock on a share-for-share basis at the option of the holder at any time or upon transfer to a person or entity which is not a Permitted Transferee (as defined). See "Description of Capital Stock."

(2) Excludes 185,000 shares of Class A Common Stock issuable upon exercise of options to be granted under the Company's 1998 Employee Stock Option Plan and its 1998 Director Stock Option Plan effective on the date of the Offering at an exercise price per share equal to the initial public offering price. See "Management -- 1998 Director Stock Option Plan" and "-- Employee Stock Option Plans -- 1998 Plan."

(3) Excludes 505,686 shares of Class B Common Stock subject to options outstanding at June 30, 1998 at a weighted average exercise price per share of $7.44 which were granted by the Company under its 1996 Key Employee Stock Option Plan. See "Management -- Employee Stock Option Plans -- 1996 Plan."

                             SUMMARY FINANCIAL DATA

                                                                                            SIX MONTHS ENDED
                                                  YEAR ENDED SEPTEMBER 30,                      MARCH 31,
                                    ----------------------------------------------------   -------------------
                                      1993       1994       1995       1996       1997       1997       1998
                                    --------   --------   --------   --------   --------   --------   --------
                                        (UNAUDITED)                                            (UNAUDITED)
                                                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF EARNINGS DATA:
Net revenues......................  $ 37,184   $ 40,587   $ 50,117   $ 54,771   $ 60,247   $ 28,345   $ 34,917
Gross profit......................    13,270     12,344     15,275     16,452     19,602      8,966     11,072
Operating profit before royalty...     6,242      2,063(1)    5,187     6,281      7,599      3,386      4,674
Operating profit(2)...............     4,589        152(1)    2,912     3,800      4,852      2,071      3,131
Interest expense, net.............       335        822      1,705      1,355        875        464        451
Earnings (loss) before income
  taxes...........................     4,231     (1,277)     1,056      2,761      3,699      1,486      2,568
Net earnings (loss)...............  $  2,633   $   (816)  $  1,017   $  1,784   $  2,726   $    736   $  1,643
Diluted net earnings (loss) per
  common share....................  $   0.50   $  (0.16)  $   0.19   $   0.34   $   0.52   $   0.14   $   0.31
Weighted average number of common
  shares and dilutive potential
  common shares outstanding.......  5,225,000  5,225,000  5,225,000  5,225,000  5,242,782  5,242,782  5,291,286
PRO FORMA DATA (UNAUDITED):
Net earnings(3)...................                                              $  4,431              $  2,495
Diluted net earnings per common
  share(3)........................                                              $   0.85              $   0.47
CASH FLOW DATA:
Depreciation and amortization.....  $  3,664   $  4,380   $  5,380   $  5,884   $  6,108   $  3,074   $  3,620
Capital expenditures..............     6,864     23,189(4)    8,533     3,943      8,885(4)    2,195     6,500

                                                                 AS OF JUNE 30, 1998
                                                              -------------------------
                                                               ACTUAL       ADJUSTED(5)
                                                              --------      -----------
BALANCE SHEET DATA:
Working capital (deficit)...................................  $(24,822)(6)    $ 6,827
Total assets................................................    81,685         86,456
Long-term debt, less current portion........................    17,991         17,991
Stockholders' equity........................................    17,851         49,501

---------------

(1) Operating profit for 1994 is net of costs associated with the closing of a sterilization facility in Bound Brook, New Jersey. These costs include approximately $1,264 for equipment value write downs and dismantling charges and $147 for severance payments.

(2) For all periods presented the Company has paid to the Parent Company a royalty equal to 5% of net revenues from sterilization management services for the license of certain intellectual property owned by the Parent Company. Prior to completion of the Offering the Parent Company will have assigned this intellectual property to the Company and the royalty payment to the Parent Company will cease.

(3) Pro forma net earnings and diluted net earnings per common share for 1997 and the six months ended March 31, 1998 include the following adjustments:
    (i) the elimination of the 5% royalty payable to the Parent Company; (ii) the inclusion of an incremental amount payable to the Parent Company under the Administrative Services Agreement estimated to be $500 per year (see "Relationship with Parent Company -- Administrative Services Agreement");
    (iii) assumed interest savings from the net cash flows resulting from the adjustments in (i) and (ii) above; and (iv) the related estimated income tax effects.

(4) Capital expenditures for 1994 and 1997 include $8,138 and $2,585, respectively, for acquisitions.

(5) The adjusted balance sheet data as of June 30, 1998 gives effect to the sale by the Company of the shares of Class A Common Stock offered hereby at an assumed initial public offering price of $14.00 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

(6) The working capital (deficit) at June 30, 1998 results primarily from a $12,000 note payable to the Parent Company, $9,600 of short-term debt incurred for the acquisition of Sorex Medical, Inc. and $5,218 of other short-term borrowings primarily incurred for capital expenditures.

                                  RISK FACTORS

     AN INVESTMENT IN THE CLASS A COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. ACCORDINGLY, PROSPECTIVE PURCHASERS SHOULD CONSIDER CAREFULLY EACH OF THE RISK FACTORS SET FORTH BELOW, AS WELL AS THE OTHER INFORMATION SET FORTH IN THIS PROSPECTUS, PRIOR TO INVESTING IN THE SHARES OF CLASS A COMMON STOCK OFFERED HEREBY.

SUBSTANTIAL DEPENDENCE ON THE STERILIZATION OF SINGLE USE MEDICAL DEVICES

     In Fiscal 1997, the Company derived a substantial majority of its net revenues from the provision of sterilization management services to manufacturers of single use medical devices. The Company anticipates that its sterilization management services for such products will continue to provide most of the Company's net revenues for the foreseeable future. Accordingly, the future growth of the Company is dependent in large part upon continued growth in the market for single use medical devices in North America, Europe and any other regions or countries in which the Company subsequently establishes sterilization facilities.

     There are several developments which could adversely affect the market for single use medical devices. In North America and Europe environmental and health and safety concerns have been raised concerning the proper disposal of such devices following their use. If any significant disposal restrictions or requirements are imposed which materially increase the cost or administrative burden of the disposal process, hospitals and other end users of such devices might increase their use of reusable medical products. Also, in various countries in which the Company operates, including the United States, there are government and private insurance company efforts to change or reform the way in which healthcare is delivered and paid for. The Company believes that these efforts to contain or reduce healthcare costs are likely to continue. This could result in fewer and shorter hospital stays and a reduction in the number and nature of medical procedures which are performed. Were either or both of these developments to lead to a material increase in reusable medical products or a decrease in the use of hospitals or reduction in medical procedures, demand for the Company's services could be adversely affected. See "Business -- The Sterilization Processing Industry" and " -- Customers."

CUSTOMER CONCENTRATION

     The Company's five largest customers accounted for approximately 38% of its net revenues in Fiscal 1997, including one customer, Allegiance Healthcare Corporation, which accounted for approximately 20% of net revenues. The loss by the Company of any of these major customers, or any substantial reduction in the volume of their business with the Company, could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, at several of the Company's sterilization facilities, the business from an individual customer accounts for a substantial majority of the total volume of products sterilized at that facility. Any substantial reduction in the volume of business at any individual sterilization facility of the Company could also have a material adverse effect on the Company's business, financial condition and results of operations due to the significant level of fixed operating costs at each of the Company's sterilization facilities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Customers."

UNPREDICTABILITY OF FUTURE OPERATING RESULTS; LIKELY FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

     There can be no assurance that the Company's net revenues will grow or be sustained in future periods or that the Company will maintain its current profitability in the future. In addition, the Company has experienced, and expects to continue to experience, significant fluctuations in net revenues and operating results from quarter to quarter. As a result, the Company believes that period-to-period comparisons of its operating results are not necessarily meaningful, and that such comparisons cannot be relied upon as indicators of future performance. An important cause of such quarterly fluctuations has been material increases or decreases in demand by the Company's customers for its ethylene oxide sterilization services, resulting from such factors as changes in the customers' product mix or sterilization technology preferences or in the demand for their products. Another important factor has been the timing of the opening of new operating facilities or of significant capacity expansions at existing facilities. In addition to the substantial capital requirements which capacity expansion entails, the start-up of a new facility typically involves substantial added costs and any new facility typically requires several years before achieving profitability.

     A further factor contributing to quarterly fluctuations is changes in the exchange rate from quarter-to-quarter between the United States dollar, in which the Company's results are reported, and the local currency in each of the seven foreign countries in which the Company currently operates. Since the Company reports its interim and annual results in United States dollars, it is subject to the risk of translation losses for reporting purposes. Whenever the United States dollar gains against the local currency in any reporting period, the actual earnings generated by the Company's operations in that country are diminished in translation.

     As a result of these and other factors, it is likely that in one or more future quarters or other interim reporting periods the Company's operating results will be less than the estimates made by or the expectations of market analysts or investors and may be materially lower than the prior period in the same fiscal year or the comparable period of the prior fiscal year. In either event, the prevailing market price of the Class A Common Stock could be materially adversely affected. See "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Results of Operations -- Quarterly Results."

AVAILABILITY OF ALTERNATIVE TECHNOLOGIES

     All but one of the Company's 19 sterilization facilities currently employ ethylene oxide technology exclusively. Certain of the Company's competitors utilize alternative sterilization technologies, principally gamma radiation, in some or all of their processing facilities. Gamma radiation has certain advantages over ethylene oxide as a sterilant. As a result of these advantages, while the business of both ethylene oxide and gamma contract processors has grown rapidly during the past ten years, the use of gamma sterilization increased at a faster rate as many medical device manufacturers which could easily do so converted certain of their products from ethylene oxide to gamma sterilization and designed certain new products and packaging to be gamma compatible. Any significant further shift by manufacturers of single use medical devices in their sterilization technology requirements from ethylene oxide to gamma or other technologies would likely have a material adverse effect on the Company's business, financial condition and results of operations. In addition, any effort by the Company to effect a material and rapid conversion of its facilities to gamma or some other sterilization technology or to rapidly establish a number of new facilities employing such an alternative technology, whether as a result of regulatory changes, customer preferences or some other reason, would not be financially or operationally feasible. See "Business -- The Sterilization Processing Industry," "-- Competition" and "-- Regulatory, Environmental and Health and Safety Matters."

HEALTH AND SAFETY RISKS OF ETHYLENE OXIDE AND GAMMA

     Ethylene oxide is a toxic and hazardous chemical which is flammable and explosive. It has also been identified as a cancer and reproductive hazard. The Cobalt 60 isotope used in gamma sterilization is highly radioactive and corrosive. As a result, the operation of the Company's ethylene oxide and gamma facilities involves special safety risks and potential liabilities resulting from exposure to ethylene oxide or radioactive material or from an explosion or fire involving the use of ethylene oxide and the possible business interruption associated with any such explosion or fire. The Company is also subject to a variety of specific regulatory, health and safety and environmental requirements stemming from the use of these hazardous materials.

     Any incident occurring at any of the Company's facilities which causes harm to workers or others or the interruption of normal operations at the facility could result in substantial liability to the Company. Such an incident might also result in adverse community or regulatory reaction, which could affect the Company's ability to continue to operate the facility involved in the incident. To the extent any such liability is not covered by insurance or able to be recovered from others, the Company's business, financial condition and results of operations could be materially adversely affected. A similar result could occur if any incident and the related interruption of normal operations of the facility caused any significant customer served by that facility to switch to an alternative sterilization service provider. In addition, the Company may encounter resistance, protests or other actions from those communities in which its existing facilities are located or where it seeks to establish or expand facilities based on the perceived risk of exposure to ethylene oxide or radiation on the part of the residents of these communities. See "Business -- Regulatory, Environmental and Health and Safety Matters."

RISKS RELATED TO GOVERNMENT REGULATIONS AND STANDARDS COMPLIANCE

     The design, construction and operation of the Company's sterilization facilities are subject to a variety of federal, state and local regulations in each of the countries where they are located. Although the Company believes it has received all material licenses and permits necessary to conduct its current business, there can be no assurance that the Company will not be found in violation of applicable requirements or that governmental entities will not seek to impose more stringent regulatory requirements on the Company and its business. In addition, the long-term course of regulatory policy cannot be predicted, and there can be no assurance that laws and regulations will not be applied in a manner that adversely affects the Company. The imposition of such regulatory requirements could force the Company to alter or cease the operation of one or more of its facilities and could otherwise have a material adverse effect on the Company's business, financial condition and results of operations.

     The health and safety risks of exposure to ethylene oxide have resulted in extensive government regulations and industry standards which limit permissible emissions levels, worker exposure and residues on sterilized products. The Company is also subject to various local zoning and permit rules in connection with the construction of its sterilization facilities. These regulations have materially increased the cost of ethylene oxide sterilization.

     The Company anticipates that ethylene oxide will be subjected to further risk assessment by international standards organizations and by various governmental entities and institutions in one or more of the countries in which the Company operates. Furthermore, it is likely that more restrictive ethylene oxide regulations or industry standards will be adopted as a result of such studies. The expenditures required by the Company or its customers to comply with any additional restrictions could be material. The further operating restraints or burdens which any additional restrictions might entail, as well as any increased concern over the health and safety risks of ethylene oxide, could also result in additional customer shifts away from ethylene oxide sterilization. In either event, any additional regulations could have a material adverse effect on the Company's business, financial condition and results of operations.

     Regulations to control low concentration ethylene oxide emissions were adopted by the United States Environmental Protection Agency ("EPA") in 1994 and are currently scheduled to become effective in December 1998. However, certain types of low concentration emissions control equipment used by ethylene oxide sterilizers, including the Company, have a risk of explosion. The regulations are under review by the EPA, and the Company expects that their effective date will be postponed to December 1999. If the regulations take effect in their present form, the Company will be required to incur substantial cost to acquire the control equipment necessary to bring certain of its facilities in the United States into compliance. If the regulations become effective in December 1998, the Company may require variances at two of its facilities to remain in compliance pending installation of new systems. There can be no assurance that the Company will be able to obtain such variances.

     In addition to extensive regulation by various governmental agencies, the Company and its medical device manufacturing customers are subject to standards, guidelines and requirements established by industry organizations and other non-governmental entities, such as the International Organization for Standardization ("ISO") and the Committee for European Normalization ("EN"). The ISO 9001 and 9002 standards are international quality standards that require the Company to implement and document an effective quality assurance program which is subject to periodic quality systems surveillance audits. The ISO 10993-7 standard, adopted in 1995, limits the permissible levels of residual ethylene oxide on sterilized medical devices in order to protect patients who come into contact with such devices. These residue limits are readily achievable by the existing process technology and procedures employed by the Company for most of the medical devices manufactured by its customers. The ISO is currently engaged in a process to review and revise its existing ethylene oxide residue standard. The Company is unable to predict the final outcome of this review process, although it believes that it will likely result in some reduction in the permissible ethylene oxide residue limits set forth in the ISO standard. Depending upon the extent of any such reduction, aeration times might need to be increased for some products or, in an extreme case, certain products might require redesign, significant changes in ethylene oxide sterilization technology and equipment might be required to assure compliance and manufacturers might increasingly shift their sterilization requirements to gamma or other existing or new sterilization technologies.

     Demonstrated compliance by a contract processor with the ISO and EN certifications is becoming a requirement for doing business in or exporting sterilized products to Canada and Europe and is expected by most medical device manufacturers in the United States. Medical devices to be sold in countries which are members of the European Community must carry the "CE" symbol on their labels. In order to affix the CE symbol to any sterile medical device it must, among other requirements, have been sterilized in a facility which is certified as ISO 9000 series and EN 46000 series compliant and it must satisfy the ISO 10993-7 ethylene oxide residue standard.

     Sterilization of medical devices is subject to regulation by the United States Food and Drug Administration (the "FDA") pursuant to the Federal Food, Drug and Cosmetic Act. The FDA has promulgated a Quality System Regulation ("QSR") which sets forth detailed Good Manufacturing Practices ("GMP") that manufacturers of medical devices, including providers of contract sterilization of medical devices, are required to follow. Consequently, the Company is required to comply with the GMP requirements set forth in the QSR with respect to its operating facilities in the United States and those outside the United States which sterilize devices for export to the United States. These facilities are subject to periodic inspections by the FDA to determine whether they are in compliance with such requirements.

     The parametric release system now being implemented by the Company to increase sterilization processing efficiency (see "Business -- Sterilization Management Services -- Continuous improvement initiatives") is subject to compliance with FDA GMPs. The Company has only recently begun to commercially process certain products for one of its customers using the parametric release system. The Company's parametric release system adheres to the standards for parametric release included in the ISO 11135 standard for ethylene oxide sterilization. However, the Company has not been inspected by the FDA since implementing the system and no assurance can be given that the FDA will accept the Company's use of its parametric release system. Further, there can be no assurance that the Company's customers will accept the use of parametric release for contract sterilization.

     Failure by the Company at any time to comply with applicable FDA requirements could lead the FDA to institute enforcement actions against the Company or its customers, including, among other things, warning letters, recall or seizure of products, fines, injunctions, civil penalties, total or partial suspension of sterilization operations and criminal prosecution. Such enforcement actions would also harm the Company's business reputation and could cause the Company to lose customers to competitors. During the last five years, the Company has not received any warning letters from or been subjected to any more stringent compliance action by the FDA. See "Business -- Regulatory, Environmental and Health and Safety Matters -- Health regulations."

     The design, construction and operation of commercial gamma sterilization facilities, and byproduct materials used in such facilities, are extensively regulated by government entities in Belgium (where the Company operates such a facility) and Mexico (where a joint venture in which the Company is a participant is establishing such a facility). Gamma facilities are also subject to extensive regulation in the United States and in the other countries where any additional gamma facilities built or acquired by the Company are likely to be located.

     Changes in, or reinterpretations of, existing requirements and standards or adoption of new requirements or the failure at any time to comply with any applicable material regulations and standards could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company will not incur significant costs to comply with laws, regulations and other requirements in the future or that such laws, regulations and other requirements will not have a material adverse effect upon the Company's business, financial condition and results of operations.

     Violations of or noncompliance with applicable governmental requirements could result in an enforcement action including, among other things, a warning letter, imposition of civil penalties, suspension of operations, modification or revocation of any applicable license or criminal prosecution. Any such action could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Quality Assurance" and "-- Regulatory, Environmental and Health and Safety Matters."

POTENTIAL FOR SHORT-TERM CAPACITY CONSTRAINTS

     The demand for the Company's sterilization services has been growing rapidly, in some cases temporarily exceeding the capacity of certain of its processing facilities. Certain of the Company's existing facilities are now at or are expected over the next two years to reach their maximum capacity, which could necessitate increases in capacity at existing facilities or opening new facilities. Any substantial and prolonged inability on the part of the Company to maintain sufficient sterilization capacity to fully serve the needs of its customers could have a material adverse effect on its relationships with affected customers and put at risk key elements of its business strategy. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Business -- Facilities."

SUPPLY RISKS

     While ethylene oxide is a relatively common chemical with many different uses, its use as a sterilant in the United States is subject to stringent regulation under the Federal Insecticide, Fungicide and Rodenticide Act ("FIFRA"). The Company is aware of only two sources in the United States which possess the FIFRA registration necessary to produce ethylene oxide for use as a sterilant, only one of which actually engages in such production. In September 1997, the Company entered into a seven-year agreement with that producer to supply ethylene oxide to all of its sterilization facilities in the United States and Canada. Any interruption in the supply of ethylene oxide to the Company's sterilization facilities, or substantial increase in the cost of such supply, would have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company is aware of only two principal sources in the world for Cobalt 60, the radioactive isotope which emits gamma radiation. One of these sources is MDS Nordion Inc., a Canadian company, and the other is the Puridec Irradiation Technologies Division of Amersham International plc, a United Kingdom company. The Company's gamma facility in Belgium purchases its Cobalt 60 requirements under contract from Puridec. MDS Nordion is the Company's partner in a joint venture to design, build and operate a gamma facility in Mexico. The joint venture is contractually committed to acquire its Cobalt 60 requirements from MDS Nordion. While the Company has not experienced any shortages of Cobalt 60 since the acquisition of its Belgian gamma facility in August 1997, there can be no assurance that it will be able to obtain sufficient supplies of Cobalt 60 in the future. In addition, the availability and price of Cobalt 60 to the Company and its suppliers is dependent in part on the political situation in countries with large deposits of Cobalt 59 (the material that is processed into Cobalt
60), such as the Democratic Republic of Congo and the republics of the former Soviet Union. Such countries have recently experienced political unrest. In addition, since mined Cobalt 59 must be converted into Cobalt 60 in nuclear reactors, the supply of Cobalt 60 to the Company's suppliers is dependent upon the availability of nuclear reactors. If interruptions in the supply or increases in the price of Cobalt 60 were to occur for any reason, including a decision by any of the Company's suppliers to decrease or discontinue supplies of Cobalt 60 to the Company, trade restrictions with Canada or the United Kingdom, political unrest, labor disputes or other factors, the Company's business, financial condition and results of operations might be materially adversely affected. See "Business -- Sterilization Management
Services -- Availability of raw materials."

COMPETITION

     The Company is subject to intense competition in the provision of sterilization services in each of the countries where it has operations. The market for such services is fragmented as a result of traditional geographical limitations on the area which can be served by each sterilization facility, multiple sterilization technologies and the mix of captive and contract facilities. Certain of the Company's competitors in North

America have substantially greater financial, marketing, technical and other resources or offer a broader range of sterilization technologies than the Company, which may give them a competitive advantage over the Company. Two of its major competitors in the United States, Isomedix, Inc. (a subsidiary of Steris Corporation) and SteriGenics International, Inc., have extensive gamma sterilization networks. In Europe, many of the Company's local competitors benefit from long-term relationships with individual customers. Also, to the extent that the Company expands into additional foreign countries it could be faced with competition from existing providers of contract sterilization services in those countries. See "Business -- Competition."

ACQUISITIONS

     The Company has recently completed several acquisitions and expects to continue to pursue acquisitions in the future. Some of the Company's major competitors have similar acquisition strategies. As a result, competition for suitable acquisition candidates is increasing, and the number of potential acquisition candidates, particularly in the United States, is limited. There can be no assurance that the Company will be able to acquire companies on favorable terms, if at all. If the Company continues to complete acquisitions, it will encounter various associated risks, including possible difficulty in integrating an acquired business into the Company's sterilization or laboratory networks, diversion of management's attention and unanticipated problems or liabilities, some or all of which could have a material adverse effect on the Company's business, financial condition and results of operations. The Company does not currently have any understandings, commitments or agreements with respect to any potential acquisition. See "Business -- Business Strategy" and "-- Strategic Acquisitions and Alliances."

ADDITIONAL INTERNATIONAL EXPANSION

     Part of the Company's business strategy is to enter additional foreign countries. Further expansion into additional countries will require substantial capital and be subject to a number of risks, including any or all of the following: (i) differing and evolving regulatory requirements for ethylene oxide or gamma sterilization; (ii) political, economic, cultural and language differences; (iii) fluctuating currency exchange rates; (iv) difficulties in staffing and managing such operations and of integrating them into the Company's business; (v) the inability to establish a stable and profitable customer base for such operations; (vi) higher operating and administrative costs; and (vii) potentially adverse tax consequences. Such factors, either individually or in combination, could result in operating losses for any such facility or facilities for several years or more and have a material adverse effect on the Company's business, financial condition and results of operations. See
"Business -- Business Strategy" and "-- Sterilization Management Services."

CAPITAL REQUIREMENTS

     In order to expand its sterilization capacity sufficiently to meet anticipated increases in the demand for its services, as well as to carry out other components of its business strategy, the Company expects to require substantially greater capital than it has previously required. Prior to the Offering, a material portion of the Company's capital requirements was funded by or through the Parent Company. Following completion of the Offering, no further financing can be expected to be available from or through the Parent Company. No assurance can be given that the Company's existing financial resources, including cash flow from operations and amounts available under the proposed Revolving Credit Agreement, will be sufficient to fund its future growth. The Company may be required to seek other external funding sources in order to finance its business strategy, which sources may not be available on terms favorable to the Company or at all. These sources could include, subject to market conditions, additional offerings by the Company of its equity or debt securities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Shares Eligible For Future Sale."

FINANCIAL EXPOSURE TO PRODUCT AND OTHER LIABILITY CLAIMS

     The Company faces the risk of financial exposure to product and other liability claims alleging that the Company's failure to adequately perform its services resulted in adverse effects. While the Company's customers are generally responsible for determining the cycle parameters or dosage specifications for their products, the Company is required to certify that such cycle or dosage parameters were achieved. In the event of the failure of the Company to process the customer's product in accordance with the cycle parameters or dosage specifications prescribed by the customer, the Company is contractually required to inform its customer of the nonconformance, to reprocess the product if that is a feasible alternative and to reimburse the customer for the cost of any such product which is damaged as a result of the nonconformance. In Belgium and France, contract processors, including the Company, are required by law to certify that products they have processed are "sterile." There can be no assurance that the Company will not be held liable for damages that are alleged to result from improper or incorrect processing, cycle parameters or dosage specifications, product damage or the failure to achieve "sterility." In such event, the Company also could receive adverse publicity. Both the Company and the Parent Company's Food Group are covered by the same liability insurance coverage. There can be no assurance that such liability insurance coverage will be adequate or remain available to the Company at acceptable costs. A successful claim brought against the Company in excess of the insurance coverage then available to it could have a material adverse effect on the Company's business, financial condition and results of operations. Additionally, adverse product or other liability actions could have a negative impact on market acceptance of the Company's services and the Company's ability to obtain and maintain regulatory approval for the products it processes. See "Business -- Sterilization Management Services -- Achieving 'sterility,' "
"-- Quality Assurance" and "-- Regulatory, Environmental and Health and Safety Matters."

CONTROL BY AND POSSIBLE CONFLICTS OF INTEREST WITH THE PARENT COMPANY

     The Parent Company is currently the sole stockholder of the Company. Upon completion of the Offering, the Parent Company will continue to own all of the outstanding shares of Class B Common Stock (each of which entitles the holder to ten votes) and will hold 67.6% of the total number and have 95.4% of the combined voting power of the Common Stock. As a result, the Parent Company will be able to control the election of directors and the vote on other matters submitted to the Company's stockholders, including the approval of extraordinary corporate transactions (such as a sale of assets, merger or other transaction involving a change of control). In addition, two of the Company's directors, including its Chairman of the Board, are also directors and senior officers of the Parent Company.

     There is almost no operational overlap between the business of the Parent Company and the business of the Company. The Parent Company does, however, render a variety of administrative and financial support services to the Company, and it is expected to continue to do so after completion of the Offering. In order to document and establish the terms of these arrangements and other aspects of their continuing relationship, the Company and the Parent Company will, prior to the completion of the Offering, enter into a series of agreements (the "Intercompany Agreements"). The Intercompany Agreements will include a Shareholder Agreement, an Administrative Services Agreement and a Tax Matters Agreement.

     The Intercompany Agreements will not be the result of arm's length negotiations between independent parties, and there can be no assurance that their terms and conditions will be the same as if so negotiated. The Committee of Independent Directors of the Company's Board of Directors, whose members will not be otherwise affiliated with either the Company or the Parent Company, will be required to review and approve the terms of all material agreements and transactions, and any material amendments to such agreements (including amendments to the Intercompany Agreements) between the Company and the Parent Company which are entered into or occur subsequent to the Offering.

     Conflicts of interest may arise in the future between the Company and the Parent Company. The Company has not adopted any formal plan or arrangement to address such potential conflicts of interest. It is anticipated that the directors of the Company would take such steps as they deem reasonable under all of the circumstances to resolve any specific conflict of interest that may occur. There can be no assurance, however, that any such conflicts will be resolved in a manner favorable to the Company. See "Relationship With Parent Company."

POTENTIAL TRANSFER OF CONTROL BY THE PARENT COMPANY

     The Company's Restated Certificate of Incorporation permits the Parent Company to transfer shares of Class B Common Stock which it holds to any person who is a Permitted Transferee. "Permitted Transferees" for such purpose include:
(i) the shareholders of the Parent Company, but only pursuant to a single transaction in which all outstanding shares of Class B Common Stock held by the Parent Company are distributed to the shareholders of the Parent Company as part of a tax free spin off; and (ii) an unaffiliated corporation or business entity, but only pursuant to a single transaction approved by the board of directors of the Parent Company in which all outstanding shares of Class B Common Stock held by the Parent Company are sold to, exchanged with or otherwise transferred to such other corporation or business entity. Accordingly, it will be possible for the Parent Company, as part of a spin off or sale, to convey to its shareholders or to an unrelated purchaser all of the Class B Common Stock then held by it and the voting power (which would be likely to include at least a majority of the combined voting power of all shares of Common Stock then outstanding) represented by such shares. See "Relationship with Parent Company" and "Description of Capital Stock."

POTENTIAL SALES OF CLASS A COMMON STOCK BY THE PARENT COMPANY OR THE COMPANY

     Sales by the Parent Company or by the Company of substantial amounts of Class A Common Stock could adversely affect prevailing market prices of the Class A Common Stock. Upon the consummation of the Offering, the Parent Company will own all of the outstanding shares of Class B Common Stock (which will represent 67.6% of the total number of shares of Common Stock outstanding or 64.5% if the Underwriters' over-allotment option is exercised in full). Pursuant to the Company's Restated Certificate of Incorporation, the Parent Company will be able at any time or from time to time to convert any or all of its Class B Common Stock to Class A Common Stock on a share-for-share basis. Pursuant to the Shareholder Agreement, the Parent Company will also be able to cause the Company to register under the Securities Act of 1933 (the "Securities Act"), in connection with their public sale, any or all of the shares of Class A Common Stock resulting from such conversion. In addition, the Parent Company will be permitted to sell in the public market specified amounts of such Class A Common Stock without registration pursuant to Rule 144 under the Securities Act. The Company may also issue and sell shares of Class A Common Stock in the future to fund acquisitions, raise additional capital or for other purposes.

     The Parent Company has informed the Company that it has no current intention to sell any of its shares of Common Stock. In addition, each of the Parent Company, the Company and each of the directors and officers of the Company has agreed with the Underwriters that it or he will not sell or otherwise dispose of any Common Stock or securities convertible into Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of ABN AMRO Incorporated. The Company's agreement in this regard excludes from such restriction Common Stock issued in connection with acquisitions (provided that any recipient in an acquisition of Common Stock during such 180-day period agrees to be bound by such prohibition during the remainder of the 180-day period) and pursuant to stock option plans for directors and employees of the Company. See "Shares Eligible for Future Sale."

ABSENCE OF PRIOR PUBLIC MARKET; POTENTIAL VOLATILITY OF STOCK PRICE

     Prior to the Offering, there has been no public market for the Common Stock. There can be no assurance that an active trading market will develop for the Class A Common Stock after the Offering or, if one does develop, that it will be maintained. The initial public offering price of the Class A Common Stock offered hereby will be determined through negotiations among the Company and the representatives of the Underwriters, and may not be indicative of future market prices. See "Underwriting" for the factors which are expected to be considered in determining the initial public offering price of the Class A Common Stock offered hereby. There can be no assurance that the market price of the Class A Common Stock will not be highly volatile or that it will not decline below the initial public offering price.

     Factors such as variations in the Company's quarterly or annual financial results, comments by securities analysts and others, changes in earnings estimates by securities analysts, fluctuations in the stock prices of the

Company's competitors, any loss by the Company of a key member of senior management, adverse regulatory actions or decisions, adverse evidence regarding the health or safety effects of ethylene oxide, announcements of extraordinary events such as litigation or acquisitions, announcements of technical innovations or changes in pricing policies by the Company or its competitors, the development or retention of in-house sterilization capabilities by manufacturers of single use medical devices, changing government regulations or industry standards, and changes in the market for single use medical devices or in general economic, political and market conditions in the United States or elsewhere, may have a significant effect on the market price of the Class A Common Stock. In addition, stock markets have experienced extreme price and volume trading volatility in recent years. This volatility has had a substantial effect on the market prices of securities of many companies for reasons frequently unrelated or disproportionate to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of the Class A Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

DEPENDENCE ON KEY PERSONNEL

     The Company's progress to date has been dependent to a significant extent upon the skills of its key senior management personnel and facilities managers, many of whom would be difficult to replace. There can be no assurance that the Company can retain such personnel or that it can attract and retain other highly qualified personnel in the future. The loss of any of the Company's senior management, facilities managers or other key marketing, technical or administrative personnel, particularly if lost to competitors, or the failure of any such key personnel to perform well in his or her current positions, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management."

YEAR 2000 ISSUES

     Many currently installed computer systems and software products throughout the world, including certain of those used by the Company, are coded to accept only two digit entries in the date code field. Any computer programs that have date-sensitive software will require, prior to January 1, 2000, date code fields which accept four digit entries to enable them to distinguish 21st century dates from 20th century dates. As a result, prior to the end of 1999, certain of the computer systems and/or software used by the Company will need to be upgraded or replaced to become "Year 2000 compliant."

     The Company's principal computer applications cover three broad areas of its operation: (i) those associated with the process controls at its sterilization facilities; (ii) those which relate to its general operations (including invoicing, purchasing, receiving and payroll); and (iii) those which pertain to its financial and accounting systems (including its general ledger, receivables, payables and fixed assets). The Company currently utilizes the Parent Company as a service provider with respect to its financial and accounting systems throughout North America and also with respect to its general operations systems in Mexico.

     Commencing late in 1997, the Company began an evaluation and conversion project covering all of its systems to identify and address all necessary code changes, testing and implementation related to Year 2000 compliance issues. At the same time, the Company also began an evaluation of Year 2000 compliance issues for its critical customers and suppliers. The Company expects to conclude its evaluation by the end of 1998 and to complete necessary systems modifications or conversions and testing by mid-1999. The Parent Company has informed the Company that (i) it has undertaken a similar evaluation and conversion project with respect to its computer systems including those which are used by the Company and (ii) it expects to bring such systems into Year 2000 compliance by mid-1999. Based upon its evaluation to date, the Company estimates its aggregate cost to bring into Year 2000 compliance all of the computer systems utilized by the Company, including those of the Parent Company, will not be material.

     There can be no assurance that the foregoing compliance schedule will be met by the Company or the Parent Company or that any software or systems of the Company's customers and suppliers, on which the Company's business is dependent, will be corrected in a timely manner. Any failure by the Company, the

Parent Company or such third parties to become Year 2000 compliant on a timely basis could result in disruption of the Company's normal operations and in the ability or willingness of its customers to utilize the Company's services. Any such failure or disruption could have a material adverse effect on the Company's business, financial condition and results of operations and could result in litigation against the Company based upon any such disruption or failure. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Issues."

ABSENCE OF DIVIDENDS

     The Company intends to retain its earnings to finance its growth and for general corporate purposes and therefore does not anticipate paying any cash dividends in the foreseeable future on the Common Stock. In addition, the Company expects to enter into a Revolving Credit Agreement prior to completion of the Offering which will contain a covenant restricting the amount of dividends which the Company will be permitted to pay. See "Dividend Policy."

DILUTION

     Investors purchasing shares of Class A Common Stock in the Offering will experience immediate and substantial dilution of $8.47 per share in the net tangible book value of their shares. See "Dilution."

                                USE OF PROCEEDS

     The net proceeds to the Company from the Offering are estimated to be approximately $31.7 million ($36.5 million if the Underwriters' over-allotment option is exercised in full) assuming an initial public offering price of $14.00 per share and after deduction of the estimated underwriting discount and offering expenses.

     Approximately $12.2 million of the proceeds will be paid to the Parent Company to discharge in full the principal of and accrued interest on a promissory note issued by the Company on June 1, 1998 in payment of a dividend declared by the Company on May 21, 1998. The promissory note is payable on demand and bears interest at the annual rate of 6%, payable at maturity.

     The Company will use a substantial part of the remaining approximately $19.4 million of the net proceeds ($24.3 million if the Underwriters' over-allotment option is exercised in full) to repay short-term bank debt. At June 30, 1998, the Company's aggregate short-term bank debt was approximately $14.8 million, bore interest at a weighted average rate of 5.9% per annum and had an average maturity of seven days. Approximately $9.6 million of the Company's short-term bank debt outstanding at June 30, 1998 was used to finance the purchase of Sorex Medical, Inc. and the balance was used primarily to fund other parts of the Company's capital expenditure program. Any remaining proceeds not used to retire short-term debt will be available for general corporate purposes, including to fund capital expenditures. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources," "Business -- Business Strategy" and "-- Strategic Acquisitions and Alliances."

                                DIVIDEND POLICY

     The Company has not declared or paid any dividends on its capital stock since the beginning of Fiscal 1996 except for a dividend of $12.0 million paid on June 1, 1998 to the Parent Company. It is the Company's current intention to retain its earnings to finance its growth and for general corporate purposes. Therefore the Company does not anticipate paying any cash dividends in the foreseeable future. The declaration and payment of any future dividends will be subject to the discretion of the Board of Directors of the Company. In addition, the Revolving Credit Agreement which the Company expects to enter into prior to the completion of the Offering will contain a covenant restricting the amount of dividends which the Company will be permitted to pay. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at June 30, 1998 on an actual basis and as adjusted to give effect to the sale by the Company of the shares of Class A Common Stock offered hereby at an assumed initial public offering price of $14.00 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds." This table should be read in conjunction with the Selected Financial Data, the Consolidated Financial Statements, and the related notes thereto included elsewhere in this Prospectus.

                                                               AS OF JUNE 30, 1998
                                                              ---------------------
                                                              ACTUAL    AS ADJUSTED
                                                              -------   -----------
                                                                 (IN THOUSANDS)
Cash and cash equivalents...................................  $ 3,069     $ 7,840
                                                              =======     =======
Short-term debt:
  Bank overdrafts...........................................  $   183     $    --
  Short-term credit facilities..............................   14,635          --
  Note due to Parent Company................................   12,060          --
                                                              -------     -------
          Total short-term debt.............................   26,878          --
                                                              -------     -------
Long-term debt, including current portion:
  Borrowings under notes payable and Industrial Revenue
     Bonds..................................................   19,385      19,385
                                                              -------     -------
Stockholders' equity:
  Preferred Stock, par value, $.01 per share, 10,000,000
     shares authorized and no shares issued or
     outstanding............................................       --          --
  Class A Common Stock, par value $.01 per share, 50,000,000 shares authorized, 2,500,000 issued and outstanding, as
     adjusted(1)............................................       --          25
  Class B Common Stock, par value $.01 per share, 40,000,000 shares authorized, 5,225,000 issued and
     outstanding(2).........................................       53          53
  Additional paid-in capital................................   12,004      43,629
  Retained earnings.........................................    7,751       7,751
  Equity adjustment from foreign currency translation.......   (1,957)     (1,957)
                                                              -------     -------
          Total stockholders' equity........................   17,851      49,501
                                                              -------     -------
          Total capitalization..............................  $64,114     $68,886
                                                              =======     =======

---------------

(1) Excludes 185,000 shares of Class A Common Stock issuable upon exercise of options to be granted under the Company's 1998 Employee Stock Option Plan and its 1998 Director Stock Option Plan effective on the date of the Offering at an exercise price per share equal to the initial public offering price. See "Management -- 1998 Director Stock Option Plan" and "-- Employee Stock Option Plans -- 1998 Plan."

(2) Excludes 505,686 shares of Class B Common Stock issuable upon exercise of outstanding options granted under the Company's 1996 Key Executive Stock Option Plan. See "Management -- Employee Stock Option Plans -- 1996 Plan." No further options will be granted under the 1996 Plan.

                                    DILUTION

     The net tangible book value of the Company at June 30, 1998 was approximately $11.1 million, or $2.13 per share. "Net tangible book value" per share represents the amount of total tangible assets of the Company less its total liabilities, divided by the number of shares of Common Stock outstanding. After giving effect to the sale by the Company of the 2,500,000 shares of Class A Common Stock in the Offering at an assumed initial public offering price of $14.00 per share and the deduction of the estimated underwriting discount and expenses of the offering the adjusted net tangible book value of the Company at June 30, 1998 would have been approximately $42.8 million, or $5.53 per share. This represents an immediate increase in such net tangible book value of $3.40 per share to the Parent Company and an immediate dilution of $8.47 per share to new investors purchasing shares of Class A Common Stock at the initial public offering price. Net tangible book value dilution per share represents the difference between the amount paid by purchasers of the shares of Class A Common Stock in the Offering and the adjusted net tangible book value per share of Common Stock immediately after completion of the Offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share.............          $14.00
  Net tangible book value per share at June 30, 1998........  $2.13
  Increase in net tangible book value per share attributable
     to new investors.......................................   3.40
                                                              -----
Adjusted net tangible book value per share after the
  Offering..................................................            5.53
                                                                      ------
Dilution in net tangible book value per share to new
  investors(1)..............................................          $ 8.47
                                                                      ======

---------------

(1) As of June 30, 1998, there were outstanding options to purchase a total of 505,686 shares of Class B Common Stock at a weighted average price per share of $7.44 under the Company's 1996 Key Employee Stock Option Plan. The foregoing table does not give effect to the exercise of any such options subsequent to June 30, 1998. To the extent any such outstanding options are exercised, there will be further dilution to new investors. See
    "Management -- Employee Stock Option Plans -- 1996 Plan" and Note 17 of the Notes to Consolidated Financial Statements.

                            SELECTED FINANCIAL DATA

     The following table presents selected consolidated or combined financial information for the Company. The financial information as of September 30, 1997, 1996 and 1995 and for each of the years then ended was derived from the Company's audited consolidated financial statements. This information should be read in conjunction with the audited consolidated financial statements, including the notes thereto, for each of the years in the three year period ended September 30, 1997 included elsewhere in this Prospectus. Prior to Fiscal 1995, some of the Company's operations were held by other affiliates of the Parent Company. See "Relationship with Parent Company -- Background." As such, the financial information as of September 30, 1994 and 1993 and for the two years then ended was derived from the audited financial statements of the Parent Company and in the opinion of management of the Company has been prepared on a basis consistent with the audited financial statements of the Company and includes all normal and recurring adjustments and eliminations for a fair presentation of such information. The selected financial information as of March 31, 1998 and 1997 and the six month periods then ended was obtained from the Company's unaudited financial statements. In the opinion of the Company's management all normal and recurring adjustments and eliminations necessary for a fair presentation of the interim results have been included. The results of operations for the six months ended March 31, 1998 are not necessarily indicative of the results for any future periods. This selected financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                                                                 SIX MONTHS ENDED
                                                  YEAR ENDED SEPTEMBER 30,                           MARCH 31,
                                 ----------------------------------------------------------    ---------------------
                                   1993        1994         1995        1996        1997         1997        1998
                                 ---------   ---------    ---------   ---------   ---------    ---------   ---------
                                      (UNAUDITED)                                                   (UNAUDITED)
                                                   (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF EARNINGS DATA:
Net revenues...................  $  37,184   $  40,587    $  50,117   $  54,771   $  60,247    $  28,345   $  34,917
  Cost of revenues.............     23,914      28,243       34,842      38,319      40,645       19,379      23,845
                                 ---------   ---------    ---------   ---------   ---------    ---------   ---------
Gross profit...................     13,270      12,344       15,275      16,452      19,602        8,966      11,072
  Selling and administrative
    expenses...................      7,028       9,017       10,088      10,171      12,003        5,580       6,398
                                 ---------   ---------    ---------   ---------   ---------    ---------   ---------
Operating profit before
  royalty......................      6,242       2,063(1)     5,187       6,281       7,599        3,386       4,674
Operating profit(2)............      4,589         152(1)     2,912       3,800       4,852        2,071       3,131
Interest expense, net..........        335         822        1,705       1,355         875          464         451
Earnings (loss) before income
  taxes........................      4,231      (1,277)       1,056       2,761       3,699        1,486       2,568
Net earnings (loss)............  $   2,633   $    (816)   $   1,017   $   1,784   $   2,726    $     736   $   1,643
Net earnings (loss) per common
  share, basic and diluted.....  $    0.50   $   (0.16)   $    0.19   $    0.34   $    0.52    $    0.14   $    0.31
Weighted average number of
  common shares outstanding....  5,225,000   5,225,000    5,225,000   5,225,000   5,225,000    5,225,000   5,225,000
Weighted average number of
  common shares and dilutive
  potential common shares
  outstanding..................  5,225,000   5,225,000    5,225,000   5,225,000   5,242,782    5,242,782   5,291,286
Cash dividends paid............         --          --           --          --          --           --          --
PRO FORMA DATA (UNAUDITED):
Net earnings(3)................                                                   $   4,431                $   2,495
Diluted net earnings per common
  share(3).....................                                                   $    0.85                $    0.47
CASH FLOW DATA:
Depreciation and
  amortization.................  $   3,664   $   4,380    $   5,380   $   5,884   $   6,108    $   3,074   $   3,620
Capital expenditures...........      6,864      23,189(4)     8,533       3,943       8,885(4)     2,195       6,500

                                                                                            SIX MONTHS ENDED
                                                  YEAR ENDED SEPTEMBER 30,                      MARCH 31,
                                    ----------------------------------------------------   -------------------
                                      1993       1994       1995       1996       1997       1997       1998
                                    --------   --------   --------   --------   --------   --------   --------
                                        (UNAUDITED)                                            (UNAUDITED)
                                                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
BALANCE SHEET DATA:
Working capital (deficit).........  $ (1,244)  $(15,656)  $(10,478)  $ (3,500)  $   (583)  $   (156)  $ (1,929)
Total assets......................    35,210     56,074     62,631     58,294     66,719     58,335     69,141
Long-term debt, less current
  portion.........................     1,510      6,987     11,777     15,391     19,208     16,321     18,891
Stockholder's equity..............    22,784     21,952     25,262     26,385     28,006     26,431     29,115

---------------

(1) Operating profit for 1994 is net of costs associated with the closing of the Company's sterilization facility in Bound Brook, New Jersey. These costs include approximately $1,264 for equipment value write downs and dismantling charges and $147 for severance payments.

(2) For all periods presented the Company has paid to the Parent Company a royalty equal to 5% of net revenues from sterilization management services for the license of certain intellectual property owned by the Parent Company. Prior to completion of the Offering, the Parent Company will assign this intellectual property to the Company and the royalty payment to the Parent Company will cease.

(3) Pro forma net earnings and diluted net earnings per common share for 1997 and the six months ended March 31, 1998 include the following adjustments:
    (i) the elimination of the 5% royalty payable to the Parent Company; (ii) the inclusion of an incremental amount payable to the Parent Company under the Administrative Services Agreement estimated to be $500 per year (see "Relationship with Parent Company -- Administrative Services Agreement");
    (iii) assumed interest savings from the net cash flows resulting from the adjustments in (i) and (ii) above; and (iv) the related estimated income tax effects.

(4) Capital expenditures for 1994 and 1997 include $8,138 and $2,585, respectively, for acquisitions.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of the Company's financial condition and results of operations should be read in conjunction with "Selected Financial Data" and the Consolidated Financial Statements and notes thereto of the Company included elsewhere in this Prospectus. Figures may vary due to rounding.

OVERVIEW

     Griffith Micro Science's principal line of business, representing approximately 92% of net revenues in Fiscal 1997, is providing sterilization management services to manufacturers of single use medical devices and, to a much lesser extent, pharmaceuticals, cosmetics and food products. Its sterilization management services include comprehensive sterilization processing and related laboratory testing, consulting and logistics management services. Substantially all of the remainder of the Company's net revenues are derived from the distribution of a variety of sterilization packaging materials, disinfection products and related items in Europe. Revenues for the Company's sterilization processing services and laboratory testing, consulting and logistics management services are recognized upon completion of the respective service.

     In the early 1990's, senior management at the Parent Company decided to significantly strengthen the operations at Griffith Micro Science and implemented several initiatives which included: (i) strengthening senior management at the Company; (ii) increasing sterilization processing capacity;
(iii) completing acquisitions to increase capacity and expand geographically; and (iv) improving overall profitability. During this period, the Company opened three new ethylene oxide facilities, acquired five operations and added capacity to existing facilities. The three new facilities are: Ontario, California (August 1994); Glens Falls, New York (October 1994); and Charlotte, North Carolina (October 1995). The five acquisitions include: ethylene oxide facilities in eastern Belgium (July 1998), Salt Lake City, Utah (April 1998), and France (two plants -- July 1994), and one gamma facility in Belgium (August 1997 -- 82.8% ownership). The implementation of these initiatives, as well as the continuing trend of medical device manufacturers to outsource sterilization processing, have resulted in compound annual growth rates of 14.1% and 54.4% in net revenues and operating profit before royalty expense to the Parent Company, respectively, during the three-year period ended September 30, 1997. Moreover, operating margins before royalty improved from 5.1% in Fiscal 1994 to 12.6% in Fiscal 1997.

     Although the Company acquired a gamma facility in August 1997, most of the Company's sterilization business continues to utilize the ethylene oxide process. Both ethylene oxide and gamma sterilization operations are capital intensive, resulting in significant depreciation expense. Efficiency and capacity utilization are therefore key determinants of the margins for both ethylene oxide and gamma operations. The Company believes that operating margins for most gamma facilities are higher than the margins for comparable ethylene oxide facilities due to a number of factors. The Company estimates that the capital cost to build and equip an ethylene oxide facility is higher than the cost (excluding the cost of Cobalt 60) to build a comparable gamma facility primarily due to the need for emission control equipment in the ethylene oxide facility. Further, in a gamma facility the cost of the source for sterilization, Cobalt 60, is capitalized and then amortized over time at a rate corresponding to its natural decay rate of 12.3% per year. Ethylene oxide is purchased as it is used, and recorded as an operating cost. The Company believes that the costs to operate an ethylene oxide sterilization facility tend to be substantially higher than the operating costs for a comparable gamma facility, principally because of the more complex nature of the ethylene oxide sterilization process. This greater complexity tends to result in higher costs in such areas as utilities, labor, repairs and maintenance.

     The Company's average amount of annual capital expenditures (including amounts for acquisitions) during the last five fiscal years was approximately $10.3 million. The Company estimates that its total capital expenditures (including approximately $9.8 million for the acquisition of Sorex Medical, Inc.) for Fiscal 1998 will be approximately $30.0 million. In order to meet anticipated increases in demand for its services, as well as to implement key components of its growth strategy, the Company expects that its annual capital expenditures in the next three fiscal years will be substantial and are likely to exceed historical levels, more closely resembling the estimated Fiscal 1998 level. While the Company believes that net revenues and profits will ultimately be generated from capital expenditures for additional capacity, there could be significant lead times before this occurs.

     The following tables set forth for the periods indicated a breakdown of the Company's net revenues and operating profits between North America and Europe:

                                                FISCAL YEAR ENDED          SIX MONTHS
                                                  SEPTEMBER 30,         ENDED MARCH 31,
                                             -----------------------    ----------------
                                             1995     1996     1997      1997      1998
                                             -----    -----    -----    ------    ------
                                                            (IN MILLIONS)
Net revenues:
  North America............................  $28.4    $31.0    $36.9    $16.7     $21.9
  Europe...................................   21.7     23.7     23.3     11.6      13.0
                                             -----    -----    -----    -----     -----
          Total............................  $50.1    $54.7    $60.2    $28.3     $34.9
                                             =====    =====    =====    =====     =====
Operating profit before royalty to Parent Company:
  North America............................  $ 2.3    $ 3.1    $ 4.6    $ 1.7     $ 2.9
  Europe...................................    3.7      4.0      4.1      2.2       2.4
  Corporate overhead.......................   (0.8)    (0.8)    (1.1)    (0.5)     (0.6)
                                             -----    -----    -----    -----     -----
          Total............................  $ 5.2    $ 6.3    $ 7.6    $ 3.4     $ 4.7
                                             =====    =====    =====    =====     =====

     In Fiscal 1997 and for the six months ended March 31, 1998, the Company's net revenues generated outside North America were 38.7% and 37.3%, respectively. The Company's European operating margins are typically higher than those of North America due to: (i) higher use of plant capacity; (ii) lower depreciation and rent expense associated with older facilities; and (iii) shorter term contracts, which generally do not provide for any pricing incentives. See Note 3 of the Notes to Consolidated Financial Statements for further operating segment data.

     Since the vast majority of the Company's foreign operations' revenue and expense transactions are denominated in local currency and it has typically been the Company's policy to reinvest its foreign earnings overseas, the Company's foreign exchange rate exposure has primarily been one of financial statement translation exposure rather than transaction exposure. The Company utilizes interest rate cap, collar and swap agreements to reduce the impact of increases in interest rates on certain of its floating rate debt. Historically, gains and losses on these contracts have not been material.

     Over the past five years, the Company has closed one older ethylene oxide facility in conjunction with the opening of the Glens Falls, New York facility and replaced one of the acquired facilities in France. The Company plans to close an additional small facility in Montreal, Canada and consolidate its activities with the Company's Toronto, Canada facility during the third quarter of Fiscal 1999. In June 1998, the Company recorded an operating expense reserve of approximately $320,000 for estimated costs associated with the closing of the Montreal facility.

     The United States operating results of the Company and the Parent Company are included in the consolidated federal income tax returns of Griffith Laboratories, Inc. Income taxes have been allocated to the Company based upon the estimated taxes which the Company would have paid on a separate company basis. Subsequent to the Offering, the Company's operating results will no longer be consolidated with those of the Parent Company for United States federal income tax purposes.

RESULTS OF OPERATIONS

     The following tables set forth for the periods indicated the percentage of net revenues and the percentage change from the prior period of certain items reflected in the Company's consolidated statements of income:

                                                       PERCENTAGE OF NET REVENUES
                                                 ---------------------------------------
                                                   FISCAL YEAR ENDED       SIX MONTHS
                                                     SEPTEMBER 30,       ENDED MARCH 31,
                                                 ---------------------   ---------------
                                                 1995    1996    1997     1997     1998
                                                 -----   -----   -----   ------   ------
Net revenues...................................  100.0%  100.0%  100.0%  100.0%   100.0%
Cost of revenues...............................   69.5    70.0    67.5    68.4     68.3
                                                 -----   -----   -----   -----    -----
Gross profit...................................   30.5    30.0    32.5    31.6     31.7
Selling and administrative expenses............   20.1    18.6    19.9    19.7     18.3
                                                 -----   -----   -----   -----    -----
Operating profit before royalty................   10.4    11.4    12.6    11.9     13.4
Royalty expense to Parent Company..............    4.6     4.5     4.6     4.6      4.4
                                                 -----   -----   -----   -----    -----
Operating profit...............................    5.8     6.9     8.0     7.3      9.0
Other (income) expense:
  Interest expense, net........................    3.4     2.5     1.5     1.6      1.3
  Other (income) expense.......................    0.3    (0.6)    0.4     0.4      0.3
                                                 -----   -----   -----   -----    -----
Earnings before income taxes...................    2.1     5.0     6.1     5.3      7.4
Income tax expense.............................    0.1     1.7     1.6     2.7      2.7
                                                 -----   -----   -----   -----    -----
Net earnings...................................    2.0%    3.3%    4.5%    2.6%     4.7%
                                                 =====   =====   =====   =====    =====

                                                             PERCENTAGE CHANGES
                                                   ---------------------------------------
                                                                               SIX MONTHS
                                                       FISCAL YEAR ENDED          ENDED
                                                         SEPTEMBER 30,          MARCH 31,
                                                   -------------------------   -----------
                                                      1996          1997          1998
                                                   COMPARED TO   COMPARED TO   COMPARED TO
                                                      1995          1996          1997
                                                   -----------   -----------   -----------
Net revenues.....................................       9.3%        10.0%         23.2%
Cost of revenues.................................      10.0          6.1          23.0
Gross profit.....................................       7.7         19.2          23.5
Selling and administrative expenses..............       0.8         18.0          14.7
Operating profit before royalty..................      21.1         21.0          38.0
Operating profit.................................      30.5         27.7          51.2
Earnings before income taxes.....................     161.5         34.0          72.8

SIX MONTHS ENDED MARCH 31, 1998 COMPARED TO SIX MONTHS ENDED MARCH 31, 1997

     Net revenues. Net revenues increased $6.6 million, or 23.2%, to $34.9 million in the six months of Fiscal 1998 from $28.3 million in the six months of Fiscal 1997. This increase was primarily due to additional volume in North America, reflecting the continued strength of the single use medical device industry and industry trends towards consolidation and outsourcing. Also, European net revenues increased due to new revenues generated by Griffith Mediris, the Belgian gamma company acquired in August 1997.

     Cost of revenues. Cost of revenues increased $4.4 million, or 23.0%, to $23.8 million in the six months of Fiscal 1998 from $19.4 million in the six months of Fiscal 1997. Gross margin increased to 31.7% for the six months of Fiscal 1998 from 31.6% for the six months of Fiscal 1997.

     Selling and administrative expenses. Selling and administrative expenses increased $818,000, or 14.7%, to $6.4 million for the six months of Fiscal 1998 from $5.6 million for the six months of Fiscal 1997. This increase is a result of additional costs related to increasing sales and marketing initiatives in North America, incremental fees for outside consultants and the addition of the Griffith Mediris operation. However, such expenses as a percent of net revenues declined to 18.3% in the six months of Fiscal 1998 from 19.7% in the six months of Fiscal 1997, due to economies of scale.

     Operating profit. As a result of the preceding factors, operating profit increased $1.1 million, or 51.2%, to $3.1 million for the six months of Fiscal 1998 from $2.1 million for the six months of Fiscal 1997. Moreover, operating profit before royalty increased $1.3 million, or 38.0%, to $4.7 million for the six months of Fiscal 1998 from $3.4 million for six months of Fiscal 1997. Fluctuations in foreign exchange rates between fiscal years had an unfavorable translation impact of approximately $125,000 on the reported amount of operating profit for the six months of Fiscal 1998 as compared to the six months of Fiscal 1997.

     Other (income) expense. Net other expenses decreased to $563,000 for the six months of Fiscal 1998 from $585,000 for the six months of Fiscal 1997.

     Income tax expense. The Company's income tax expense represented a 36.0% effective tax rate for the six months of Fiscal 1998 as compared to a 50.5% effective tax rate for the six months of Fiscal 1997. The primary reason for the reduction in the effective tax rate in Fiscal 1998 was the increase in the relative weight of earnings before income taxes generated in North America which generally has lower statutory tax rates than those in effect in Europe, and the effect of a taxable dividend payable to the Company by a foreign subsidiary.

FISCAL YEARS ENDED SEPTEMBER 30, 1997 AND 1996

     Net revenues. Net revenues increased $5.4 million, or 10.0%, to $60.2 million in Fiscal 1997 from $54.8 million in Fiscal 1996. This increase was due to volume increases in North America with a number of existing customers. The addition of capacity in the Glens Falls, New York facility during Fiscal 1997 also contributed to the net revenue increase. Net revenues from European operations increased approximately 5.0% in local currency primarily due to increased volume; however, unfavorable exchange rate variances resulted in a slight decrease when translated into United States dollars.

     Cost of revenues. Cost of revenues increased $2.3 million, or 6.1%, to $40.6 million in Fiscal 1997 from $38.3 million in Fiscal 1996. Gross margin increased to 32.5% in Fiscal 1997 from 30.0% in Fiscal 1996 due to the favorable impact of higher volume against the Company's fixed cost structure.

     Selling and administrative expenses. Selling and administrative expenses increased $1.8 million, or 18.0%, to $12.0 million in Fiscal 1997 from $10.2 million in Fiscal 1996. This increase primarily resulted from additional North American sales and marketing initiatives and increased professional fees. Selling and administrative expenses as a percent of net revenues increased to 19.9% in Fiscal 1997 from 18.6% in Fiscal 1996 as a result.

     Operating profit. As a result of the preceding factors, operating profit increased $1.1 million, or 27.7%, to $4.9 million for Fiscal 1997 from $3.8 million for Fiscal 1996. Moreover, operating profit before royalty increased $1.3 million, or 21.0%, to $7.6 million in Fiscal 1997 from $6.3 million in Fiscal 1996. Fluctuations in foreign exchange rates between fiscal years had an unfavorable translation impact of approximately $300,000 on operating income in Fiscal 1997 as compared to Fiscal 1996.

     Other (income) expense. Net other expenses increased to $1.2 million in Fiscal 1997 from $1.0 million in Fiscal 1996. Interest expense decreased approximately $500,000 in Fiscal 1997. However, in Fiscal 1996 other income included $653,000 of insurance recoveries related to equipment damage claims at the Company's Charlotte, North Carolina and Herentals, Belgium facilities.

     Income tax expense. While the United States federal income tax rate was 34.0% in both fiscal years, the Company's effective tax rate in Fiscal 1997 and Fiscal 1996 was 26.3% and 35.4%, respectively. The difference between the Company's effective tax rate and the statutory rate, as well as the difference between the Company's effective tax rates between years, was primarily due to variations in foreign tax rate differentials and amounts of state income taxes net of federal tax benefits.

FISCAL YEARS ENDED SEPTEMBER 30, 1996 AND 1995

     Net revenues. Net revenues increased $4.7 million, or 9.3%, to $54.8 million in Fiscal 1996 from $50.1 million in Fiscal 1995. Net revenues in North America increased $2.6 million largely due to volume increases made possible by the opening of the Charlotte, North Carolina facility in early Fiscal 1996, and by additional capacity added to the Glens Falls, New York facility. Net revenues in Europe increased $2.1 million as a result of strong revenue growth in the United Kingdom, growth in the Belgian and Dutch core sterilization operations and in the European distribution business.

     Cost of revenues. Cost of revenues increased $3.5 million, or 10.0%, to $38.3 million in Fiscal 1996 from $34.8 million in Fiscal 1995. Gross margin decreased to 30.0% in Fiscal 1996 from 30.5% in Fiscal 1995.

     Selling and administrative expenses. Selling and administrative expenses remained essentially level between Fiscal 1996 at $10.2 million and Fiscal 1995 at $10.1 million. Selling and administrative expenses as a percent of net revenues decreased to 18.6% in Fiscal 1996 from 20.1% in Fiscal 1995, due to economies of scale.

     Operating profit. As a result of the preceding factors, operating profit increased $888,000, or 30.5%, to $3.8 million for Fiscal 1996 from $2.9 million for Fiscal 1995. Moreover, operating profits before royalty increased $1.1 million, or 21.1%, to $6.3 million for Fiscal 1996 from $5.2 million for Fiscal 1995. Fluctuations in foreign exchange rates between years had an unfavorable impact of approximately $400,000 in Fiscal 1996 as compared to Fiscal 1995.

     Other (income) expense. Net other expenses decreased to $1.0 million for Fiscal 1996 from $1.9 million for Fiscal 1995. As previously indicated, in Fiscal 1996 other income included $653,000 of insurance recoveries related to equipment damage claims at the Company's Charlotte, North Carolina and Herentals, Belgium facilities.

     Income tax expense. While the United States federal income tax rate was 34.0% in both fiscal years, the Company's effective tax rate in Fiscal 1996 and Fiscal 1995 was 35.4% and 3.7%, respectively. The difference between the Company's effective tax rate and the statutory rate, as well as the difference between the Company's effective tax rates between years, was primarily due to variations in foreign tax rate differentials and amounts of state income taxes net of federal tax benefits.

QUARTERLY RESULTS

     The following table sets forth consolidated statement of operations data for the ten quarters in the period ended March 31, 1998. This information has been derived from unaudited consolidated financial statements that, in the Company's opinion, reflect all normal recurring adjustments and eliminations that the Company considers necessary for a fair presentation of the results of operations in the quarterly periods. The data set forth should be read in conjunction with the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus. The operating results for any quarter are not necessarily indicative of results for future quarters.

                                                                       QUARTER ENDED
                                 -----------------------------------------------------------------------------------------
                                              FISCAL YEAR 1996                              FISCAL YEAR 1997
                                 -------------------------------------------   -------------------------------------------
                                 DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,
                                   1995       1996        1996       1996        1996       1997        1997       1997
                                 --------   ---------   --------   ---------   --------   ---------   --------   ---------
                                                                      (IN THOUSANDS)
Net revenues...................  $12,963     $13,530    $14,244     $14,034    $13,779     $14,566    $15,766     $16,136
Gross profit...................  $ 3,635     $ 3,744    $ 4,655     $ 4,418    $ 4,258     $ 4,708    $ 5,232     $ 5,404
  % of net revenues............     28.0%       27.7%      32.7%       31.5%      30.9%       32.3%      33.2%       33.5%
Operating profit before
  royalty......................  $   890     $ 1,278    $ 2,194     $ 1,919    $ 1,469     $ 1,917    $ 2,307     $ 1,906
  % of net revenues............      6.9%        9.4%      15.4%       13.7%      10.7%       13.2%      14.6%       11.8%
Operating profit...............  $   304     $   677    $ 1,543     $ 1,276    $   832     $ 1,238      1,596     $ 1,186
  % of net revenues............      2.4%        5.0%      10.8%        9.1%       6.0%        8.5%      10.1%        7.4%
Net earnings (loss)............  $  (127)    $   285    $ 1,055     $   571    $   363     $   534    $   862     $   967
  % of net revenues............     (1.0%)       2.1%       7.4%        4.1%       2.6%        3.8%       5.2%        6.0%

                                    QUARTER ENDED
                                 --------------------
                                   FISCAL YEAR 1998
                                 --------------------
                                 DEC. 31,   MARCH 31,
                                   1997       1998
                                 --------   ---------
                                    (IN THOUSANDS)
Net revenues...................  $17,607     $17,310
Gross profit...................  $ 5,917     $ 5,155
  % of net revenues............     33.6%       29.8%
Operating profit before
  royalty......................  $ 2,637     $ 2,037
  % of net revenues............     15.0%       11.8%
Operating profit...............  $ 1,862     $ 1,269
  % of net revenues............     10.6%        7.3%
Net earnings...................  $   953     $   690
  % of net revenues............      5.4%        4.0%

     Quarterly fluctuations. The Company has experienced, and expects to continue to experience, significant fluctuations in net revenues and operating results from quarter to quarter. In general, fluctuations in the Company's quarterly net revenues and operating results can be caused by a variety of items including, among other things, fluctuations in the timing and size of customer orders, volatility in the market for single use medical devices, and the timing of construction and commencement of new capacity. Historically, due to the seasonality of the manufacturing cycles for the single use medical device industry, the Company's first and second fiscal quarters' net revenues and operating results tend to be lower than such amounts in the third and fourth quarters. The Company's third quarter net revenues and operating results have typically benefited from increased sterilization processing resulting from European manufacturers' desire to sterilize products prior to the traditional European holiday month of August.

     Gross and operating profits for the quarters ended December 31, 1995 and March 31, 1996 were negatively impacted by start-up costs associated with the opening of the Charlotte, North Carolina ethylene oxide sterilization facility. Operating profit decreased between the quarters ended June 30, 1997 and September 30, 1997 primarily due to the establishment of a reserve related to the Griffith Mediris operation during the quarter ended September 30, 1997 which was subsequently reversed in the quarter ended March 31, 1998. The decrease in gross margins between the quarters ended December 31, 1997 and March 31, 1998 primarily resulted from increased costs incurred in the quarter ended March 31, 1998 related to adding new capacity that became operational primarily in the following quarter.

     Because it has experienced significant fluctuations in net revenues and operating results, the Company believes that period-to-period comparisons of its operating results are not necessarily meaningful, and that such comparisons cannot be relied upon as indicators of future performance. See "Risk Factors -- Unpredictability of Future Operating Results; Likely Fluctuations in Quarterly Operating Results."

LIQUIDITY AND CAPITAL RESOURCES

     The Company has financed its operations to date with cash flow from operations, Industrial Revenue Bonds ("IRB's"), Parent Company financing and bank financing. In addition to providing direct financing to the Company in the form of capital contributions and loans, historically the Parent Company has also guaranteed the Company's obligations for some of its bank debt and for letters of credit required pursuant to the IRB's. Bank financing utilized by the Company has historically been in the form of bank short-term credit facilities and term loans generally bearing interest at floating market interest rates.

     Following completion of the Offering, no further financing can be expected to be available to the Company directly or indirectly from the Parent Company. Therefore, in the future the Company expects to finance operations with cash flows from operations, existing financial resources including existing short-term credit facilities with various banks in the United States and Europe as well as a new $50.0 million unsecured Revolving Credit Agreement which the Company expects to finalize with a syndicate of banks by early September 1998 and, if necessary and to the extent allowed under the provisions of the Revolving Credit Agreement, obtaining additional debt financing. The Company may also raise cash to finance operations by the issuance of additional equity securities in the future subsequent to the Offering.

     In early July, 1998, the Company and The First National Bank of Chicago (which will form a syndicate with other banks) signed a commitment letter for the $50.0 million unsecured Revolving Credit Agreement referred to above. Per the commitment letter, the Revolving Credit Agreement is expected to bear interest at a floating rate based upon a leverage formula, expire in three years and contain a number of restrictive covenants including, among other restrictions, required minimum net worth and interest coverage ratios, maximum levels of debt and annual capital expenditures, and limitations regarding acquisitions and the payment of dividends. Concurrent with the finalization of the letter of credit provisions (which reduce amounts available under the Revolving Credit Agreement by the amount of letters of credit issued) of the new Revolving Credit Agreement, it is anticipated that the original provisions of the IRB agreements requiring Parent Company guaranty of IRB-related letters of credit will be canceled. Similarly, it is expected that a Parent Company guaranty of the Company's debt payable to a German bank will be removed.

     As of March 31, 1998, the Company had approximately $3.0 million in cash and cash equivalents and a $1.9 million working capital deficit. The working capital deficit is primarily a result of amounts borrowed from banks and the Parent Company under short-term credit facilities to finance various facility expansion projects that are currently in progress. Historically, the Company's cash in the United States has been pooled with the Parent Company's cash resources, with separate records maintained. The Company has typically had an overdraft due to the Parent Company.

     At March 31, 1998, the Company's short-term debt consisted of approximately $2.3 million of bank short-term credit facilities with a variable interest rate (weighted average interest rate of 5.8% at March 31, 1998) and $1.3 million payable to the Parent Company. At March 31, 1998, the Company had approximately $17.1 million of unused lines of credit available. The Company's existing short-term credit facilities have various maturities extending to April 2003, and contain various restrictive covenants. The Company plans to use a portion of the proceeds of the Offering to repay short-term debt. See "Use of Proceeds."

     Long-term debt at March 31, 1998 consisted of $9.5 million of IRB's in the United States and approximately $10.5 million (of which $1.1 million represents the current portion) of notes payable to various European banks. This debt contains certain restrictive covenants, including restrictions as to payment of dividends and requirements that specified minimum levels of working capital and tangible net worth be maintained. The IRB's are supported by bank letters of credit. Further, the Company has pledged its shares in Griffith Mediris, its 82.8% owned Belgian gamma entity, against the approximate $2.6 million acquisition loan facility with a European bank expiring February 2003. The IRB's and the majority of the European bank notes had floating market interest rates approximating 4.6% and 4.2%, respectively, at March 31, 1998. The weighted average interest rate on the Company's total debt was approximately 4.7% on March 31, 1998.

     Net cash provided by operating activities was $6.7 million, $8.3 million, $10.7 million and $4.3 million in Fiscal 1995, 1996 and 1997, and the six months ended March 31, 1998, respectively. The increases between fiscal years are primarily the result of increased operating profits and increased depreciation and amortization reflecting increased capacity. Deferred income tax expense also significantly contributed to net cash provided by operating activities in Fiscal 1995, while working capital changes significantly impacted net cash provided by operating activities in Fiscal 1997 and the six months ended March 31, 1998.

     Net cash used in investing activities was $9.8 million, $3.8 million, $9.2 million and $5.6 million in Fiscal 1995, 1996 and 1997, and the six months ended March 31, 1998, respectively. The investing activities were primarily attributable to the purchase of property, plant and equipment. Fiscal 1997 net cash used in investing activities also reflected the Company's acquisition of its majority interest in the Belgian gamma operation, and a $923,000 advance made by the Company to the Parent Company which was repaid during the six months of Fiscal 1998. Net cash used in investing activities in Fiscal 1995 also included a $910,000 increase in restricted cash and investments representing unused proceeds of IRB's held in trust until expended. In Fiscal 1996 and 1997, net cash of $457,000 and $413,000, respectively, was provided by reductions in such restricted cash and investments.

     The Company made capital expenditures of $8.5 million, $3.9 million, $8.9 million and $6.5 million in Fiscal 1995, 1996, 1997 and the six months ended March 31, 1998, respectively. The Company currently expects to make additional capital expenditures of approximately $13.2 million (excluding approximately $9.8 million paid to acquire Sorex Medical, Inc. in April 1998) during the last six months of Fiscal 1998. However, in order to expand its sterilization capacity sufficiently to meet anticipated increases in the demand for its services, as well as to carry out other components of its business strategy, the Company expects that its annual capital expenditures in the next three fiscal years will be substantial and are likely to exceed historical levels, more closely resembling the level of capital expenditures in Fiscal 1998. The Company, through its joint venture with MDS Nordion Inc., has a commitment of approximately $3.6 million over the next 18 months for work related to its planned Mexican gamma facility. While management believes that revenues will ultimately be generated from additional capacity created by such capital expenditures, the timing of the realization of such additional revenues cannot be known with certainty. Typically, there is a lag between the start-up of a new facility or expansion of an existing facility and the point when such facility generates adequate amounts of annual revenues to achieve profitability.

     Net cash provided by (used in) financing activities was $4.1 million, ($4.9) million, $424,000 and $1.8 million in Fiscal 1995, 1996 and 1997 and the six months ended March 31, 1998, respectively. Net cash provided by financing activities in Fiscal 1995 was primarily the net result of $5.3 million of IRB proceeds relating to the Glens Falls, New York facility, $1.0 million of proceeds from other long-term debt, $1.2 million from short-term credit facilities and a $1.1 million capital contribution from the Parent Company offset partially by $3.0 million of net repayments of debt payable to the Parent Company and $1.2 million of other debt payments. In Fiscal 1996, net cash used in financing activities was primarily attributable to repayments of $7.1 million of short-term credit facilities, repayment of $2.7 million of amounts owed to the Parent Company, and $1.4 million of principal payments on some of the Company's long-term debt and notes payable, partially offset by approximately $6.4 million of proceeds from additional long-term debt and notes payable, including $4.2 million of proceeds from IRB's relating to the Company's Charlotte, North Carolina facility. Net cash provided by financing activities in Fiscal 1997 was primarily attributable to $6.7 million of long-term debt proceeds in several European countries pursuant to bank agreements finalized with a European bank in January 1997 and pursuant to an approximate $800,000 floating rate note related to the Company's acquisition of its majority interest in the Belgian gamma operation, largely offset by repayments of bank short-term credit facilities and notes payable to the Parent Company and banks of $2.4 million and $4.0 million, respectively. Net cash provided by financing activities during the six months ended March 31, 1998 consisted primarily of

$2.6 million of short-term credit provided to the Company by the Parent Company and banks, offset by net repayment of $826,000 of long-term bank debt.

     In April 1998, the Company obtained approximately $9.6 million to finance substantially all of the cost of acquiring Sorex Medical, Inc. under a short-term variable rate (approximately 6.3% per annum rate to date) bank credit line guaranteed by the Parent Company. In July 1998, the Company obtained approximately $1.6 million under its unsecured long-term facility with a European bank to purchase ethylene oxide sterilization assets in eastern Belgium. Since October 1997, the Company had been operating the eastern Belgian sterilization facility pursuant to arrangements with the seller. Net revenues and operating income of approximately $100,000 and $25,000 respectively, for such Belgian operation were included in the Company's consolidated results for the six months ended March 31, 1998.

     On June 1, 1998 the Company issued a promissory note payable on demand to the Parent Company for $12.0 million in payment of a dividend declared by the Company on May 21, 1998. Such promissory note bears interest at an annual rate of 6.0%, payable at maturity. The Company will use approximately $12.2 million of its net proceeds from the Offering to discharge the principal of this promissory note and related accrued interest and will use most of the remaining net proceeds for repayment of short-term debt payable to banks incurred for capital expenditures and general corporate purposes. See "Use of Proceeds."

     The Company believes that the net proceeds of the Offering, together with existing cash, cash expected to be generated from operations, its existing credit facilities and the $50.0 million unsecured Revolving Credit Agreement expected to be finalized by early September, 1998 will be sufficient to fund the Company's anticipated capital expenditures and operations through at least the end of Fiscal 2001. The Company also believes that it may be able to finance certain of its expansion projects via the issuance of additional IRB's (until the maximum tax-free IRB limit of $40.0 million is reached) although eligibility to receive IRB proceeds is subject to specific rules and regulations, and the availability of IRB funds from governmental Industrial Development Agencies in the specific geographic regions of the Company's expansion therefore cannot be assured. Overall, there can be no assurance that adequate sources of capital will be available to the Company in the future or, if available, will be on terms acceptable to the Company. See "Risk Factors -- Capital Requirements."

IMPACT OF INFLATION

     The Company believes that inflation has not had a material effect on its overall financial condition or results of operations during the six months ended March 31, 1998 and the fiscal years ended September 30, 1997, 1996 and 1995.

YEAR 2000 ISSUES

     The Company's principal computer applications cover three broad areas of its operation: (i) those associated with the process controls at its sterilization facilities; (ii) those which relate to its general operations (including invoicing, purchasing, receiving and payroll); and (iii) those which pertain to its financial and accounting systems (including its general ledger, receivables, payables and fixed assets). The Company currently utilizes the Parent Company as a service provider with respect to its financial and accounting systems throughout North America and also with respect to its general operations systems in Mexico.

     Commencing late in 1997, the Company began an evaluation and conversion project covering all of its systems to identify and address all necessary code changes, testing and implementation related to Year 2000 compliance issues. At the same time, the Company also began an evaluation of Year 2000 compliance issues for its critical customers and suppliers. The Company expects to conclude its evaluation by the end of 1998 and to complete necessary systems modifications or conversions and testing by mid-1999. The Parent Company has informed the Company that (i) it has undertaken a similar evaluation and conversion project with respect to its computer systems including those which are used by the Company and (ii) it expects to bring such systems into Year 2000 compliance by mid-1999. Based upon its evaluation to date, the Company estimates its aggregate cost to bring into Year 2000 compliance all of the computer systems utilized by the

Company, including those of the Parent Company, will not be material. See "Risk Factors -- Year 2000 Issues."

RECENTLY ISSUED ACCOUNTING STANDARDS

     SFAS No. 130, Reporting Comprehensive Income, establishes standards for reporting and display of comprehensive income, its components and accumulated balances in a financial statement that is displayed with the same prominence as other financial statements. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. For the Company, comprehensive income will basically consist of reported income plus the change in the balance of the cumulative translation account. SFAS No. 130 is effective for the Company for Fiscal 1999 and requires comparative information for earlier years to be restated.

     SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, which supersedes SFAS No. 14, Financial Reporting for Segments of a Business Enterprise, establishes standards for the way that public enterprises report information about operating segments in annual and interim financial statements. It also establishes new standards for disclosures regarding products and services, geographic areas and major customers. This statement is effective for the Company for Fiscal 1999. However, the segment disclosures in the footnotes to the Company's financial statements included in this registration statement have already presented information regarding the Company's North American and European operations in accordance with the provisions of SFAS No. 131.

     SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities establishes the accounting and reporting standards for derivative instruments and for hedging activities. This statement will be effective for the Company's Fiscal Year 2000. Given the Company's current and anticipated use for derivative instruments, SFAS No. 133 is not expected to have a material effect on the Company's results of operations or financial position.

                                    BUSINESS

INTRODUCTION

     Griffith Micro Science is the largest multinational provider of sterilization management services and the only one with extensive operations in both North America and Europe. The Company offers comprehensive sterilization processing and related laboratory testing, consulting and logistics management services to manufacturers of single use medical devices and, to a much lesser extent, pharmaceuticals, cosmetics and food products. The Company pioneered the development and use of ethylene oxide as a sterilant beginning in the 1930s. Griffith Micro Science regards itself as the premier full service provider of ethylene oxide sterilization management services and has recently begun to offer gamma sterilization services. The Company currently operates a network of eleven ethylene oxide sterilization facilities in North America (eight in the United States, two in Canada and one in Mexico) and a network of seven ethylene oxide sterilization facilities and one gamma sterilization facility in Europe. The Company has also formed a joint venture to design, construct and operate a gamma sterilization facility in Mexico. Over the past five years, the Company has opened three new sterilization facilities, acquired five others, replaced one and closed one.

THE STERILIZATION PROCESSING INDUSTRY

Overview

     A substantial portion of single use prepackaged medical devices and kits are required by government regulation in the United States and many other countries to be "sterile" or to have minimal levels of microbial contamination when sold. Similar regulations apply to certain pharmaceutical products and packaging materials. In addition, other products, such as cosmetics, spices and herbs, frozen and dried foods, and animal feed are sterilized to improve their safety, reduce microbial contamination and extend shelf-life. Manufacturers sterilize their products after assembly and packaging using either or both of their own in-house sterilization facilities ("captive processors") or the services of contract sterilization processing companies such as Griffith Micro Science ("contract processors"). The two most widely used methods of sterilization utilize either ethylene oxide in gaseous form ("ethylene oxide sterilization") or gamma radiation from a radioactive Cobalt 60 isotope ("gamma sterilization"). Other methods include E-beam sterilization ("E-beam"), accomplished using a high-energy electron beam, and steam sterilization, which to date have only been employed to a limited extent for contract sterilization.

     Until the 1980s, most major manufacturers of single use medical devices performed the bulk of their sterilization in-house. As a result of a number of factors, in the mid-1980s manufacturers began to outsource an increasing amount of their sterilization requirements. The increased volume of outsourced sterilization to contract processors reflects a trend among manufacturers to focus on their core competencies. Specific factors contributing to this trend include the logistical flexibility afforded by contract processors, the significant capital required to construct and maintain an in-house sterilization facility and the need to comply with dynamic environmental and health and safety regulations. Today, the sterilization of single use medical devices represents by far the largest component of the overall contract sterilization business. The Company estimates that in 1997 a substantial majority of the aggregate revenues of all contract processors was derived from the sterilization of single use medical devices and related services.

     Although the Company is not aware of any published industry statistics and precise numbers are difficult to determine, the Company estimates that in 1997 the market for sterilization services in North America and those European countries in which the Company has sterilization facilities was approximately $500 million and that it consisted of the following components:

     - contract processors generated aggregate net revenues of approximately $300 million, including approximately $200 million in North America and approximately $100 million in Europe; of this total, approximately 50% to 55% was attributable to ethylene oxide sterilization, 40% to 45% to gamma sterilization and 5% to 7% to E-beam and other forms of sterilization; and

     - captive processors sterilized a volume of products which, had they been sterilized by contract processors, would have generated aggregate net revenues of approximately $200 million, including approximately $140 million in North America and approximately $60 million in Europe; the Company estimates the breakdown of this total volume among sterilization technologies is similar to that for contract processors.

     In determining whether to use a contract processor for its sterilization needs, a manufacturer considers a number of factors, including the cost of transporting its products to the contract processor's sterilization facility, the turn-around time required for processing, the price charged by the contract processor and the expense associated with in-house processing. Sterilization facilities operated by contract processors have traditionally tended to be located within a 300-mile radius of most of the manufacturing plants served by such facilities. In many cases, contract processors have chosen to strategically locate a particular sterilization facility in close proximity to a large customer's manufacturing facility. In those cases, the financial viability of the sterilization facility is often tied to the volume of sterilization business received from that customer.

     Beginning in the 1960's, the medical products industry in the United States began to develop and market an array of single use medical devices for a variety of often highly specialized surgical and other applications. Some of these single use devices replaced reusable medical devices, while many others were employed in new procedures or applications for which reusables would have been impractical or impossible. Today, throughout North America and Europe, a broad range of single use medical devices are used by hospitals, clinics and other healthcare organizations in performing surgical and other medical procedures and in the treatment and care of patients. Such devices include catheters, intravenous feeding sets, dental and orthopedic implants, surgical instruments, blood collection devices, gowns and caps, specimen bottles and syringes. A recent and rapidly-developing trend is the assembly and sale by medical device manufacturers of specialized "kits" containing all of the individual single use medical devices necessary to perform a particular surgical or other medical procedure or sub-procedure. Some of these kits are customized for individual hospitals and even individual physicians.

     A variety of non-medical products are also commercially processed, primarily due to concerns over health risks and potential product liability as well as economic considerations such as losses due to infestation and spoilage. The principal types of non-medical products being commercially processed include certain food ingredients and products, food packaging materials, cosmetics and pharmaceuticals. The FDA has approved the use of gamma processing for spices, fruits, vegetables, chicken and most recently red meat to kill bacteria and other disease-causing microorganisms. However, the Company believes commercial development of gamma radiation for food products such as poultry and red meat is subject to several significant uncertainties, including the need for consumer education and acceptance of foods processed using gamma and the willingness of consumers to pay the higher prices likely to be charged for such products. In addition, most existing gamma facilities will require significant modifications or new gamma facilities will have to be built in order to meet the particular design requirements for the processing of such food products, including the installation of refrigeration facilities. The Company believes the use of ethylene oxide processing for such food products as red meat, poultry and fish is unlikely to develop.

The principal sterilization processes

     Validation. Prior to the commencement of sterilization of any medical product, whether accomplished by ethylene oxide, gamma or any other sterilization technology, the process parameters for each step in the sterilization cycle require "validation" in each chamber or cell in which the product will be sterilized. The manufacturer establishes the cycle parameters or dosage specifications for its products, often in consultation with the contract processor. The cycle parameters or dosage specifications for any given product vary, often significantly, among different products. The validation process is intended to assure that the proposed sterilization cycle will consistently achieve the desired sterility assurance level and that the product and its packaging will be able to withstand the sterilization process. Validation involves test runs of the proposed cycle or dosage in the contract processor's chamber or cell, the results of which are documented in detail.

     Ethylene oxide sterilization. Ethylene oxide sterilization is accomplished by exposing products to ethylene oxide in gaseous form, which destroys microorganisms by disrupting their cells' metabolism and ability to reproduce. Ethylene oxide sterilization in a contract processor's facility typically involves five principal steps: (i) product pre-processing; (ii) preconditioning;
(iii) exposure to ethylene oxide; (iv) aeration; and (v) storage and shipment. Product pre-processing involves completing the appropriate documentation and preparing the product for sterilization, which includes placement of biological indicators ("BIs") throughout the palletized product load. BIs are test strips, test packs or product samples rich in microorganisms which, upon exposure to a critical amount of ethylene oxide, will be destroyed, confirming sterility of the processed batch. The preconditioning step involves exposure of the product to elevated temperature and humidity to ensure that any microorganisms on the product are active and therefore susceptible to the ethylene oxide. Exposure to ethylene oxide occurs in an airtight chamber under specific parameters of time, temperature, humidity and pressure. Once exposure to ethylene oxide is complete, the product is removed from the chamber, the BIs are sent to a laboratory for analysis and the product is transferred to an aeration area where residual ethylene oxide is removed. Once aeration is complete and the test results of the BIs are received confirming sterility, the product is released for use.

     Gamma sterilization. Gamma sterilization is accomplished by exposing products to Cobalt 60, an isotope that emits gamma radiation and disrupts the DNA structure of microorganisms, thereby eliminating their ability to reproduce. Similar to ethylene oxide sterilization, gamma sterilization is a multi-step process that involves: (i) product staging and pre-processing; (ii) exposure to Cobalt 60; and (iii) storage and shipment. Product staging involves completing the appropriate documentation and preparing the product for sterilization. Typically this includes removing the product from its pallets, placing it in tote boxes, inserting a dose monitor in the tote to verify appropriate radiation exposure and staging the product with other products requiring similar exposure parameters. Once a staged batch of products has been prepared, the totes are loaded on a conveyor and passed through a radiation cell. After exposure to the radiation, the dose monitors are verified to confirm achievement of the desired sterility assurance level and the product is re-palletized and then released for use.

Comparison of ethylene oxide sterilization and gamma sterilization

     Versatility. Ethylene oxide sterilization is highly versatile. Ethylene oxide is compatible with, and will not change the molecular structure of, virtually all types of materials which are used in manufactured products and permeable packaging. Gamma sterilization, on the other hand, causes certain plastics, rubber and other materials to discolor, become brittle, deform or otherwise degrade. As a result, gamma sterilization may not be used to sterilize such gamma sensitive materials, which are contained in many single use medical devices or their packaging. In addition, gamma cannot be used to sterilize multiple product surgical kits if they contain any item that is not gamma compatible or any medications that have not been approved by the FDA for gamma sterilization.

     Turn-around time. Turn-around time (measured from intake of the product to its release following confirmation of sterility) for ethylene oxide sterilization in the Company's facilities is typically five to ten days, with the average being approximately seven to eight days, while the industry standard for turn-around time for gamma sterilization is approximately five days. The Company believes this difference in average turn-around time between the two technologies exists principally because: (i) the gamma process involves fewer steps than the ethylene oxide process; (ii) the gamma process does not require the use and testing of BIs to confirm sterility; and (iii) surgical and medical kits, most of which can only be sterilized using ethylene oxide, tend to have longer turn-around times. The Company believes there are additional opportunities to optimize the ethylene oxide sterilization process and thereby further reduce the average turn-around time through its facilities. See "Business -- Sterilization Management Services -- Continuous improvement initiatives."

     Service pricing. The Company believes there is little difference in customer pricing of ethylene oxide and gamma sterilization. In the case of both technologies, the Company believes that contract processors typically charge prices which range from 1% to 5% of the unit manufacturing cost of the products being processed.

     Current trends in use of the two technologies. Ethylene oxide sterilization was the dominant technology for sterilization until the 1980s. Although commercial gamma sterilization began in the early 1960s, its widespread use did not occur until the 1980s when radiation compatible plastics became readily available for use in products and packaging materials. This was also the period when manufacturers of single use medical devices began to significantly increase the outsourcing of their sterilization requirements to contract processors. As a result, while the business of both ethylene oxide and gamma contract processors has grown rapidly during the past ten years, the use of gamma sterilization increased at a faster rate as many medical device manufacturers which could easily do so converted the sterilization method used for certain of their products from ethylene oxide to gamma and increasingly designed new products and packaging to be gamma compatible.

     The Company believes that most of the sterilization processing business which can be feasibly converted from ethylene oxide to gamma (taking into account technical, operational, financial and FDA regulatory considerations) has already been converted by medical device manufacturers. The Company also believes that innovations in gamma compatible resins have slowed. Based upon these considerations, the Company believes that over the next several years any further shift by manufacturers of medical devices from ethylene oxide to gamma sterilization will occur at a very moderate rate. The Company is also aware of recent instances in which manufacturers of certain medical devices have shifted their sterilization from gamma to ethylene oxide due to concerns about possible degradation caused by exposure to gamma.

     The Company believes the overall trend among single use medical device manufacturers is distinctly toward a technology neutral position with respect to those products for which manufacturers have a choice of sterilization technologies, with much greater emphasis being placed by customers on the quality and extent of the service being offered by contract processors.

BUSINESS STRATEGY

     The Company's primary strategic objective is to expand and strengthen its position as the largest multinational provider of a full range of sterilization management services. The Company believes the extensive experience, know-how, expertise and data it has gathered over the more than 60 years since it pioneered the use of ethylene oxide sterilization has created a significant and unique core competency, which it refers to as its "scientific platform." The Company's business strategy is to continue to leverage its scientific platform, enhancing its position as a full service provider of comprehensive sterilization management services and allowing it to further pursue "Value Managed Relationships" with its customers. The key components of this strategy include the following:

     Expand its core medical device sterilization business. The Company will seek to increase revenues in its core medical device sterilization business through a combination of methods, including the following:

     - increase its ethylene oxide sterilization capacity in North America and Europe through the further expansion of existing facilities, the start-up of new facilities and the completion of strategic acquisitions;

     - continue to promote outsourcing by manufacturers which currently sterilize their products in-house;

     - continue to pursue business from manufacturers currently served by other contract processors;

     - pursue expansion into additional foreign countries consistent with the needs of its multinational customer base;

     - increase its gamma sterilization capacity on a selective basis; and

     - continue to build long-term "Value Managed Relationships" with new and existing customers by offering coordinated "one-stop shopping" for all of their sterilization management requirements.

     Optimize the sterilization process through continuous improvement programs with customers. The Company believes it is uniquely positioned to assist its customers in increasing the efficiency of the ethylene oxide sterilization process for their products, thereby reducing turn-around time and cost. By optimizing the ethylene oxide sterilization process, the Company seeks to establish a technology neutral position with respect to those products for which manufacturers have a choice of sterilization technologies. The Company is taking the following actions, among others:

     - develop alternative sterility assurance measurement practices, such as the use of innovative technologies to measure achievement of key cycle parameters;

     - continue to collaborate with its customers in designing the optimum ethylene oxide cycles for the sterilization of their products; and

     - improve validation efficiency and flexibility through the use of statistical methods to achieve cycle revalidation and multiple chamber validation.

     Broaden its laboratory and related services offering. The Company believes the market for sterilization related and other laboratory services offers an opportunity to broaden its testing and consulting services through a combination of methods, including the following:

     - capitalize upon the trend among the Company's current sterilization processing customers toward outsourcing their laboratory testing requirements;

     - establish additional satellite laboratories; and

     - expand its laboratory service offering through the employment of additional technical personnel or through selective acquisitions.

     Expand processing of non-medical products. The Company currently processes a wide range of non-medical products at its ethylene oxide facilities and at its gamma facility in Belgium where approximately 60% of the total volume consists of food products. The gamma facility in Mexico, which is being built by the Company's joint venture with MDS Nordion, has been designed to process both food and non-food products. The Company intends to continue its current overall sterilization focus on single use medical devices, while maintaining the operational and financial flexibility necessary to expand its non-medical products business if and to the extent warranted by changing market conditions or opportunities.

STERILIZATION MANAGEMENT SERVICES

     Ethylene oxide sterilization services. The Company's greatest expertise and experience is in ethylene oxide sterilization processing and related sterilization management services. This expertise represents the culmination of over 40 years of commercial ethylene oxide processing experience and is based upon and derived from the basic ethylene oxide sterilization research conducted in the 1930s and 1940s by the Parent Company.

     The Company currently operates a network of eleven ethylene oxide processing facilities in North America (eight in the United States, two in Canada and one in Mexico) and a network of seven ethylene oxide processing facilities in Europe (two each in Belgium and France and one each in Germany, the Netherlands and the United Kingdom). Since the beginning of 1994, in addition to expanding sterilization processing capacity at a number of its existing facilities, the Company opened newly constructed ethylene oxide sterilization facilities in Ontario, California in August 1994, Glens Falls, New York in October 1994 and Charlotte, North Carolina in October 1995. During the same period, the Company acquired ethylene oxide sterilization facilities near Paris and Lyon, France in July 1994, in Salt Lake City, Utah in April 1998 and near Verviers, Belgium in July 1998. See "Business -- Strategic Acquisitions and Alliances" and "-- Facilities."

     Each of the Company's 18 ethylene oxide processing facilities is equipped with multiple sterilization chambers which typically vary in size. This provides flexibility and operational efficiency, so that the Company can more effectively and quickly serve the sterilization needs of its small and medium-sized customers, as well as those of its larger customers. The ethylene oxide sterilization process, as practiced in substantially all of the chambers at the Company's facilities, is precisely managed by computer systems which constantly monitor and control the process and record and store detailed data covering key parameters of the sterilization cycle.

Each product to be sterilized has specific cycle instructions which incorporate the manufacturer's sterilization cycle parameters for that product. All of the Company's sterilization facilities are designed to be operated 24 hours per day, 7 days a week. The Company typically operates each facility on three eight-hour shifts, requiring two to seven employees for each shift.

     The Company promotes sterilization processing at convenient points along the distribution routes for its customers' products, rather than solely at the facilities closest to their manufacturing plants. The effect of this has been to increase the geographic area served by those sterilization facilities which are positioned to take advantage of this trend. The Company's extensive geographic networks of facilities in North America and Europe contribute to its ability to capitalize on this trend.

     Gamma sterilization services. The Company expanded its service offering to include gamma sterilization processing with its purchase in August 1997 of Caric Mediris, S.A., a Belgian company now named Griffith Mediris (in which the Company holds an 82.8% equity interest). Griffith Mediris operates an established gamma facility in southern Belgium which contains two completely automated and segregated gamma systems and storage areas, one for food products (with temperature controlled storage areas, both refrigerated and deep-freeze) and the other for medical devices and pharmaceuticals. It also possesses a laboratory gamma irradiator for testing purposes as well as a dosimetry laboratory. The Griffith Mediris irradiators are designed to optimize dose uniformity. Their processing parameters are controlled and monitored by computer systems which also provide associated process documentation. Each product to be sterilized has specific cycle instructions which incorporate the manufacturer's sterilization cycle parameters for that product. Currently approximately 60% of the volume of products processed at the Griffith Mediris facility consists of various food products (including fresh or frozen shrimp, clams, frog legs, cheese, pasta and spices) and 40% consists of medical products and pharmaceuticals.

     The Company is further expanding its gamma processing facilities with its joint venture entered into in June 1997 with MDS Nordion Inc. The purpose of the joint venture is to design, construct and operate a state-of-the-art gamma sterilization facility near Mexico City, Mexico (where the Company already operates an ethylene oxide sterilization facility). The joint venture's gamma facility has been designed to process both medical and food products. The Company currently anticipates that the facility will become operational early in Fiscal 2000, although no assurance can be given that the current target for start-up will be met. See "Business -- Strategic Acquisitions and Alliances."

     Continuous improvement initiatives. The Company has undertaken a number of initiatives, some of which are ongoing, primarily designed to increase the efficiency of the sterilization process at its ethylene oxide facilities. During the last three years, largely as a result of these initiatives, the Company has significantly reduced the average turn-around time through its ethylene oxide facilities. The Company is aggressively continuing to develop, promote and implement several initiatives which it believes will further reduce its average turn-around time or otherwise increase the operating efficiency and thereby the capacity of its facilities and reduce overall processing costs. These initiatives include:

     - Parametric release. "Parametric release" is a system which permits release of a processed product for use based on the measured and confirmed achievement of key processing cycle parameters, including heat, humidity, ethylene oxide concentration and time. This avoids the time-consuming laboratory testing of BIs, a step which often delays the release of sterilized products. The system being implemented by the Company uses patented technology for measuring ethylene oxide concentration which was developed by the University of Wales College of Medicine ("UWCM"). The Company has licensed the acquisition and use of 15 of these measuring units from UWCM and has exclusive rights until January 1, 2000. The Company has installed measuring units on three of its sterilization chambers and is processing certain products of one of its customers through one such chamber using parametric release. It intends to install units on additional chambers when and as warranted by customer demand. At the present time, the Company has not identified the need for additional measuring units beyond the licensed number. However, if customer demand warrants acquisition of additional measuring units and the Company is unable to license these units from the UWCM, alternative technologies for measuring ethylene oxide concentration are available. See "Risk Factors -- Risks Related to Government Regulations and Standards Compliance."

     - Optimization of cycle efficiency. For many years it was the industry practice to use substantial amounts of ethylene oxide for virtually all product sterilization cycles, regardless of the particular features of the product or its packaging. In recent years, the Company has been an industry leader in dramatically changing this "overkill" approach to ethylene oxide sterilization. Using its scientific platform, the Company assists its customers to determine the amount of ethylene oxide sufficient, in combination with the other ethylene oxide cycle parameters, to achieve the desired sterility assurance level. The primary objectives of this have been to reduce ethylene oxide residuals in sterilized products and turn-around times through the Company's facilities.

     - Statistical cycle revalidation and multiple chamber validation. Utilizing its scientific platform, the Company is able to revalidate the cycle parameters for a customer's product based upon the demonstrated statistical results of their use on the same or similar products. This avoids the delay, cost and normal processing downtime associated with traditional physical validation of cycle parameters. The Company also uses a similar process, based upon its ability to statistically demonstrate chamber equivalency, to validate a customer's product for sterilization in multiple chambers operated by the Company, including chambers at more than one facility, without the need to physically validate the product at each additional chamber. The Company promotes this "retrospective validation" process among its customers.

     - Fully integrated plant information system. The Company is currently designing a new and more sophisticated plant information system for use in all of its facilities. When fully operational, the new system will strengthen the Company's scientific platform and make it more accessible to customers. The Company plans to install and test the new system in two of its North American facilities later this year and in one of its European facilities in 1999. The initial functions of the new system will include product tracking, processing data and electronic data interchange with customers. When fully installed and operational, which as currently planned will require approximately five years, the new system will integrate all of the Company's operating facilities and create a worldwide data bank accessible to the Company's customers.

     Laboratory and consulting services. The Company offers a variety of microbiological and analytical laboratory testing and consulting services related to and built upon the Company's expertise in sterilization. The manufacture and sale of a medical device involves several stages, starting with product development, design and testing, followed by the establishment and validation of sterilization cycle parameters (where applicable), commercial production and thereafter, as the final step for some but not all such products, sterilization. Laboratory services are required at most of these stages. They include testing pertaining to product validation, biocompatibility, package integrity, bioburden, sterility assurance and endotoxins, as well as environmental and air monitoring. The Company's current focus is on providing services with respect to the sterility assurance stage. Future plans include providing services during the product development and production stages. The Company also assembles sterilization test packs, including biological indicators, which are marketed primarily to the Company's sterilization processing customers.

     As in the case of sterilization services, laboratory services are performed both in-house by product manufacturers and outsourced to commercial laboratories. The Company believes that its existing sterilization processing relationships with a large number of medical device manufacturers and its reputation as a leading sterilization management company provide it with a significant advantage in marketing its laboratory services and test pack offerings.

     In 1989 the Company established a central laboratory in the United States, now located in Burr Ridge, Illinois, a suburb of Chicago. It opened satellite laboratories at its Santa Teresa, New Mexico sterilization facility in 1990 and at its Ontario, California sterilization facility in 1997. In 1995, the Company provided greater focus to its laboratory services offering in the United States by organizing it into a distinct operating division named Griffith Analytical.

     In every country in Europe in which the Company operates sterilization facilities, it maintains a microbiological and analytical laboratory capable of offering a range of testing and other services to its sterilization processing customers. The Company's European laboratory facilities grew out of applicable regulatory requirements and have typically been operating for as long as the sterilization facilities with which they are associated.

     Logistics management services. The Company has recently begun to offer a variety of logistics management services to certain of its sterilization processing customers. They include product deployment, coordination of product transportation and shipping, order fulfillment and warehousing services, cross docking operations and related types of services. Since sterilization is the final step in the manufacturing process, the Company's sterilization facilities in some cases perform the function of a regional distribution center for its customers. The Company's logistics management services facilitate the movement of a customer's products, following sterilization, along the customer's distribution system and in some cases direct to the end user, such as a hospital or other healthcare facility.

     Other activities. The Company engages in the distribution throughout Europe of a wide range of sterilization packaging materials, plastic disposables and indicator systems and disinfection products direct to manufacturers of medical devices, industrial users and hospitals. The Company estimates that approximately 8% of its Fiscal 1997 net revenues was derived from this distribution business.

     Achieving "sterility." The Company, in common with industry practice, does not guarantee or warrant sterility in the United States or in most of the other countries in which it operates. Its only responsibility to its customer is to process the customer's products in accordance with the ethylene oxide cycle parameters (heat, humidity, gas concentration and time) specified by the customer (or, in the case of the Company's gamma facility, in accordance with the dosage level specified by the customer). The customer is responsible for validation of the sterilization cycle parameters for its products, for determining achievement of product sterility assurance, for the integrity of product packaging to withstand the vacuum, heat and humidity levels of the sterilization process and for the adequacy and regulatory compliance of the labeling of its products.

     In the event of the failure of the Company to process the customer's product in accordance with the cycle parameters or dosage specifications prescribed by the customer (commonly referred to as a "nonconformance"), the Company is typically required by contract to inform its customer of the nonconformance, to reprocess the product if feasible and to reimburse the customer, subject to a maximum, for the cost of any such product which is damaged as a result of such nonconformance. In Belgium and France, ethylene oxide contract processors, including the Company, are required by law to certify that a product which has been processed at one of its facilities in those countries is sterile and in both countries, gamma processors must certify that the correct dosage has been given.

     Availability of raw materials. The only significant raw materials required by the Company's processing operations are ethylene oxide and nitrogen for its ethylene oxide facilities and Cobalt 60 for its gamma facility. While ethylene oxide is a relatively common chemical with many different uses, its production in the United States for use as a sterilant is subject to stringent regulation under the Federal Insecticide, Fungicide and Rodenticide Act ("FIFRA"). The Company is aware of only two sources in the United States which possess the necessary FIFRA registration to package ethylene oxide for use as a sterilant, only one of which, the ARC Chemical Division of Balchem Corporation ("ARC"), currently engages in such production. ARC has been the Company's principal supplier of ethylene oxide in North America for many years. In September 1997, the Company and ARC entered into a new multi-year supply and service agreement, pursuant to which ARC agrees to supply all of the Company's requirements for ethylene oxide for its facilities in the United States and Canada for a seven-year period. While there is only one source within Mexico of which the Company is aware for the ethylene oxide required by the Company's facility in Mexico City, if necessary ARC is also able to supply that facility's ethylene oxide requirements from its plants in the United States.

     Subject to obtaining necessary regulatory approvals, which it believes might take at least a year, the Company could package ethylene oxide for use as a sterilant in its North American facilities. Any interruption in the supply of ethylene oxide to the Company's sterilization facilities in North America, or any substantial increase in the cost of such supply, would have a material adverse affect on the Company's results of operations. In Europe, ethylene oxide for use as a sterilant is readily available from a number of different sources on competitive terms. Liquid nitrogen, which is used in certain of the Company's ethylene oxide cycles, is readily available from a number of different sources in both North America and Europe.

     The Cobalt 60 radioactive isotope for use as a sterilant in the Company's gamma facility in Belgium is available from two primary sources, one in Canada (MDS Nordion, the world's largest supplier and the Company's joint venture partner in Mexico), and one in the United Kingdom (Puridec Irradiation Technologies, a division of Amersham International, plc). The Company purchases "pencils" of Cobalt 60 each year sufficient to compensate for the normal decay of the existing Cobalt 60 source. The Company currently purchases its Cobalt 60 requirements from Puridec on competitive terms. The gamma facility which the Company's joint venture plans to establish near Mexico City is committed to acquire its Cobalt 60 from MDS Nordion.

CUSTOMERS

     Medical device manufacturers. The Company's principal customers in both North America and Europe are manufacturers of single use medical devices, including most of the major companies engaged in that business. In many cases, the Company renders services to these customers at more than one of its sterilization facilities, including in some cases facilities located in both North America and Europe. In Fiscal 1997, the Company performed sterilization processing and related services for approximately 300 manufacturers of single use medical devices in North America and approximately 650 in Europe. A representative sample of the Company's larger medical device customers is set forth below:

Abbott Laboratories                              The Kendall Company
Alcon Laboratories, Inc.                         (subsidiary of Tyco International,
Allegiance Healthcare Corporation                Ltd.)
C. R. Bard, Inc.                                 Mallinckrodt Inc.
Baxter International, Inc.                       Medtronic, Inc.
Becton, Dickinson and Co.                        Merck & Co., Inc.
Boston Scientific Corporation                    Pfizer, Inc.
The Clinipad Corporation                         Rusch, Inc.
Gambro AB                                        Schering-Plough Corporation
Fresenius USA, Inc.                              Smith & Nephew plc
Hartmann AG                                      Terumo Medical Corporation

     Most major manufacturers of single use medical devices in North America and Europe have multiple plants at disparate locations in a given country or, in many cases, in more than one country. The Company believes that its geographic network of strategically located sterilization processing facilities in North America and Europe and its ability to effectively serve all of the contract ethylene oxide sterilization needs of many of its largest customers give it a unique marketing tool and have been factors in its success to date.

     The Company's five largest customers accounted for approximately 38% of its net revenues in Fiscal 1997, including Allegiance Healthcare Corporation, which accounted for approximately 20% of such revenues. While the loss of Allegiance's business would likely have a material adverse effect on the Company, the Company has been the principal supplier of contract ethylene oxide sterilization services to Allegiance and its predecessors for many years. The Company and Allegiance are parties to a multi-year sterilization contract. An important class of the Company's customers are medium and small-sized manufacturers of single use medical devices which cannot justify the establishment of their own processing facilities and which utilize the Company for virtually all of their sterilization processing and related validation, laboratory and logistics management services.

     There has been a consolidation trend in recent years in the medical device manufacturing industry, with a smaller number of larger companies having multiple plants and more extensive distribution networks. The Company expects this trend to continue. The Company believes that consolidation among its core business customer base has worked to its competitive advantage. Because the Company has the most extensive ethylene oxide sterilization network in both North America and Europe, it believes it is in a superior position to take advantage of the consolidation trend among medical device manufacturers by serving the increasing number of manufacturing plants operated by fewer customers. While some large medical device manufacturers divide their business between their own captive sterilization facilities and those of one or more contract processors such as the Company, the Company's extensive geographic facilities network enables it to more aggressively seek to encourage such customers to outsource more of their captive processing volume to one or more of the Company's facilities.

     Other customers. The Company also furnishes sterilization processing services to producers of a variety of non-medical device products and to hospitals. In Fiscal 1997, the Company performed sterilization processing services for approximately 230 such customers in North America and approximately 330 in Europe. These customers include producers or processors of a wide range of dry or frozen food products, cosmetics, pharmaceuticals and packaging products, as well as hospitals.

     Contracts with customers. The Company's commercial agreements with its customers vary from purchase order arrangements to multiple year contracts. Its standard contract, which it uses for most of its medium-sized and small customers and some of its large customers, typically has a term of one year. The Company enters into separately negotiated, customized and in most cases multi-year contracts with many of its larger North American sterilization processing customers. These contracts with its larger customers typically require the customer to purchase from the Company all of its ethylene oxide sterilization processing requirements which it does not perform in-house or provide for a minimum specified annual volume of sterilization processing business to the Company. They also typically provide for price adjustments based upon changes in ethylene oxide prices and other factors.

     In its European operations, the Company enters into a standard commercial contract with some customers, separately negotiated, customized contracts with a few of its larger customers and relies on traditional purchase order arrangements with the rest of its customers.

     In combination with its commercial contracts, the Company enters into technical agreements, specifying cycle parameters and related technical terms, with its customers covering virtually all of the products it processes.

SALES AND MARKETING

     The Company's sterilization management services are sold principally by its direct sales force based throughout North America and Europe, the efforts of which are coordinated with respect to many of its global customers. In most cases, a single senior sales representative is assigned to each of the Company's largest customers, with overall responsibility for the Company's relationship with that customer on a worldwide basis.

     The Company's sales force is trained to assist customers in maximizing their sterilization efficiency and cost effectiveness. This marketing focus seeks to ensure that each of the sterilization cycle parameters for the customer's products has been optimized so as to shorten and improve the cycle and otherwise assure that the required sterility assurance level is achieved as quickly and cost-effectively as possible. The Company's sales staff and senior management draw upon their experience in sterilization, engineering, microbiology, component materials and packaging, medical devices and regulatory compliance, as well as the Company's scientific platform, to assist customers in devising the optimal cycle for its product and sterility assurance level.

     The Company promotes its sterilization management services by participating in industry trade shows, advertising in trade journals, sponsoring educational seminars and promotional events, direct mail campaigns and addressing industry organizations. The Company also encourages participation by members of its corporate staff in the United States and Europe on technical committees and advisory boards responsible for implementing industry standards or advising government bodies with respect to the establishment of regulations applicable to the provision of sterilization services.

RESEARCH, DEVELOPMENT AND ENGINEERING

     The Company engages in research, development and engineering projects aimed at, among other goals, improving the efficiency and reducing the cost of operating its sterilization facilities, reducing and more effectively controlling emissions arising from its ethylene oxide sterilization operations and reducing the turn-around times for processing its customers' products at those facilities. The Company's engineering group is also responsible for designing the Company's operating facilities and process equipment and for overseeing the fabrication and installation of such equipment.

QUALITY ASSURANCE

     The Company's quality control systems and procedures are intended to ensure that each of the Company's sterilization facilities complies with the processing and operating standards and specifications required by various governmental and industry standards organizations and customers, such as the FDA's Quality System Regulation which sets forth the good manufacturing practices that contract sterilizers of medical devices are required to follow. The Company maintains a quality assurance support staff at the corporate level and a quality assurance manager at each of its sterilization facilities. The principal responsibilities of the support staff are to design, review and refine the Company's quality control system and the operating procedures necessary to implement that system. The support staff also monitors regulatory developments at all levels of government and within international standards organizations which pertain to sterilization. The primary responsibilities of the quality assurance managers are to ensure that the Company's Total Quality Management (TQM) system is observed and all customer processing specifications are complied with at each of the Company's sterilization facilities. The quality assurance manager at each facility also represents the Company in the many audits of that facility's procedures and processes which are conducted by or on behalf of governmental agencies, standards organizations and customers.

     All but two of the Company's 18 ethylene oxide sterilization facilities in North America and Europe are certified as compliant with: (i) International Organization for Standardization ("ISO") 9001, Quality Systems -- Model for Quality Assurance in Design, Development, Production, Installation, and Servicing; (ii) the Committee for European Normalization ("EN") 46001, Quality Systems -- Medical Devices -- Particular Requirements for the Application of ISO 9001; and (iii) EN 550, Sterilization of Medical Devices -- Validation and Routine Control of Ethylene Oxide Sterilization (the only exceptions are the recently acquired facility at Verviers, Belgium, which was so certified under its prior owner, and the facility at Montreal, Canada, which is currently scheduled to be closed during the third quarter of Fiscal 1999). The Company's gamma sterilization facility in Belgium is certified as compliant with ISO 9002, Quality System -- Model for Quality Assurance in Production, Installation and Servicing and with EN 46002 -- Quality Systems -- Medical Devices -- Particular Requirements for the Application of ISO 9002.

     The Company's headquarters and North American facilities were audited by and received their certifications from TUV Product Service GmbH; its European facilities were audited by and received their certifications from BSI Quality Assurance. Both TUV and BSI are approved Quality Registrars for ISO and EN, respectively. The Company's headquarters and each of its operating facilities are subject to periodic quality system surveillance audits by such Quality Registrars to ensure continued compliance with such standards.

     Certification to the ISO 9000 standards demonstrates that the facility has implemented the essential elements necessary for an effective quality control system. Of the ISO 9000 standards, the ISO 9001 is the most comprehensive in scope and the most difficult to achieve. Demonstrated compliance by a contract sterilizer with the requirements for such ISO and EN certifications is becoming a requirement for doing business in or exporting sterilized products to Canada and Europe and is expected by most medical device manufacturers in the United States. Medical devices to be sold in countries which are members of the European Community must carry the "CE" symbol on their labels; in order to affix the CE symbol to any medical device it must have been sterilized in a facility which is certified as ISO 9000 series and EN 46000 series compliant. The Company believes that its ability to obtain and maintain these certifications for its facilities is an important factor in its success. See "Risk Factors -- Risks Related to Government Regulations and Standards Compliance."

STRATEGIC ACQUISITIONS AND ALLIANCES

     The Company has effected a number of strategic acquisitions and established several strategic alliances during the past five years, principally those identified below.

     On July 2, 1998, the Company completed the purchase from a subsidiary of Boston Scientific Corporation of an ethylene oxide sterilization facility located at Verviers, Belgium, near the border with Germany. The seller had operated the facility as an in-house sterilizer for its medical device manufacturing operations in the same plant. Boston Scientific, having moved the device manufacturing operations to another European country, subdivided the building and sold the sterilization facility to the Company. The Company had operated the facility since October 1997 under arrangements with Boston Scientific.

     On April 28, 1998, the Company completed the purchase of Sorex Medical, Inc., which owns and operates a full service ethylene oxide sterilization facility located in Salt Lake City, Utah, a major medical products manufacturing and distribution center. This strategic acquisition increased the Company's sterilization processing presence in the western United States.

     In August 1997, the Company acquired Caric Mediris, S.A., a Belgian company now named Griffith Mediris (in which the Company holds an 82.8% equity interest) which operates a full service gamma sterilization facility in southern Belgium. The remaining interest is held by an agency of the Belgian government (the National Institute of Radioelements), which owned and operated the facility until 1990, when it was largely privatized. The facility contains two independent gamma irradiation cells.

     In June 1997, the Company entered into a joint venture with MDS Nordion Inc. to design, construct and operate a state-of-the-art gamma sterilization facility near Mexico City, Mexico. The Company has a 60% interest in the joint venture, subject to an agreement to divide equally the aggregate net profit, if any, generated by the joint venture during the first five years of the facility's operation. MDS Nordion, a Canadian company, is the leading designer and supplier of gamma processing facilities and the world's largest supplier of Cobalt 60. The gamma facility has been designed to process both medical and food products. The Company currently anticipates that the facility will become operational during the second half of 1999. However, there is no assurance that the current target for start-up will be met.

     In July 1994, the Company acquired all of the outstanding capital stock of and the Rantigny real estate used by Laboratoires Perouse, S.A., a French company which owns and operates two ethylene oxide sterilization processing facilities in France (one of which the Company has since replaced).

FACILITIES

     The following table provides information, as of June 30, 1998, with respect to each of the Company's sterilization processing facilities and the laboratory facilities of Griffith Analytical, including its location, approximate building size, occupancy status (whether the building is owned or leased by the Company) and, if leased, the expiration date of the lease. Each such sterilization facility includes multiple sterilization chambers, preconditioning and aeration rooms and/or cells, staging, quarantine and warehouse space, control rooms, an office area, receiving and shipping docks and, where specifically indicated, a testing laboratory.

                                                                                       LEASE EXPIRATION
                                              APPROXIMATE                               DATE (INCLUDING
                                             BUILDING SIZE                                  COMPANY
                LOCATION                     (SQUARE FEET)       OCCUPANCY STATUS      RENEWAL OPTIONS)
                --------                     -------------       ----------------      ----------------
North American Facilities:
Ontario, CA.............................       69,000(1)              Leased              March 2011
Los Angeles, CA.........................       90,000(2)            Part owned;           March 2002
                                                                  part leased(2)

                                                                                       LEASE EXPIRATION
                                              APPROXIMATE                               DATE (INCLUDING
                                             BUILDING SIZE                                  COMPANY
                LOCATION                     (SQUARE FEET)       OCCUPANCY STATUS      RENEWAL OPTIONS)
                --------                     -------------       ----------------      ----------------
Santa Teresa, NM........................       72,000(1)              Leased              March 2029
(near El Paso, TX)
Salt Lake City, UT......................        59,000                 Owned                  --
Burr Ridge, IL(3).......................        11,200                Leased             February 2006
(near Chicago)
Willowbrook, IL.........................        67,000                Leased            September 2004
(near Chicago)
Smyrna, GA..............................        45,000                Leased               June 2004
(near Atlanta)
Charlotte, NC...........................        40,000               Leased(4)           January 2017
Glens Falls, NY.........................        33,000               Leased(5)           December 2014
(upstate New York)
Toronto, Canada(7)......................        23,000               Leased(6)          September 2008
Montreal, Canada(7).....................        10,000                Leased               May 1999
Mexico City, Mexico.....................        43,000                Leased            September 2000

European Facilities:
Somercotes, England.....................       55,500(8)               Owned                  --
(near Birmingham)
Zoetermeer, the Netherlands.............       28,000(8)              Leased               July 2001
(between Amsterdam and Rotterdam)
Herentals, Belgium......................     66,700(8)(9)             Leased               July 2000
(near Antwerp)
Verviers, Belgium.......................        21,500               Owned(10)                --
(near the border with Germany)
Fleurus, Belgium........................      46,000(11)               Owned                  --
(near the border with France)
Rantigny, France........................       35,500(8)               Owned                  --
(40 miles north of Paris)
Anse, France............................       22,000(8)              Leased              August 2005
(15 miles north of Lyon)
Moerfelden, Germany.....................       35,400(8)              Leased            September 1999
(near Frankfurt)

---------------

 (1) Includes a full service Griffith Analytical satellite laboratory (occupying 1,650 square feet at the Ontario, CA facility and 610 square feet at the Santa Teresa, NM facility).

 (2) Consists of two separate, but adjacent buildings, one of which is owned (19,000 square feet) and one of which is leased (71,000 square feet).

 (3) The central full service laboratory and headquarters of the Griffith Analytical Division.

 (4) Certain equipment and leasehold improvements are subject to a financing lease expiring in 2007 used to fund repayment of industrial development revenue bonds.

 (5) Occupied under a financing lease to fund repayment of industrial development revenue bonds; Company will acquire ownership of the facility when bonds are paid at maturity in 2014.

 (6) Located within a physically segregated portion of a food plant owned by, and leased from, the Canadian subsidiary of the Parent Company.

 (7) The Company intends to close the facility at Montreal when its lease expires in May 1999 and to consolidate its operations with the existing Toronto facility.

 (8) Includes a testing laboratory.

 (9) Includes approximately 10,000 square feet of space used by the Company's distribution business and approximately 3,500 square feet of office space which houses the Company's European headquarters staff.

(10) Occupies physically segregated premises comprising approximately 30% of a larger building.

(11) Includes a dosimetry laboratory with a gamma irradiator used for testing purposes.

     The Company's corporate headquarters is located in approximately 13,000 square feet of leased space in an office building located in Oak Brook, Illinois, a suburb of Chicago. The lease expires in March 2000.

     The Company's operating facilities are well maintained and generally adequate to meet the current demand for its sterilization services. The Company has installed and is testing a new maintenance software system at one of its U.S. facilities which enables it to monitor and statistically determine when virtually every important piece of equipment at the facility requires maintenance or replacement. The system is designed to increase the operational efficiency of the facility and minimize unscheduled maintenance downtime or equipment malfunctions. If the test system is successful, as to which no assurance can be given, the Company currently plans to install the system in all of its facilities by the end of the year 2000.

     Due to increasing demand for its sterilization services, the Company currently has underway or in the advanced planning stage several projects to add additional sterilization processing capacity to five of its existing facilities. When its lease expires in May 1999, the Company intends to close its small sterilization facility in Montreal, Canada and consolidate its operations with its larger facility near Toronto. The Company does not expect such consolidation to result in any significant loss of business currently being processed at the Montreal facility.

COMPETITION

     The Company is subject to intense competition in the provision of sterilization services. The sterilization industry is fragmented as a result of geographical limitations on the area which can be served by each sterilization processing facility, multiple sterilization technologies and the mix of captive and contract facilities. The Company believes that quality of service, price, location and capacity, customer relationships, turn-around time and availability of support services are the key factors on which competition is based in the sterilization processing industry.

     The market for contract sterilization services is characterized by significant price competition, particularly in gaining new business. However, since achieving the specified sterility assurance level is so important to customers and the cost of sterilization is a relatively small part of the total cost of the product, the Company believes the quality of service rendered by the contract processor becomes as important as price once a customer relationship is established. Due to validation requirements, design and materials compatibility limitations and regulatory constraints, switching from one contract processor to another or from one sterilization technology to another can be costly and administratively burdensome to customers. The Company believes that its long experience with and widely recognized expertise in sterilization helps it attract and retain business.

     Facility location and capacity are also important marketing factors, particularly for large medical device manufacturers. The Company's extensive ethylene oxide sterilization facility network in North America and Europe, and its ability to add sterilization capacity to most of its facilities, also give it a valuable marketing tool.

     In North America, the principal contract processors other than the Company are: Isomedix, Inc. (a subsidiary of Steris Corporation), which operates multiple gamma and ethylene oxide processing facilities in the United States and Canada and one E-beam facility in the United States; SteriGenics International, Inc., which operates multiple gamma facilities and one E-beam facility in the United States; and Cosmed Group, Inc. and the Sterilization Services subsidiaries of Vacudyne Incorporated, both of which operate multiple ethylene oxide facilities in the United States. In addition, the Company competes in North America against many local contract processors, each of which typically operates only a single ethylene oxide sterilization facility.

     In Europe, the Company believes that only two other contract processors operate sterilization facilities in more than one country, and the competition within each country is more fragmented than in the United States. The largest contract processors, each of which is believed to be smaller than the Company, are: Isotron plc, which operates gamma, ethylene oxide and E-beam facilities in the United Kingdom and an ethylene oxide facility in Ireland; and Gammaster B.V., which operates gamma facilities in France, Germany, the Netherlands and Ireland.

     In addition to other contract processors, the Company competes in both North America and Europe with manufacturers which have existing, or may in the future establish, captive sterilization processing operations.

     Certain of the Company's competitors have greater financial, marketing, technical and other resources than the Company or offer a broader range of sterilization technologies, which may give them a competitive advantage over the Company. Steris Corporation (the parent of Isomedix), SteriGenics International, Inc. and Isotron plc are publicly traded companies with access to public debt and equity capital markets. Isomedix and SteriGenics have extensive gamma sterilization networks in the United States, giving them a competitive advantage over the Company with those customers which prefer to sterilize their products using gamma. In Europe, some of the Company's smaller local competitors have close relationships with important individual customers, established over long periods of time. To the extent that the Company expands into additional foreign countries it could be faced with competition from existing providers of contract sterilization services in those countries. See "Risk Factors -- Competition" and "-- Availability of Alternative Technologies" and "Business -- The Sterilization Processing Industry -- Comparison of ethylene oxide sterilization and gamma sterilization."

REGULATORY, ENVIRONMENTAL AND HEALTH AND SAFETY MATTERS

     Ethylene oxide is a toxic and hazardous chemical which is flammable and explosive. It has also been identified as a cancer and reproductive hazard. As a result, to varying degrees in each of the countries in which the Company operates, the use of ethylene oxide is subject to a variety of existing and proposed national, state and local regulations which limit permissible emission levels, worker exposure and residues on sterilized products and provide for labeling requirements. In addition, the operation of the Company's gamma facility in Belgium, including the use of radioactive Cobalt 60 therein, is subject to extensive regulation by the Belgian government, and the design, construction, use and operation of the gamma facility proposed to be built near Mexico City by the Nordion Joint Venture is and will be similarly regulated by the Mexican government.

     The Company has been and continues to be an industry leader in seeking to ensure that its facilities meet or exceed all applicable environmental and health and safety regulations. The Company believes that it possesses all licenses and permits necessary to conduct its business and that it is in material compliance with all environmental and health and safety regulations which govern its operations. Nevertheless, changes in, or reinterpretations of, existing requirements or adoption of new requirements beyond those described below, the failure of the Company at any time to comply with any applicable material regulations and standards or the loss by the Company of any of its material licenses and permits could have a material adverse effect on the Company's business, financial condition and results of operations.

     There can be no assurance that the Company will not incur significant costs to comply with laws, regulations and other requirements in the future or that such laws, regulations and other requirements will not have a material adverse effect upon the Company's business, financial condition and results of operations. The Company estimates that its total capital expenditures for environmental control systems for the remainder of

Fiscal 1998 and for Fiscal 1999 and Fiscal 2000 will be approximately $275,000, $3,525,000 and $2,950,000, respectively; such estimates are based upon current and proposed regulations and include the projects discussed below.

     Emission control regulations. Ethylene oxide is evacuated in a high concentration when the sealed sterilization chamber is purged at the end of each cycle. Thereafter, residual ethylene oxide is evacuated in a low concentration after the chamber is opened and during aeration following removal of the sterilized products from the chamber. The release of high concentration emissions into the atmosphere is prohibited or strictly limited in most of the countries in which the Company has facilities. Each of the Company's sterilization facilities throughout North America utilize either a wet scrubber system or catalytic oxidizer to treat its high concentration emissions. The wet scrubber system converts the ethylene oxide into ethylene glycol, a byproduct which in most cases the Company sells for various commercial applications. The catalytic oxidizer converts the ethylene oxide into carbon dioxide and water in a catalyst bed. In its European ethylene oxide facilities, the Company uses several different technologies (including wet scrubbers, incinerators and catalytic converters) to control their high concentration emissions.

     Low concentration ethylene oxide emissions are currently regulated by state and local governmental entities in certain of the U.S. states in which the Company's facilities are located. In addition, regulations to control low concentration emissions were adopted by the EPA in 1994 and are currently scheduled to become effective in December 1998. However, certain types of low concentration emissions control equipment used by ethylene oxide sterilizers, including the Company, have a risk of explosion. The regulations are under review by the EPA, and the Company expects that their effective date will be postponed to December 1999. All but three of the Company's facilities in the United States are already operating with control systems which the Company believes are capable of satisfying the new regulations if they take effect in their present form. However, in that event, the Company would be required to incur substantial cost to acquire control systems at those three facilities. If the regulations become effective in December 1998, the Company may require variances at two of the facilities to remain in compliance pending installation of the new systems.

     Regulations restricting low concentration emissions in the European countries in which the Company has facilities vary from country to country. The Company believes that all of its European facilities are in material compliance with applicable low concentration emissions regulations. However, due to the greater volume of absorbent products now being sterilized at its facility at Herentals, Belgium, the Company believes that a new control system will be required in order for that facility to remain in compliance with those regulations. Accordingly, the Company has proposed to local governmental authorities the installation of a new state-of-the-art system which would control both the high concentration and low concentration emissions at the Herentals facility. The Company believes that the installation of the new equipment (currently planned for Fiscal 1999 and Fiscal 2000) will be approved by such authorities and that any necessary waivers pending its installation will be obtained.

     The use of environmental control equipment at an ethylene oxide sterilization facility requires care in order to avoid circumstances which could result in an explosion or fire and the interruption of normal operations at or the temporary shut-down of the facility while repairs are made. During the last five years, there have been three such incidents at the Company's facilities in North America (one in 1994 at its Montreal facility which did not interrupt normal operation, one in 1995 at its Charlotte facility which interrupted normal operation for approximately 30 days, and one in 1997 at its Los Angeles facility which resulted in a shut-down of the facility for four days) and two at its facilities in Europe (one in 1994 at its Herentals, Belgium facility which prevented the start-up of a new sterilization chamber for approximately five months and one in 1995 at its facility in the Netherlands which interrupted production for about 10 days). In order to reduce the commercial risks associated with any such mishap, the Company encourages its customers to cross validate, at two or more of its facilities, those products which the Company processes in large volume.

     Worker and patient safety regulations and standards. Because of its status as a cancer and reproductive hazard, government regulations in the countries in which the Company operates strictly limit the exposure of workers to ethylene oxide. The United States Occupational Safety and Health Administration ("OSHA") limits worker exposure to one part per million as an 8-hour time weighted average and five parts per million in any 15-minute short-term exposure. The regulations in most other countries where the Company has facilities are similar. These regulations also have the indirect effect of limiting the permissible amount of residual ethylene oxide left on a product following completion of the sterilization process, since such residuals are one source of exposure to ethylene oxide. OSHA regulations also require that equipment used in connection with ethylene oxide at the Company's facilities be designed and operated in a manner which is safe and that the Company use proper safety precautions and practices when handling, monitoring and storing ethylene oxide.

     In order to provide a safe working environment for its employees and to comply with such regulations, the Company utilizes a combination of methods, including engineering controls, respiratory and other personal protection apparatus and clothing, designation of restricted areas, continuous monitoring equipment, detailed and strictly enforced employee safety procedures and periodic physical examinations. The Company believes that all of its facilities are in material compliance with all applicable regulations.

     In addition to extensive regulation by various governmental bodies and agencies, the Company is subject to standards, guidelines and requirements established by industry organizations and other non-governmental bodies, such as the ISO. The ISO 10993-7 standard, adopted in 1995, limits the permissible levels of residual ethylene oxide on sterilized medical devices in order to protect patients who come into contact with such devices. See "Risk
Factors -- Risks Related to Government Regulations and Standards Compliance."

     Health regulations. Sterilization of medical devices is subject to pervasive regulation by the FDA pursuant to the Federal Food, Drug and Cosmetic Act. The FDA has promulgated a Quality System Regulation ("QSR") which sets forth detailed Good Manufacturing Practices that manufacturers of medical devices are required to follow. Under the QSR, a medical device manufacturer includes those who perform the function of contract sterilization of medical devices. Consequently, the Company is required, with respect to its operating facilities in the United States and those outside the United States which sterilize devices for export to the United States, to comply with the requirements set forth in the QSR. All such facilities are subject to periodic audits by the FDA to determine whether they are in compliance with such requirements.

     Failure by the Company at any time to comply with applicable FDA requirements could lead the FDA to institute enforcement actions against the Company or its customers, including, among other things, warning letters, recall or seizure of products, fines, injunctions, civil penalties, total or partial suspension of sterilization operations and criminal prosecution. Such enforcement actions would also harm the Company's business reputation and could cause the Company to lose customers to competitors. During the last five years, the Company has not received any warning letters from or been subjected to any more stringent compliance action by the FDA.

     Regulation of gamma sterilization facilities. Regulations of the Belgian government apply to various aspects of the operation of the Company's gamma sterilization facility in that country, including regulations designed to protect workers and others from exposure to gamma radiation. Government inspectors visit the facility on a bi-monthly basis to audit the Company's compliance with such regulations. Failure by the Company at any time to comply with these regulations could subject it to a variety of sanctions, including citations, fines or total or partial suspension of sterilization operations.

     Any gamma sterilization facility located in Mexico, including the one to be built near Mexico City by the Company's joint venture, is subject to extensive regulation by the national and local governments of Mexico with respect to its design, construction and operation. The Company's joint venture is currently seeking to obtain the necessary government permits and licenses needed to construct and operate the facility. Although not contemplated, any material delay in or inability to obtain such approvals on satisfactory terms could compromise the success of the project. The gamma sterilization of medical devices, foods, cosmetics and other products is regulated by the Mexican National Commission on Nuclear Safety and Safeguards. Failure to comply with the Commission's regulations could result in significant fines, penalties or the shut-down of the facility.

     The design, construction, use and operation in the United States of commercial gamma sterilization facilities, and the radioactive materials used in such facilities, are extensively regulated by the United States Nuclear Regulatory Commission, or in some cases by various state regulatory agencies and authorities that undertake a comparable regulatory function from the Nuclear Regulatory Commission. Such facilities are also subject to regulation by other regulatory bodies at the federal, state and local levels, depending upon the type of product that is being irradiated. Requirements of the FDA similar to those described above for ethylene oxide facilities in the United States apply to the use of gamma to sterilize medical devices, foods, cosmetics and pharmaceuticals. When and if the Company constructs or acquires one or more gamma sterilization facilities in the United States, it would be required to comply with all such regulations.

EMPLOYEES

     At June 30, 1998, the Company had a total of 483 employees, 303 of whom were employed in North America and 180 in Europe. The only Company employees subject to collective bargaining agreements are those in Belgium, France and Mexico. The Company has never experienced a labor related work stoppage. It considers its relations with its employees to be good.

LEGAL PROCEEDINGS

     The Company is from time to time involved in routine litigation incidental to the conduct of its business. The Company believes that no pending or threatened litigation to which it is or may be a party will have a material adverse effect on its business, financial condition or results of operations.

                                   MANAGEMENT

DIRECTORS AND OFFICERS

     The directors, nominees for director and executive officers of the Company and their respective ages and positions with the Company are as follows:

                 NAME                    AGE                  POSITION
                 ----                    ---                  --------
Dean L. Griffith(1)...................   71    Chairman of the Board and a Director
Kevin M. Swan.........................   41    President, Chief Executive Officer and
                                               a Director
John P. Sabalaskey....................   39    Senior Vice President and Chief
                                               Financial Officer
Peter D. Gortz........................   39    Senior Vice President and Chief
                                               Operating Officer -- North America
Dirk Barrie...........................   46    Senior Vice President and President --
                                               European Group
Brian J. Tuttle.......................   48    Treasurer
James S. Legg.........................   41    Secretary and General Counsel
Joseph R. Maslick(1)(2)...............   50    Director
               (1)(2)(3)..............         Nominee for Director
               (2)(3).................         Nominee for Director

---------------

(1) Member or nominee to be a member of the Compensation Committee of the Board of Directors

(2) Member or nominee to be a member of the Audit Committee of the Board of Directors

(3) Nominee to be a member of the Committee of Independent Directors of the Board of Directors

     Dean L. Griffith has served as Chairman of the Board of the Company since its incorporation in 1987. Mr. Griffith has been President and Chief Executive Officer since 1975 and Chairman of the Board since 1989 of the Parent Company. Mr. Griffith joined the Parent Company in 1950 and thereafter worked in a succession of administrative and executive positions of increasing responsibility.

     Kevin M. Swan has served as President, Chief Executive Officer and a Director of the Company since September 1994. Prior thereto, Mr. Swan served in various capacities at Baxter International, Inc. including as

President of Multi Hospital Systems during 1994, as Vice President and General Manager of the Ambulatory Infusion Division from 1992 to 1993 and as Vice President of the Interlink(TM) Business Unit from 1991 to 1992.

     John P. Sabalaskey has served as Senior Vice President and Chief Financial Officer of the Company since March 1998. Prior thereto, Mr. Sabalaskey served in various capacities at Information Resources, Inc., including as an Executive Vice President from 1994 until 1998, head of International Finance from 1992 through 1998 and Director of Internal Audit from 1991 to 1992. Previously, Mr. Sabalaskey was a Senior Manager in the Audit and Financial Consulting Division of Arthur Andersen & Co. Mr. Sabalaskey is both a Certified Public Accountant and a Certified Management Accountant.

     Peter D. Gortz has served as Senior Vice President and Chief Operating Officer -- North America of the Company since February 1998. Mr. Gortz joined the Company's operating subsidiary in the United States as Vice President of Sales and Marketing in November 1994 and continued to serve in that capacity until February 1998. Prior to joining the Company, Mr. Gortz was employed by Baxter International, Inc. since 1988 in various positions, including as Director of Business Development of its Ambulatory Infusion Division from November 1993 to November 1994. Prior to joining Baxter, Mr. Gortz was a co-founder of Infusion Systems Corporation, which was acquired by Baxter in 1988.

     Dirk Barrie has served as Senior Vice President of the Company and President of its European Group since February 1998. Prior thereto, Mr. Barrie, who joined the Parent Company in 1979, served in various senior management capacities for the European subsidiaries of the Company, most recently as Managing Director.

     Brian J. Tuttle has served as Treasurer of the Company since February 1992. He is principally employed as Vice President, a position he has held since 1997, and Treasurer of the Parent Company, a position he has held since 1992. Prior thereto, Mr. Tuttle served as Treasurer of Applied Power, Inc. from 1986 to 1992.

     James S. Legg has served as Secretary of the Company since February 1991 and General Counsel since February 1995. Mr. Legg is principally employed as Vice President and General Counsel of the Parent Company, positions he has held since 1997. Prior thereto, Mr. Legg served as Assistant General Counsel from 1984 to 1989 and Corporate Counsel from 1989 to 1997 of the Parent Company.

     Joseph R. Maslick has served as a Director of the Company since 1989. Mr. Maslick is principally employed as Executive Vice President and Chief Financial Officer of the Parent Company, positions he has held since 1993 and 1988, respectively. After holding several positions in accounting and finance at the Parent Company, he was elected Vice President and Treasurer in 1983 and Senior Vice President and Chief Financial Officer in 1988. Mr. Maslick joined the Parent Company in 1970.

     The Company's Board of Directors has nominated, and shortly after completion of the Offering intends to elect, two independent directors of the
Company. The additional directors,                and                , are not
affiliated with the Company or with the Parent Company.

                    has been the                of                since
               . Prior thereto,
was                .      also serves as a director of                and
               .

                    has been the                of                since
               . Prior thereto,
was                .      also serves as a director of                and
               .

COMMITTEES OF THE BOARD

     Prior to the completion of the Offering, the Board of Directors will have designated a Compensation Committee, an Audit Committee and a Committee of Independent Directors, the members of each of which will include one or both of the independent directors to be elected shortly after completion of the Offering.

     The Compensation Committee will be composed of three members, none of whom may be an employee of the Company. The Compensation Committee will be responsible for establishing all executive officer compensation and adopting and administering stock option and variable compensation programs applicable to employees and officers.

     The Audit Committee will be composed of three members, a majority of whom must be independent directors. The committee will meet periodically with management and representatives of the Company's independent auditors to assure that appropriate audits of the Company's affairs are being conducted. In carrying out these responsibilities, the committee will review the scope of audit activities and the results of the annual audit. The committee is also responsible for recommending to the Board of Directors a public accounting firm to serve as independent auditors each year. The independent auditors have direct access to the Audit Committee to discuss the results of their examinations, the adequacy of internal accounting controls, and the integrity of financial reporting.

     The Committee of Independent Directors will be composed of two members, both of whom must be independent directors having no other affiliation with either the Company or the Parent Company. It will be the principal responsibility of this Committee to review and approve the terms of all material agreements and transactions, and any material amendments to such agreements, between the Company and the Parent Company which are entered into or occur subsequent to the Offering.

COMPENSATION OF NON-AFFILIATED DIRECTORS

     Each director of the Company, except any who is also an employee of the Company or the Parent Company, will receive from the Company for his or her services: (i) an annual retainer of $10,000; (ii) an annual fee of $2,000 for each committee of the Board of Directors of which he or she is the chairman; and
(iii) a fee of $500 for each meeting of the Board of Directors or any committee of the Board of Directors which he or she attends. Each such non-employee director will also be eligible to participate in the 1998 Director Stock Option Plan described below. In addition, all directors will be reimbursed for travel and other out-of-pocket expenses related to attending meetings of the Board of Directors and its committees.

1998 DIRECTOR STOCK OPTION PLAN

     Prior to the commencement of the Offering, the Board of Directors of the Company will have adopted, and the Parent Company as sole stockholder of the Company will have approved, the 1998 Director Stock Option Plan (the "DSOP"), which will be administered by the Board of Directors.

     The DSOP will provide for the automatic granting of options to purchase shares of Class A Common Stock to certain directors of the Company ("Eligible Directors"). An Eligible Director consists of (i) every incumbent director who at the time of grant is not an employee of the Company or any of its subsidiaries and (ii) every newly elected or appointed director who at the time of his or her election or appointment is neither an employee of the Company or any of its subsidiaries nor a director, officer or employee of any other company which directly or indirectly controls the Company (a "Newly Elected Director"). The exercise price of each option granted pursuant to the DSOP will be the fair market value of the shares of Class A Common Stock at the date of grant.

     At the time the Offering commences, Mr. Maslick, as well as           and
          (each of whom is deemed by the DSOP to be a Newly Elected Director as of such time) will each be automatically granted an option under the DSOP to purchase 5,000 shares of Class A Common Stock at the initial public offering price. Thereafter, (i) each incumbent Eligible Director, on the date he or she is annually reelected a director of the Company, will be automatically granted an option under the Plan to purchase 1,000 shares of Class A Common Stock at their fair market value on the date of grant and (ii) each Newly Elected Director, on the date he or she first becomes a director of the Company, will be automatically granted an option under the Plan to purchase 5,000 shares of Class A Common Stock at their fair market value on the date of the grant.

     A maximum of 50,000 shares of Class A Common Stock will be available in the aggregate for grant under the DSOP. If an option expires or is terminated or canceled unexercised as to any shares, such released shares may again be optioned (including a grant in substitution for a canceled option). No options may be granted under the DSOP after August 31, 2008.

     Options granted under the DSOP will be for a term of not more than ten years and may be subject to such conditions as Board may in its discretion determine at the date of grant. Each such option will vest in full on the first anniversary of its date of grant. The Board may permit the exercise price of any option to be paid, all or in part, by delivery to the Company of (i) other shares of Class A Common Stock of the Company, (ii) a one year promissory note (with shares purchased thereby having a value equal to at least 150 percent of the principal amount of the note pledged thereunder), or (iii) with a broker guarantee to deliver cash. No option is transferable by the optionee other than by the laws of descent and distribution or upon the consent of the Board.

     In the event a director is removed for cause or voluntarily resigns, his or her options will expire immediately. In the event a director ceases to serve as such because of any other reason, including not being reelected, such director may exercise his or her options at any time prior to the earlier of (i) the close of business on the normal expiration date of such options or (ii) 90 days from the date of such cessation to the extent his or her options were exercisable as of the date of such cessation.

     The Board may amend or discontinue the DSOP at any time. However, no such amendment or discontinuation may (a) change or impair any option previously granted without the consent of the optionee, or (b) without the approval of stockholders, (i) increase the maximum number of shares which may be purchased pursuant to options granted under the DSOP, (ii) change the minimum purchase price of any option (except for certain adjustments), or (iii) change the limitations on the option period or extend the time during which options may be granted under the plan. Any other amendment that must be approved by the stockholders of the Company in order to comply with applicable law or the rules national securities exchange upon which the Class A Common Stock is traded or quoted will not be effective unless and until such approval has been obtained in compliance with such applicable law or rules.

     The Company understands that no gain or loss will be recognized to an optionee upon the grant of an option under the DSOP, but that upon exercise of the option ordinary income will be recognized by the optionee measured by the excess of the fair market value of the shares of Class A Common Stock acquired over the option price. The Company will be entitled to a deduction equal to the amount of ordinary income recognized to the optionee. An optionee's basis in shares acquired upon the exercise of an option will be equal to the option price plus the amount of ordinary income recognized to the optionee. An optionee's holding period begins on the date on which the option is exercised.

EXECUTIVE COMPENSATION

     The following table sets forth information regarding the compensation paid to the Company's Chief Executive Officer and to each of its other executive officers whose total annual salary and bonus exceeded $100,000 (collectively, the "Named Executive Officers") for all services rendered to the Company during Fiscal 1997.

                   SUMMARY COMPENSATION TABLE FOR FISCAL 1997

                                                                                LONG-TERM
                                                                              COMPENSATION
                                               ANNUAL COMPENSATION               AWARDS
                                      -------------------------------------   -------------
                                                                 OTHER         SECURITIES
                             FISCAL                             ANNUAL         UNDERLYING        ALL OTHER
NAME AND PRINCIPAL POSITION   YEAR     SALARY    BONUS(1)   COMPENSATION(2)   OPTIONS(#)(3)   COMPENSATION(4)
---------------------------  ------   --------   --------   ---------------   -------------   ---------------
Kevin M. Swan(5)..........    1997    $257,718   $225,250       $4,940           27,500           $14,791
  President and Chief
  Executive Officer
Peter D. Gortz............    1997     133,521     58,185           --           20,268            12,095
  Senior Vice President and
  Chief Operating
  Officer -- North America
Dirk Barrie(6)............    1997     141,303     50,431           --           20,268             3,900
  Senior Vice President and
  President -- European
  Group

---------------

(1) The bonus amounts reported for Mr. Swan and Mr. Gortz include a formula based nondiscretionary payment and a discretionary payment pursuant to a bonus plan for domestic employees of the Company. The bonus amount reported for Mr. Barrie includes a formula based nondiscretionary payment and a discretionary payment pursuant to a bonus plan for European employees of the Company.

(2) The amount reported in this column reflects the payment by the Company of federal income tax incurred by the Named Executive Officer relating to certain executive officer benefits. This column excludes perquisites and other personal benefits because for each Named Executive Officer those items did not exceed the lesser of $50,000 or 10% of his total annual salary.

(3) The underlying securities shown consist of shares of Class B Common Stock subject to options granted under the Company's 1996 Key Employee Stock Option Plan.

(4) The amount reported in this column for Mr. Barrie is a pension allowance. Amounts reported in this column for Messrs. Swan and Gortz include the following:

                                                                                     PAID PORTION OF
                                          PARENT COMPANY          PARENT COMPANY        EXECUTIVE
                                       CONTRIBUTIONS TO ITS     ALLOCATIONS TO ITS       OFFICER
                                      SUPPLEMENTAL RETIREMENT     EMPLOYEE STOCK     LIFE INSURANCE
              NAME             YEAR      AND SAVINGS PLAN        OWNERSHIP PLAN*        PROGRAMS
              ----             ----   -----------------------   ------------------   ---------------
    Kevin M. Swan............  1997           $9,396                  $4,975              $420
    Peter D. Gortz...........  1997            7,146                   4,763               186

---------------

        * The Parent Company allocated 32.7 shares of its capital stock to the account of Mr. Swan and 31.3 shares of its capital stock to the account of Mr. Gortz under its Employee Stock Ownership Plan. The fair market value of those shares was determined by independent appraisal in connection with the annual valuation of the Parent Company's capital stock for the Trustees of the Employee Stock Ownership Trust.

(5) Mr. Swan also participated in the Parent Company's long-term incentive plan for senior management personnel (the "Parent Incentive Plan"). The Parent Incentive Plan, which is based upon economic value added (EVA(R)) principles, is administered in accordance with separate three-year periods. Prior to the commencement of each three-year period, every participant is assigned a target award for each of the three years; the target award for any given year may or may not be met or exceeded based upon the performance of the Parent Company or the Company, as the case may be, and the participant for that year. The amount actually earned for each such year (there is no maximum limit on any such earned amount) is not paid out until after completion of the third and final year of each three-year period; instead, the earned amount is credited to the participant's account under the Parent Incentive Plan. The current three-year period under the Parent Incentive Plan consists of Fiscal 1996, 1997 and 1998. The amounts earned by Mr. Swan for Fiscal 1996 and 1997 were $143,325 and $178,875, respectively, and his target award for Fiscal 1998 is $135,000. It is anticipated that Mr. Swan will receive payment of the aggregate earned amount for the current three-year period in January 1999. Upon the completion of Fiscal 1998, Mr. Swan will no longer participate in the Parent Incentive Plan.

(6) Mr. Barrie's compensation is paid in Belgium francs. Accordingly, the amounts reported in the table have been translated into U.S. dollars based upon the average exchange rate during Fiscal 1997 of .027125 U.S. dollar per Belgium franc.

Stock Option Grants in Fiscal 1997

     The following table provides information concerning grants of options to purchase shares of Class B Common Stock made during Fiscal 1997 to the Named Executive Officers under the Company's 1996 Key Employee Stock Option Plan.

                        OPTION GRANTS IN FISCAL 1997(1)

                                                                               POTENTIAL REALIZABLE
                                                                                 VALUE AT ASSUMED
                        NUMBER OF     PERCENT OF                              ANNUAL RATES OF STOCK
                        SECURITIES   TOTAL OPTIONS                              PRICE APPRECIATION
                        UNDERLYING    GRANTED TO     EXERCISE                   FOR OPTION TERM(3)
                         OPTIONS     EMPLOYEES IN    PRICE PER   EXPIRATION   ----------------------
         NAME            GRANTED      FISCAL YEAR    SHARE(2)       DATE         5%          10%
         ----           ----------   -------------   ---------   ----------   ---------   ----------
Kevin M. Swan.........    27,500         31.4%         $4.51       6-1-07      $77,983     $197,624
Peter D. Gortz........    20,268         23.1           4.51       6-1-07       57,473      145,649
Dirk Barrie...........    20,268         23.1           4.51       6-1-07       57,473      145,649

---------------

(1) During Fiscal 1998, the Company granted options under the 1996 Key Employee Stock Option Plan with an exercise price of $10.09 per share to the Named Executive Officers for the following numbers of shares of Class B Common
    Stock: Mr. Swan -- 66,000; Mr. Gortz -- 16,500; and Mr. Barrie -- 16,500.
    The Company intends to grant additional options effective at the commencement of the Offering under the Company's 1998 Employee Stock Option Plan with an exercise price per share equal to the initial public offering price to the Named Executive Officers for the following numbers of shares of Class A Common Stock: Mr. Swan -- 100,000; Mr. Gortz -- 25,000; and Mr. Barrie -- 20,000.

(2) The exercise price of options granted under the 1996 Key Employee Stock Option Plan is equal to the fair market value of the Company's Class B Common Stock on the date of grant. The fair market value was determined in reliance upon an independent appraisal prepared at the direction of the Board of Directors.

(3) The assumed 5% and 10% rates of stock appreciation are provided in accordance with rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of the possible future appreciation of the Company's Common Stock. The dollar amounts in these columns are not discounted to present value and are prior to the payment of applicable taxes. This table does not account for any appreciation in the actual price of the Common Stock from the date of grant to the current date.

Option Exercises in Fiscal 1997 and Fiscal 1997 Year-End Values

     None of the Named Executive Officers exercised any options to purchase Common Stock during Fiscal 1997. The following table provides certain information concerning the value of unexercised options held by the Named Executive Officers at September 30, 1997.

                AGGREGATE OPTION VALUES AT FISCAL 1997 YEAR-END

                                          NUMBER OF SECURITIES             VALUE OF UNEXERCISED
                                     UNDERLYING UNEXERCISED OPTIONS        IN-THE-MONEY OPTIONS
                                          AT SEPTEMBER 30, 1997          AT SEPTEMBER 30, 1997(1)
                                     -------------------------------   ----------------------------
               NAME                  EXERCISABLE      UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
               ----                  ------------     --------------   -----------    -------------
Kevin M. Swan......................     25,751            78,996        $158,720        $470,902
Peter D. Gortz.....................      6,006            20,267          37,019         113,127
Dirk Barrie........................      6,006            20,267          37,019         113,127

---------------

(1) The amounts reported were calculated by subtracting the exercise price from $10.09, the fair market value at September 30, 1997 of the Company's Class B Common Stock as determined in reliance upon an independent appraisal prepared at the direction of the Board of Directors.

EMPLOYEE STOCK OPTION PLANS

1998 Plan

     Immediately prior to the Offering, the Board of Directors of the Company will adopt, and the Parent Company as sole stockholder of the Company will approve, the 1998 Employee Stock Option Plan (the "1998 Plan"). The 1998 Plan will be administered by a Committee of the Board of Directors, consisting of two or more directors who are not eligible to receive options under the 1998 Plan. The Committee has authority to determine the persons to be granted options under the 1998 Plan, the number of shares subject to each option, the time or times at which options will be granted, the option price of the shares subject to each option (which price shall not be less than the fair market value of the shares at the date of grant), and the time or times when each option becomes exercisable and the duration of the exercise period. Unless otherwise determined by the Committee, options become exercisable as to one-fourth of the shares subject thereto on each of the first, second, third, and fourth anniversaries of the date of grant.

     Options may be granted under the 1998 Plan to employees of the Company. Initially, options may be granted under the 1998 Plan with respect to a total of not more than 300,000 shares of Class A Common Stock, subject to antidilution and other adjustment provisions. An additional 150,000 shares of Class A Common Stock will be reserved for options to be granted under the 1998 Plan on October 1 of each of the years 1999 through 2001. No options may be granted under the 1998 Plan after August 31, 2008. If an option expires or is terminated or canceled unexercised as to any shares, such released shares may again be optioned (including a grant in substitution for a canceled option).

     Options granted under the 1998 Plan will be for such term of not more than ten years as shall be determined by the Committee at the date of the grant and may be subject to such conditions as the Committee may in its discretion determine at the date of grant. The Committee may accelerate the exercisability of any option or, at any time before the expiration or termination of an option previously granted, extend the terms of such option for such additional period as the Committee, in its discretion, shall determine, except that the aggregate option period with respect to any option, including the original term of the option and any extensions thereof, shall never exceed ten years. In addition, in the event of a Change in Control (as defined) of the Company, all options then outstanding under the 1998 Plan will become immediately exercisable. All employees of the Company and its subsidiaries are eligible to participate in the 1998 Plan.

     The Committee may permit the exercise price to be paid, all or in part, by delivery to the Company of (i) other shares of Common Stock of the Company, (ii) a one year promissory note (with shares pledged thereunder) or (iii) with a broker guarantee to deliver cash. No option is transferable by the optionee other than by the laws of descent and distribution or upon the consent of the Committee.

     In the event an optionee's employment with the Company is terminated for cause or an optionee voluntarily resigns, such optionee's options will expire immediately. In the event of an optionee's death, permanent disability, or retirement after the age of 65, any option granted to such optionee may continue to be exercised by such optionee (or, in the case of death or permanent disability, his or her heirs or legal representative) to the extent such option was exercisable on the date his or her employment was so terminated, until the earlier of (i) the close of business on the first anniversary of the date his or her employment was so terminated or (ii) the close of business on the normal expiration date of such option. In the event an optionee's employment with the Company is terminated for any other reason, any option granted to such optionee may continue to be exercised by such optionee, to the extent such option was exercisable on the date his or her employment was so terminated, until the earlier of (i) the close of business on the 90th day after the date his or her employment was so terminated or (ii) the close of business on the normal expiration date of such option.

     The Committee may amend or discontinue the 1998 Plan at any time. However, no such amendment or discontinuation shall (a) change or impair any option previously granted without the consent of the optionee, or (b) without the approval of the holders of a majority of the shares of the Common Stock which vote in person or by proxy at a duly held stockholders' meeting, (i) increase the maximum number of shares which may be purchased by all employees pursuant to the 1998 Plan, (ii) change the minimum purchase price of any option, or (iii) change the limitations on the option period or increase the time limitations on the grant of options. Also, any amendment that must be approved by the shareholders of the Company in order to comply with applicable law or the rules of the principal national securities exchange upon which Common Stock are traded or quoted will not be effective unless and until such approval has been obtained in compliance with such applicable law or rules.

     The Company understands that no gain or loss will be recognized to an optionee upon the grant of an option under the 1998 Plan, but that upon exercise of the option ordinary income will be recognized to the optionee measured by the excess of the fair market value of the shares of Common Stock acquired over the option price. The Company will be entitled to a deduction equal to the amount of ordinary income recognized to the optionee. An optionee's basis in shares acquired upon the exercise of an option will be equal to the option price plus the amount of ordinary income recognized to the optionee. An optionee's holding period begins on the date on which the option is exercised.

1996 Plan

     Under the Company's 1996 Key Employee Stock Option Plan, as amended and restated ("1996 Plan"), a committee of the Company's Board of Directors (the "Committee") granted options to purchase shares of the Company's common stock to certain employees, including executive officers of the Company. Options granted under the 1996 Plan are intended not to be treated as "incentive stock options" as that term is defined in Section 422 of the Internal Revenue Code of 1986, as amended. When the Recapitalization becomes effective, the options granted under the 1996 Plan will be reclassified as options to purchase shares of Class B Common Stock of the Company. See "Description of Capital
Stock -- Recapitalization." No additional options will be granted pursuant to the 1996 Plan.

     The Committee determined the number of shares subject to each option, the time or times at which options were granted, the exercise price of the shares subject to each option (which price was determined to be not less than the fair market value of the shares at the most recent fiscal year end), and the time or times when each option is exercisable and the duration of the exercise period. As determined by the Committee, options granted under the 1996 Plan become exercisable (i) with respect to the total number of shares covered by such option on the first anniversary of the date of grant or (ii) with respect to one-third of the shares covered by such option on each of the first, second and third anniversaries of the date of grant. All options granted under the 1996 Plan will expire not later than April 9, 2006.

     The Committee may accelerate the exercisability of any option or, at any time before the expiration or termination of an option previously granted, extend the terms of such option for such additional period as the Committee, in its discretion, shall determine, except that the aggregate option period with respect to any option, including the original term of the option and any extensions thereof, shall never exceed ten years. If an option expires or is terminated or canceled unexercised as to any shares, such released shares may again be optioned.

     The Committee may permit the exercise price to be paid, all or in part, by delivery to the Company of (i) a cashier's or certified check, or (ii) irrevocable instructions directing the Company to deliver that portion of shares being purchased pursuant to such exercise to a broker for sale in the public market subject to such broker's guarantee to deliver cash sufficient to cover the exercise price in full.

     In the event of an optionee's death or permanent disability any option granted to such optionee may continue to be exercised by such optionee (or, in the case of death or permanent disability, his or her heirs or legal representative) to the extent such option was exercisable on the date his or her employment was so terminated, until the earlier of (i) the close of business on the 90th day after the date his or her employment was so terminated or (ii) the close of business on the normal expiration date of such option. In the event an optionee's employment with the Company is terminated without cause, any option granted to such optionee may continue to be exercised by such optionee, to the extent such option was exercisable on the date his or her employment was so terminated, until the earlier of (i) the close of business on the 60th day after the date his or her employment was so terminated or (ii) the close of business on the normal expiration date of such option. In the event an optionee's employment with the Company is terminated for any other reason, such optionee's options and all rights pursuant thereto will expire immediately.

     No option is transferable by the optionee other than by the laws of descent and distribution or upon the consent of the Committee.

     The Committee may amend or discontinue the 1996 Plan at any time. However, no such amendment or discontinuation shall change or impair any option previously granted without the consent of the optionee.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Prior to this Offering, the compensation of the Company's executive officers was determined and fixed by the Company's Board of Directors, consisting of Dean L. Griffith, Joseph R. Maslick and Kevin M. Swan, the Company's President and Chief Executive Officer. Subsequent to this Offering, the terms of compensation of the Company's executive officers will be determined by the Compensation Committee of the Company's Board of Directors, none of whose members will be employees of the Company. No executive officer of the Company serves as a member of the board of directors or compensation committee of any entity which has one or more executive officers serving as members of the Company's Board of Directors or Compensation Committee.

CERTAIN TRANSACTIONS

     In accordance with a standing policy of the Parent Company applicable to certain senior officers of the Parent Company and its subsidiaries, including the Company, in May 1995 the Company made a loan to Mr. Swan in the principal amount of $50,000. Interest on the principal amount of the Company's loan to Mr. Swan accrues at a rate of 7%, compounded annually. Mr. Swan is obligated to pay the Company the outstanding amount of the loan, including accrued interest, in the event his employment with the Company terminates for any reason prior to May 4, 2000. If he remains in the employ of the Company through that date, the loan and related accrued interest will be forgiven by the Company.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     As of the date of this Prospectus, no shares of Class A Common Stock are outstanding. Upon completion of the Offering, the only shares of Class A Common Stock that will be outstanding are those that will be issued in the Offering. The following table sets forth as of June 30, 1998, and as adjusted to reflect the sale of the shares of Class A Common Stock offered hereby, certain information regarding the beneficial ownership of the Class B Common Stock by
(i) each person known by the Company to be the beneficial owner of 5% or more of any class of the Company's voting securities, (ii) each of the Company's directors and nominees for director, (iii) each of the Named Executive Officers, and (iv) all directors, nominees for director and executive officers of the Company as a group. Certain employees of the Company, including the Named

Executive Officers, will be given the opportunity to purchase shares of Class A Common Stock in the Offering at the public offering price set forth on the cover page of this Prospectus.

                                            SHARES OF CLASS B
                                        COMMON STOCK BENEFICIALLY               SHARES OF CLASS B
                                         OWNED BEFORE OFFERING(1)           COMMON STOCK BENEFICIALLY
                                       ----------------------------          OWNED AFTER OFFERING(1)
                                                      % OF TOTAL      -------------------------------------
                                                   EQUITY AND TOTAL               % OF TOTAL    % OF TOTAL
               NAME(2)                  NUMBER       VOTING POWER      NUMBER       EQUITY     VOTING POWER
               -------                 ---------   ----------------   ---------   ----------   ------------
Griffith Laboratories International,
  Inc.(3)............................  5,225,000         97.6         5,225,000      66.6          93.3
Dean L. Griffith.....................         --           --                --        --            --
Joseph R. Maslick....................         --           --                --        --            --
Kevin M. Swan(4).....................     51,502            *            51,502         *             *
Peter D. Gortz(4)....................     12,017            *            12,017         *             *
Dirk Barrie(4).......................     12,017            *            12,017         *             *
               ......................         --           --                --        --            --
               ......................         --           --                --        --            --
All directors, nominees for director
  and executive officers as a group
  (10 persons)(4)....................     75,536          1.4            75,536         *           1.4

---------------

 *  Represents less than 1% of the outstanding shares of Class B Common Stock.

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Under those rules, a person is generally regarded as the beneficial owner of: (i) shares as to which he, she or it possesses sole or shared voting or investment power; and (ii) shares which, although not issued, are subject to a stock option which is exercisable within 60 days of the date of this Prospectus.

(2) Unless otherwise indicated, the address of such person is c/o Griffith Micro Science International, Inc., 2001 Spring Road, Suite 500, Oak Brook, Illinois 60523-1887.

(3) Griffith Laboratories International, Inc. ("GLII") is a wholly-owned subsidiary of Griffith Laboratories, Inc. ("GLI"). Dean L. Griffith, members of his family and trusts established for their benefit collectively beneficially own a substantial majority of the issued and outstanding voting stock of GLI. The address of GLII and GLI is One Griffith Center, Alsip, Illinois 60803-3495.

(4) Consists entirely of shares of Class B Common Stock subject to outstanding stock options held by such person which are exercisable within 60 days of the date of this Prospectus.

                        RELATIONSHIP WITH PARENT COMPANY

BACKGROUND

     The Parent Company, which was organized in 1919 and is headquartered in Alsip, Illinois, a suburb of Chicago, is engaged through subsidiaries which comprise its Food Group in the creation and manufacture of custom blended coatings, flavorings and flour-based blends used by food processing and food service companies worldwide to impart or improve the taste, texture and appearance of a variety of food products and in the production of soup bases. During the 1930s, the Parent Company patented the use of ethylene oxide to sterilize dry food ingredients. During the 1940s, the Parent Company received patents for ethylene oxide sterilization of hospital and medical devices. Initially, the Parent Company used the process to sterilize herbs and spices which it imported for use by its Food Group. Beginning in the 1950s, while continuing to do its own sterilization, the Parent Company began offering contract ethylene oxide sterilization services to others. In 1970, the Parent Company organized a separate division to operate its contract ethylene oxide sterilization business. Thereafter, the business was transferred to the Company, except that its attendant intellectual property was retained by the Parent Company and its use licensed to the Company.

     Today, there is relatively little operational overlap between the business of the Parent Company and the business of the Company. The Parent Company does render a variety of administrative and financial support services to the Company, and it is expected to continue to do so after completion of the Offering. The Parent Company is also the owner of certain intellectual property which it licenses to the Company for use in the Company's business. Prior to completion of the Offering, the Parent Company will have assigned this intellectual property to the Company as a contribution to capital. In order to document and establish the terms of these arrangements and other aspects of their continuing relationship, the Company and the Parent Company will, prior to the completion of the Offering, have entered into the Intercompany Agreements, which are described below.

     The Intercompany Agreements are not the result of arm's length negotiations between independent parties. There can be no assurance that their terms and conditions are or will remain the same as those for agreements negotiated at arm's length. It is the intention of the Company and the Parent Company, however, that the Intercompany Agreements, taken as a whole, should accommodate the parties' respective interests in a manner that is fair to each of them, while continuing certain mutually beneficial arrangements. In addition, the Committee of Independent Directors of the Company's Board of Directors, whose members will not be otherwise affiliated with either the Company or the Parent Company, will be required to review and approve the terms of all material agreements and transactions, and any material amendments to such agreements (including amendments to the Intercompany Agreements) between the Company and the Parent Company which are entered into or occur subsequent to the Offering.

     The following summary of the material terms of the Intercompany Agreements is qualified in its entirety by reference to the provisions of such agreements, which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

SHAREHOLDER AGREEMENT

     Prior to the completion of the Offering, the Company and the Parent Company will have entered into a Shareholder Agreement (the "Shareholder Agreement"), pursuant to which the Company has granted certain rights (the "Registration Rights") to the Parent Company with respect to the registration under the Securities Act of 1933 (the "Securities Act") of: (i) the shares of Class B Common Stock owned by the Parent Company at the closing of the Offering; and
(ii) the shares of Class A Common Stock into which such shares of Class B Common Stock are convertible (together, the "Registrable Securities"). Pursuant to the Shareholder Agreement, the Parent Company will be able to require the Company, not more than once in any 365-day period commencing on the first anniversary of the closing of the Offering to file a registration statement under the Securities Act covering the registration of the Registrable Securities, including in connection with an offering by the Parent Company of its securities that are exchangeable for the Registrable Securities (the "Demand Registration Rights"). The Parent Company's Demand Registration Rights are subject to certain limitations, including that any such registration cover a number of Registrable Securities having a fair market value of at least $2.5 million at the time of the request for registration and that the Company may be able to temporarily defer a Demand Registration to the extent it conflicts with another public offering of securities by the Company or would require the Company to disclose certain material non-public information. In addition, after the Parent Company no longer owns a majority of the voting power of the outstanding capital stock of the Company, it may exercise its Demand Registration Rights on not more than three occasions. The Parent Company will also be able to require the Company to include Registrable Securities owned by the Parent Company in a registration by the Company of its securities (the "Piggyback Registration Rights"), subject to certain conditions, including the ability of the underwriters to limit or exclude Registrable Securities from such an offering.

     The Company and the Parent Company will share equally the out-of-pocket fees and expenses of the Company associated with a demand registration and the Parent Company will pay its pro rata share of underwriting discounts, commissions, and related expenses (the "Selling Expenses"). The Company will pay all expenses associated with a piggyback registration except that the Parent Company will pay its pro rata share of the Selling Expenses. The Shareholder Agreement contains certain indemnification and contribution provisions (i) by the Parent Company for the benefit of the Company and related persons, as well as any potential underwriter, and (ii) by the Company for the benefit of the Parent Company and related persons, as well as any potential underwriter. The Parent Company's Demand Registration Rights will terminate on the date that the Parent Company owns, on a fully converted or exercised basis with respect to such securities held by the Parent Company, Registrable Securities representing less than 10% of the then issued and outstanding voting stock of the Company. The Parent Company's Piggyback Registration Rights will terminate at such time as it is able to sell all of its Registrable Securities pursuant to Rule 144 under the Securities Act within a three-month period. The Parent Company also may transfer its Registration Rights to any Permitted Transferee of Class B Common Stock, as defined in the Company's Restated Certificate of Incorporation, or to any transferee from it of Registrable Securities that represent, on a fully converted or exercised basis with respect to the Registrable Securities transferred, at least 20% of the then issued and outstanding voting stock of the Company at the time of transfer; provided, however, that any such transferee will be limited to (i) two demand registrations if the transfer conveys less than a majority but more than 30% and (ii) one demand registration if the transfer conveys 30% or less of the then issued and outstanding voting stock of the Company.

     The Shareholder Agreement also provides that the Parent Company, at any time when it holds less than 50% of the combined voting power of all outstanding shares of capital stock of the Company, may demand that within 12 months the Company change its name to a name that does not include the word "Griffith," cease using any trademark or trade name that contains the word "Griffith," and cease using the word "Griffith" in any manner in connection with the Company's business.

ADMINISTRATIVE SERVICES AGREEMENT

     Prior to the completion of the Offering, the Company and the Parent Company will have entered into an agreement (the "Administrative Services Agreement") pursuant to which the Parent Company will continue to provide various services to the Company as requested or as otherwise required by the Administrative Services Agreement. These services include information systems, finance and accounting, treasury, legal, insurance and risk management, taxation, human resources and employee benefits, strategic planning, management services and systems and procedures. The Administrative Services Agreement will have an initial term of ten years and thereafter will renew automatically for successive one year terms unless either party gives the other not less than six months' prior written notice of termination.

     The Company will pay a quarterly fee for these services intended to reflect a reasonable approximation of the cost to the Parent Company of providing such services to the Company. A portion of the services have been and will continue to be provided by the Parent Company's Food Group. In prior periods, the Company has paid the Parent Company for the cost of the Food Group services, which amounted to approximately $313,000 in Fiscal 1997. The balance of the services have been and are expected to continue to be provided principally by the Parent Company's Corporate Group. No charge was previously made to the Company for the Corporate Group services. The Company believes that in Fiscal 1999 its aggregate cost for the Corporate Group services is not likely to exceed $500,000. At the request of the Company, the Parent Company may also elect, at its sole option and discretion, to provide guaranties of specified financial obligations of the Company, in which case the Parent Company would receive additional fees.

TAX MATTERS AGREEMENT

     Prior to the completion of the Offering, the Company and the Parent Company will have entered into an agreement (the "Tax Matters Agreement") which governs the allocation between the parties of state and federal tax liabilities and obligations. Pursuant to the Tax Matters Agreement, for periods prior to the date of completion of the Offering (the "Deconsolidation Date"), the Company is responsible for its tax liabilities computed as though it filed separate tax returns for such periods. From and after the Deconsolidation Date, the Company is responsible for all tax liabilities incurred by it but the Parent Company will have the right and obligation, subject to certain constraints, to: (i) prepare and file the Company's tax returns; (ii) conduct all audits of and litigation regarding the Company's tax returns; and (iii) determine the final disposition of all tax matters. The Company will reimburse the Parent Company through the Administrative Services Agreement for all internal tax administration costs relating to the Company incurred by the Parent Company. The Tax Matters Agreement will have an initial term of ten years and thereafter will renew automatically for additional terms of one year unless either party gives the other not less than six months prior written notice of termination.

INTELLECTUAL PROPERTY ASSIGNMENT

     Prior to the completion of the Offering, the Parent Company will have assigned to the Company all of the trademarks, technical know-how, and other intellectual property owned by the Parent Company and used in or associated with the business of the Company (which intellectual property is currently licensed by the Parent Company to the Company).

CERTAIN OTHER ARRANGEMENTS

     The Company's sterilization facility near Toronto, Canada is located in space leased from the Parent Company. The leased premises occupy a portion of a building which also houses production facilities of the Parent Company's Food Group. The space leased by the Company is physically separated from the rest of the building. The lease will expire in September 2008. In Fiscal 1997, the Company paid the Parent Company approximately $219,000 in rent and related charges for this space. See "Business -- Facilities" and Note 12 of the Notes to Consolidated Financial Statements.

     The Company also renders services in the ordinary course of its business and on customary and competitive terms for the Parent Company's Food Group, the aggregate amount of which in Fiscal 1997 was approximately $371,000 and which consist principally of laboratory testing services performed by the Company for the Food Group in the United Kingdom and sterilization processing performed for the Food Group in North America. The Company also purchases certain administrative services in the ordinary course of its business from various operating units of the Parent Company's Food Group in North America. Subsequent to the Offering, these services, the aggregate cost of which was approximately $313,000 in Fiscal 1997, will be performed pursuant to the Administrative Services Agreement. See Note 12 of the Notes to Consolidated Financial Statements. In addition, the Parent Company has issued non-binding "comfort letters" to various European financial institutions in support of borrowings made by the Company from those institutions.

     The Company participates in the qualified profit sharing plan maintained by the Parent Company, under which substantially all of the Company's employees in the United States are eligible to participate after six months of employment. Contributions charged to earnings consist of matching contributions based on the amount contributed by employees and discretionary amounts set by the Board of Directors of the Parent Company, a portion of which is allocated to the Company. The Company will continue to participate in this plan after completion of the Offering.

                          DESCRIPTION OF CAPITAL STOCK

RECAPITALIZATION

     Prior to the completion of the Offering, a recapitalization of the Company will have been effected pursuant to which the following will occur (collectively, the "Recapitalization"):

          (i) the total number of authorized shares of capital stock of the Company will be increased to 100,000,000, consisting of 50,000,000 shares of Class A Common Stock, 40,000,000 shares of Class B Common Stock and 10,000,000 shares of Preferred Stock; and

          (ii) each of the currently outstanding 950,000 shares of common stock of the Company, all of which are owned by the Parent Company, will be reclassified into 5.5 shares of Class B Common Stock.

     Upon the effectiveness of and to give effect to the Recapitalization, each of the outstanding options to purchase shares of existing common stock of the Company which were previously granted pursuant to the 1996 Plan will be converted, pursuant to the provisions of the 1996 Plan, into an option to purchase that number of shares of Class B Common Stock determined by multiplying the number of shares of existing common stock subject to the option by 5.5 at an exercise price per share equal to the current exercise price divided by 5.5.

     Each share of Class A Common Stock to be sold by the Company in the Offering will be issued by the Company from its newly authorized but unissued shares of Class A Common Stock.

     After giving effect to the Recapitalization, the authorized capital stock of the Company will consist of: (i) 50,000,000 shares of Class A Common Stock, $.01 par value per share; (ii) 40,000,000 shares of Class B Common Stock, $.01 par value per share; and (iii) 10,000,000 shares of Preferred Stock, $.01 par value per share. Upon completion of the Offering, there will be outstanding:
2,500,000 shares of Class A Common Stock (2,875,000 if the Underwriters' over-allotment option is exercised in full); 5,225,000 shares of Class B Common Stock; and no shares of Preferred Stock. The following summary of the material terms of the capital stock of the Company is qualified in its entirety by reference to the provisions of the Restated Certificate of Incorporation of the Company, which has been included as an exhibit to the Registration Statement of which this Prospectus is a part.

CLASS A COMMON STOCK AND CLASS B COMMON STOCK

     Except as described below under "Voting," "Dividends and Distributions," and "Conversion and Other," the Class A Common Stock and the Class B Common Stock are identical to each other.

     Voting. Each share of Class B Common Stock entitles the holder thereof to ten votes per share on all matters on which stockholders are entitled to vote (including election of directors). Each share of Class A Common Stock entitles the holder thereof to one vote per share on all such matters. All actions submitted to a vote of stockholders will be voted on by holders of Class A and Class B Common Stock voting together as a single class, except on matters where a separate class vote is required by Delaware law. Such matters include amendments of the Certificate of Incorporation to change the number of authorized shares of such class, to change the par value of the shares of such class, or to alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely.

     There is no provision in the Certificate of Incorporation permitting cumulative voting.

     All of the currently outstanding shares of Class B Common Stock are owned by GLII. As a result, GLII will be able to control the election of directors and the vote on other matters submitted to stockholders, including the approval of extraordinary corporate transactions. See "Risk Factors -- Control By and Possible Conflicts of Interest with the Parent Company" and "Relationship with Parent Company."

     Dividends and Distributions. Subject to the paragraph below, the Class A Common Stock and Class B Common Stock have identical dividend rights, with any payment of dividends to one class of Common Stock requiring payment of an identical dividend to the other class.

     Dividends consisting of one class of Common Stock may be paid on that class of Common Stock if dividends consisting of the other class of Common Stock are paid on the other class of Common Stock on an equal per share basis. The shares of one class may not be reclassified, subdivided or combined unless there is a simultaneous equivalent reclassification, combination or subdivision of the shares of the other class.

     The Revolving Credit Agreement which the Company expects to enter into prior to the Offering will contain a covenant restricting the amount of dividends which the Company will be permitted to pay. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources."

     Conversion and Other. The Class B Common Stock is convertible, at the option of the holder, into Class A Common Stock on a share-for-share basis. Any shares of Class B Common Stock which are transferred (other than to certain Permitted Transferees) shall automatically be converted into Class A Common Stock on a share-for-share basis. For such purpose, a "Permitted Transferee" shall mean: (i) any Person which directly or indirectly controls, is controlled by or is under common control with, the Company (an "affiliate of the Company");
(ii) the shareholders of GLI, but only pursuant to a single transaction in which all outstanding shares of Class B Common Stock then held by GLI are distributed to the shareholders of GLI as part of a tax free spin off; and (iii) any other corporation or business entity which is not an affiliate of the Company, but only pursuant to a single transaction approved by the Board of Directors of the Parent Company in which all outstanding shares of Class B Common Stock held by the Parent Company are sold to, exchanged with or otherwise transferred to such other corporation or business entity; and "Person" means any individual, corporation, association, partnership, limited liability company, joint venture, trust, organization, business, government or any government agency or political subdivision thereof or any other entity. In addition, at the close of business on the first date that the number of outstanding shares of Class B Common Stock represents less than 10% of the aggregate number of then outstanding shares of Common Stock, all of the Class B Common Stock shall be automatically converted into Class A Common Stock on a share-for-share basis. See "Risk Factors -- Potential Transfer of Control by the Parent Company."

     Shares of Class B Common Stock which are converted become authorized and unissued shares which may be issued by the Board of Directors without further action by stockholders, except as required by law, and subject to the limitations on future issuances of Class B Common Stock described below.

     Neither the Class A Common Stock nor the Class B Common Stock has any preemptive rights enabling a holder to subscribe for or receive shares of stock of the Company of any class.

     Shares of Class B Common Stock currently outstanding are, and shares of Class A Common Stock offered by the Company hereby will be, fully paid and non-assessable.

     Under provisions of the Restated Certificate of Incorporation, every reference in the Company's Restated Certificate of Incorporation or Bylaws to a majority or other proportion of stock shall refer to such majority or other proportion of the votes of such stock (except with respect to the provision providing for conversion of the Class B Common Stock into Class A Common Stock upon the Class B Common Stock representing less than 10% of the Common Stock).

     Limitation on Future Class B Issuances. The Restated Certificate of Incorporation prohibits issuances of additional Class B Common Stock other than upon exercise of existing options or pursuant to any permitted stock dividend or distribution, as described above.

     Liquidation and Mergers. The holders of the Class A Common Stock and Class B Common Stock will have equal rights, on a share-for-share basis, in the event of liquidation of the Company (subject to any preferential rights of any outstanding series of Preferred Stock) or mergers or consolidations of the Company in which shares of Common Stock are converted into cash, securities or other property, provided that if the consideration in a merger or consolidation consists of voting securities, the merger or consolidation agreement may provide for the holders of Class B Common Stock to receive, on a per share basis, voting securities with ten times the number of votes per share as those voting securities to be received by the holders of shares of Class A Common Stock.

PREFERRED STOCK

     The Board of Directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of Preferred Stock in one or more series and to fix the voting powers, designations, preferences, and relative, participating, optional, or other special rights, and qualifications, limitations, and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, and the number of shares constituting any series. Because the Board of Directors has the power to establish the preferences and rights of the shares of any such series of preferred stock, it may afford holders of any preferred stock preferences, powers and rights (including voting rights), senior to the rights of holders of Common Stock, which could adversely affect the rights of holders of Common Stock. The Company has no present plan to issue any shares of Preferred Stock.

TRANSFER AGENT

     The transfer agent and registrar for the Common Stock is Harris Trust Company of New York.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to the Offering, there has been no market for the Common Stock. The Company cannot predict the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of Common Stock in the public market, or the perception that such sales could occur, could adversely affect prevailing market prices of the Common Stock.

     Upon completion of the Offering, the Company will have 2,500,000 shares of Class A Common Stock outstanding (2,875,000 if the Underwriters' over-allotment option is exercised in full). All such shares of Class A Common Stock will be freely tradable (other than by an "affiliate" of the Company as such term is defined in the Securities Act) without restriction or registration under the Securities Act.

     Upon completion of the Offering, the Parent Company will own 5,225,000 shares of Class B Common Stock. All such shares were issued and sold by the Company in a private transaction and are "restricted securities" as such term is defined in the Securities Act ("Restricted Shares"). Accordingly, neither they nor the shares of Class A Common Stock into which they are convertible may be resold by the Parent Company unless registered under the Securities Act or sold in accordance with an exception therefrom, such as Rule 144 or Rule 144A thereunder. Due to the restrictions on transferability of the Class B Common Stock contained in the Company's Restated Certificate of Incorporation, no public market is expected to develop in the shares of Class B Common Stock. Each share of Class B Common Stock is however, convertible at any time by the holder thereof (including the Parent Company) into a share of Class A Common Stock. The Parent Company has informed the Company that it has no present intention to convert and sell any shares of Common Stock owned by it and has also agreed not to convert and sell any Common Stock owned by it prior to the expiration of 180 days from the date of this Prospectus without the prior written consent of ABN AMRO Incorporated.

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this Prospectus, an affiliate of the Company, or a holder of Restricted Shares who beneficially owns shares that were not acquired from the Company or an affiliate of the Company within the previous year (all of the Restricted Shares held by the Parent Company were acquired more than one year ago for purposes of this condition), would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of Class A Common Stock (approximately 25,000 shares of Class A Common Stock immediately after the Offering, assuming no exercise of the Underwriters' over-allotment option) or the average weekly trading volume of Class A Common Stock during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Sales under Rule 144 are subject to certain requirements relating to manner of sale, notice and availability of current public information about the Company. However, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the 90 days immediately preceding the sale and who owns beneficially Restricted Shares is entitled to sell such shares under Rule 144(k) without regard to the limitations described above, provided that at least two years have elapsed since the later of the date the shares were acquired from the Company or from an affiliate of the Company. The foregoing is a summary of Rule 144 and is not intended to be a complete description of it.

     In addition, as of June 30, 1998 there were outstanding options, granted under the Company's 1996 Plan, to purchase a total of 505,686 shares of Class B Common Stock; as of such date, these options had vested and were exercisable as to 126,176 such shares. Upon the exercise of any such options and the conversion of the shares of Class B Common Stock issued upon such exercise, the resulting shares of Class A Common Stock may be publicly sold by the holders thereof, subject to compliance with the Securities Act. The directors and officers of the Company have agreed not to convert and sell any Common Stock owned by them prior to the expiration of 180 days from the date of this Prospectus without the prior written consent of ABN AMRO Incorporated. The Company also expects to grant options to purchase an aggregate of 185,000 shares of Class A Common Stock effective on the date of the Offering pursuant to its 1998 Plan and its DSOP. None of these options would begin to vest until the first anniversary of their date of grant. Upon the exercise of any such options, the shares of Class A Common Stock purchased thereby may also be publicly sold by the holders thereof subject to compliance with the Securities Act.

     The Company intends to file a registration statement on Form S-8 under the Securities Act covering approximately 856,000 shares of Class A Common Stock reserved for issuance under the 1996 Plan and the 1998 Plan and DSOP. Such registration statement is expected to be filed soon after the Offering and will automatically become effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market when and as such options are exercised.

                                  UNDERWRITING

     The underwriters named below (the "Underwriters"), for whom ABN AMRO Incorporated and Robert W. Baird & Co. Incorporated are acting as representatives (the "Representatives"), have severally agreed, subject to the terms and conditions specified in the underwriting agreement between the Company and the Representatives (the "Underwriting Agreement"), to purchase from the Company the respective numbers of shares of Class A Common Stock set forth opposite their names below:

                                                               NUMBER OF SHARES OF
                        UNDERWRITER                           CLASS A COMMON STOCK
                        -----------                           ---------------------
ABN AMRO Incorporated.......................................
Robert W. Baird & Co. Incorporated..........................

                                                                    ---------
          Total.............................................        2,500,000
                                                                    =========

     The Underwriting Agreement provides that the obligations of the Underwriters thereunder are subject to approval of certain legal matters by counsel and to various other conditions and that the Underwriters will be obligated to purchase all of the shares of Class A Common Stock offered hereby (other than those shares covered by the over-allotment option described below) if any are purchased. The Underwriting Agreement provides that, in the event of a default by an Underwriter, in certain circumstances the purchase commitments of non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

     The Company has been advised by the Representatives that the Underwriters propose to offer the shares of Class A Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus and to certain selected dealers at such public offering price less a concession not in excess of $
per share, and that the Underwriters and such dealers may reallow to certain
other dealers, including any Underwriters, a discount not in excess of $     per
share. After the initial offering to the public, the public offering price and other selling terms may be changed by the Representatives.

     The Company has granted to the Underwriters an option, exercisable by ABN AMRO Incorporated, expiring at the close of business on the 30th day after the date of this Prospectus, to purchase up to an aggregate of 375,000 additional shares of Class A Common Stock from it at the public offering price less the underwriting discount, all as set forth on the cover page of this Prospectus. Such option may be exercised only to cover over-allotments in the sale of the shares of Class A Common Stock offered hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Class A Common Stock as it was obligated to purchase pursuant to the Underwriting Agreement.

     The Company, all of the Company's directors and officers and the Parent Company have agreed for a period of 180 days after the date of this Prospectus not to register for sale, sell, offer, contract to sell, grant an option for sale or otherwise dispose of or transfer any capital stock of the Company or any securities convertible into or exchangeable or exercisable for capital stock of the Company, without the prior written consent of ABN AMRO Incorporated, except, in the case of the Company, registration and issuances of capital stock pursuant to the exercise of director and employee stock options granted under the Company's existing incentive plans and in connection with acquisitions (provided that any recipient in an acquisition of Class A Common Stock during such 180 day period agrees to be bound by such prohibition during the remainder of the 180 day period) and, in the case of the officers and directors, pledges of shares and gifts of shares where the pledgees agree in writing to be bound by the terms of such agreement.

     Prior to the Offering, there has been no public market for the Class A Common Stock. The initial public offering price will be determined by negotiations between the Company and the Representatives. Among the factors to be considered in determining the initial public offering price will be the future prospects of the Company and its industry in general, revenues, earnings and certain other financial operating information of the Company in recent periods, the experience of the Company's management, the general condition of the equity securities markets, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to those of the Company. The estimated initial public offering price range set forth on the cover page of this Preliminary Prospectus is subject to change as a result of market conditions and other factors.

     The Company and GLII have agreed to indemnify the Underwriters and their controlling persons against certain liabilities, including civil liabilities under the Securities Act, or contribute to payments that the Underwriters may be required to make in respect thereof.

     The Company has submitted an application to list the shares of Class A Common Stock offered hereby on the Nasdaq National Market under the symbol GMSI.

     The Representatives, on behalf of the Underwriters, may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M of the Exchange Act. Over-allotment involves syndicate sales in excess of the size of the Offering, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the Class A Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Representatives to reclaim a selling concession from a syndicate member when the Class A Common Stock originally sold by such syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Class A Common Stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     The Representatives have informed the Company that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of Class A Common Stock offered by them.

                                 LEGAL MATTERS

     The validity of the Class A Common Stock will be passed upon for the Company by Bell, Boyd & Lloyd, Chicago, Illinois. Certain legal matters will be passed upon for the Underwriters by Lord, Bissell & Brook, Chicago, Illinois.

                                    EXPERTS

     The consolidated financial statements as of September 30, 1996, and 1997 and for each of the periods ended September 30, 1995, 1996 and 1997 included in this Prospectus and elsewhere in the Registration Statement have been audited by KPMG Peat Marwick LLP, independent certified public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") in Washington, D.C. a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act with respect to the Class A Common Stock offered hereby. As used herein, the term "Registration Statement" means the initial Registration Statement and any and all amendments thereto. This Prospectus omits certain information contained in said Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Class A Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits thereto. Statements herein concerning the contents of any contract or other document are not necessarily complete and in each instance reference is made to such contract or other document filed with the Commission as an exhibit to the Registration Statement, or otherwise, each such statement being qualified by and subject to such reference in all respects.

     As a result of this offering, the Company will become subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith will file reports and other information with the Commission. Reports, registration statements, proxy statements, and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's Regional Offices: 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, New York, New York 10048. Copies of such materials can be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. In addition, the Commission has a web site on the World Wide Web at http://www.sec.gov, containing registration statements, reports, proxy and information statements and other information that registrants, such as the Company, file electronically with the Commission. The Class A Common Stock will be listed on the Nasdaq National Market, and such reports, registration statements, proxy statements and other information concerning the Company will be available at the offices of the Nasdaq National Market, located at 1735 K Street, N.W., Washington, D.C. 20006.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                               PAGE
                                                               ----
Independent Auditors' Report................................    F-2
Consolidated Balance Sheets.................................    F-3
Consolidated Statements of Earnings.........................    F-4
Consolidated Statements of Changes in Stockholder's
  Equity....................................................    F-5
Consolidated Statements of Cash Flows.......................    F-6
Notes to Consolidated Financial Statements..................    F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Griffith Micro Science International, Inc.

     We have audited the accompanying consolidated balance sheets of Griffith Micro Science International, Inc. (a wholly owned subsidiary of Griffith Laboratories International, Inc.), and its subsidiaries as of September 30, 1996 and 1997, and the related consolidated statements of earnings, changes in stockholder's equity, and cash flows for each of the years in the three-year period ended September 30, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Griffith Micro Science International, Inc. and its subsidiaries as of September 30, 1996 and 1997 and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 1997, in conformity with generally accepted accounting principles.

                                            KPMG PEAT MARWICK LLP

December 3, 1997
except Note 20 which is as of June 1, 1998
Chicago, Illinois

                   GRIFFITH MICRO SCIENCE INTERNATIONAL, INC.
                                AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                SEPTEMBER 30,
                                                              ------------------     MARCH 31,
                                                               1996       1997         1998
                                                              -------    -------    -----------
                                                                                    (UNAUDITED)
                                                                       (IN THOUSANDS)
Current assets:
  Cash and cash equivalents.................................  $ 1,077    $ 2,722      $ 2,987
  Due from Parent -- advance................................       --        923           --
  Receivables:
    Trade, less allowance for doubtful accounts of $78 in
      1996, $201 in 1997 and $207 in 1998...................    6,799      9,233        9,646
    Affiliates..............................................       11         18           12
    Other...................................................      379        456          786
                                                              -------    -------      -------
  Receivables, net..........................................    7,189      9,707       10,444
                                                              -------    -------      -------
  Inventories...............................................      817        737          631
  Prepaid expenses and other current assets.................      580        657          824
  Income taxes recoverable..................................      165         --           --
  Current deferred income taxes.............................      145        652          566
                                                              -------    -------      -------
        Total current assets................................    9,973     15,398       15,452
                                                              -------    -------      -------
Other assets:
  Intangible and other assets...............................    7,205      7,549        7,174
  Restricted cash and investments...........................      453         40           --
  Long-term receivable -- affiliate.........................      374         --           --
  Deferred income taxes.....................................      132        536          704
                                                              -------    -------      -------
        Total other assets..................................    8,164      8,125        7,878
                                                              -------    -------      -------
Property, plant and equipment:
  Land......................................................      443        480          474
  Buildings and improvements................................   15,385     16,201       16,442
  Equipment.................................................   53,778     59,868       59,536
  Cobalt source.............................................       --      3,821        3,654
  Construction in progress..................................    3,364      2,591        8,401
                                                              -------    -------      -------
  Total property, plant and equipment.......................   72,970     82,961       88,507
  Less accumulated depreciation and amortization............   32,813     39,765       42,696
                                                              -------    -------      -------
        Property, plant and equipment, net..................   40,157     43,196       45,811
                                                              -------    -------      -------
                                                              $58,294    $66,719      $69,141
                                                              =======    =======      =======

                             LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:

  Bank overdrafts...........................................  $   393    $    --      $   178
  Short-term credit facilities..............................      318        951        2,092
  Current maturities of long-term notes payable.............    2,224      2,020        1,108
  Due to Parent -- overdraft................................    1,962         --        1,284
  Accounts payable:
    Trade and other.........................................    4,308      4,919        4,292
    Affiliates..............................................      407        262           77
  Accrued liabilities.......................................    3,861      6,768        7,046
  Income taxes..............................................       --      1,058        1,278
  Current deferred income taxes.............................       --          3           26
                                                              -------    -------      -------
        Total current liabilities...........................   13,473     15,981       17,381
                                                              -------    -------      -------
Long-term liabilities and deferred credits:
  Notes payable, less current maturities....................   15,391     19,208       18,891
  Notes payable -- Parent...................................      392         --           --
  Deferred income taxes.....................................    2,650      2,956        3,118
  Minority interest in consolidated subsidiary..............       --        360          427
  Other.....................................................        3        208          209
                                                              -------    -------      -------
        Total long-term liabilities and deferred credits....   18,436     22,732       22,645
                                                              -------    -------      -------
Stockholder's equity:
  Common stock, par value $.01 per share. Authorized
    1,000,000 shares in 1996 and 1997 and 1,050,000 in 1998;
    issued and outstanding 950,000 shares in 1996, 1997 and
    1998....................................................       10         10           10
  Additional paid-in capital................................   12,004     12,004       12,004
  Retained earnings.........................................   14,774     17,500       19,143
  Equity adjustment from foreign currency translation.......     (403)    (1,508)      (2,042)
                                                              -------    -------      -------
        Total stockholder's equity..........................   26,385     28,006       29,115
                                                              -------    -------      -------
                                                              $58,294    $66,719      $69,141
                                                              =======    =======      =======

   The accompanying notes are an integral part of the consolidated financial statements.

                   GRIFFITH MICRO SCIENCE INTERNATIONAL, INC.
                                AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS

                                                       YEAR ENDED            SIX MONTHS ENDED
                                                      SEPTEMBER 30,              MARCH 31,
                                               ---------------------------   -----------------
                                                1995      1996      1997      1997      1998
                                               -------   -------   -------   -------   -------
                                                                                (UNAUDITED)
                                                     (IN THOUSANDS, EXCEPT FOR PER SHARE
                                                                INFORMATION)
Net revenues.................................  $50,117   $54,771   $60,247   $28,345   $34,917
Cost of revenues.............................   34,842    38,319    40,645    19,379    23,845
                                               -------   -------   -------   -------   -------
Gross profit.................................   15,275    16,452    19,602     8,966    11,072
Selling and administrative expenses..........   10,088    10,171    12,003     5,580     6,398
                                               -------   -------   -------   -------   -------
Operating profit before royalty..............    5,187     6,281     7,599     3,386     4,674
Royalty expense to Parent....................    2,275     2,481     2,747     1,315     1,543
                                               -------   -------   -------   -------   -------
Operating profit.............................    2,912     3,800     4,852     2,071     3,131
                                               -------   -------   -------   -------   -------
Other (income) and expense:
  Interest expense...........................    1,774     1,519     1,020       525       538
  Interest income............................      (69)     (164)     (145)      (61)      (87)
  Insurance recoveries.......................       --      (653)       --        --        --
  Other, net.................................      151       337       278       121       112
                                               -------   -------   -------   -------   -------
Other expense, net...........................    1,856     1,039     1,153       585       563
                                               -------   -------   -------   -------   -------
Earnings before income taxes.................    1,056     2,761     3,699     1,486     2,568
                                               -------   -------   -------   -------   -------
Income tax expense...........................       39       977       973       750       925
                                               -------   -------   -------   -------   -------
Net earnings.................................  $ 1,017   $ 1,784   $ 2,726   $   736   $ 1,643
                                               =======   =======   =======   =======   =======
Net earnings per common share:
  Basic......................................  $  1.07   $  1.88   $  2.87   $  0.77   $  1.73
                                               =======   =======   =======   =======   =======
  Diluted....................................  $  1.07   $  1.88   $  2.86   $  0.77   $  1.71
                                               =======   =======   =======   =======   =======

   The accompanying notes are an integral part of the consolidated financial statements.

                   GRIFFITH MICRO SCIENCE INTERNATIONAL, INC.
                                AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

                                                                              EQUITY
                                                                            ADJUSTMENT
                                                   ADDITIONAL              FROM FOREIGN       TOTAL
                                          COMMON    PAID-IN     RETAINED     CURRENCY     STOCKHOLDER'S
                                          STOCK     CAPITAL     EARNINGS   TRANSLATION       EQUITY
                                          ------   ----------   --------   ------------   -------------
                                           (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE INFORMATION)
Balance at September 30, 1994...........   $ 1      $ 9,728     $11,983      $   240         $21,952
Net earnings............................    --           --       1,017           --           1,017
Capital contribution from Griffith
  Laboratories International, Inc.......    --        2,275          --           --           2,275
Current year foreign currency
  translation effect....................    --           --          --           18              18
                                           ---      -------     -------      -------         -------
Balance at September 30, 1995...........     1       12,003      13,000          258          25,262
Net earnings............................    --           --       1,784           --           1,784
Reduction of par value from $1.00 per
  share to $.01 per share...............    (1)           1          --           --              --
Issuance of 949,000 shares of common
  stock to effect a 950-for-1 stock
  split.................................    10           --         (10)          --              --
Current year foreign currency
  translation effect....................    --           --          --         (661)           (661)
                                           ---      -------     -------      -------         -------
Balance at September 30, 1996...........    10       12,004      14,774         (403)         26,385
Net earnings............................    --           --       2,726           --           2,726
Current year foreign currency
  translation effect....................    --           --          --       (1,105)         (1,105)
                                           ---      -------     -------      -------         -------
Balance at September 30, 1997...........    10       12,004      17,500       (1,508)         28,006
Net earnings (unaudited)................    --           --       1,643           --           1,643
Current period foreign currency
  translation effect (unaudited)........    --           --          --         (534)           (534)
                                           ---      -------     -------      -------         -------
Balance at March 31, 1998 (unaudited)...   $10      $12,004     $19,143      $(2,042)        $29,115
                                           ===      =======     =======      =======         =======

   The accompanying notes are an integral part of the consolidated financial statements.

                   GRIFFITH MICRO SCIENCE INTERNATIONAL, INC.
                                AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                               SIX MONTHS
                                                                      YEAR ENDED                  ENDED
                                                                     SEPTEMBER 30,              MARCH 31,
                                                              ---------------------------   -----------------
                                                               1995      1996      1997      1997      1998
                                                              -------   -------   -------   -------   -------
                                                                                               (UNAUDITED)
                                                                              (IN THOUSANDS)
Cash flows from operating activities:
  Net earnings..............................................  $ 1,017   $ 1,784   $ 2,726   $   736   $ 1,643
  Adjustments to reconcile net earnings to net cash provided by operating activities net of acquisition in 1997:
    Depreciation and amortization...........................    5,380     5,884     6,108     3,074     3,620
    Deferred income tax (benefit) expense...................    1,049       370      (795)       59        83
    Cash provided by (used in) changes:
      Receivables, net......................................     (251)      (95)   (1,699)   (1,746)     (670)
      Inventories...........................................     (120)     (159)      109       107        45
      Prepaid expenses and other current assets.............      (21)     (173)      (13)     (109)     (175)
      Accounts payable and accrued liabilities..............    1,237      (700)    2,992      (336)     (534)
      Income taxes..........................................   (1,513)    1,296     1,163       395       220
    Other, net..............................................      (44)      124        59         2        65
                                                              -------   -------   -------   -------   -------
Net cash provided by operating activities...................    6,734     8,331    10,650     2,182     4,297
                                                              -------   -------   -------   -------   -------
Cash flows from financing activities:
  Increase (decrease) in bank overdrafts and short-term
    credit facilities.......................................    1,209    (7,066)   (1,019)    2,766     1,320
  (Decrease) increase in due to Parent -- overdraft.........   (3,858)   (1,636)   (1,962)   (1,962)    1,284
  Proceeds from additional long-term debt and notes
    payable.................................................    6,343     6,440     6,735     2,020       171
  Principal payments of long-term debt and notes payable....   (1,240)   (1,441)   (2,965)   (1,958)     (997)
  Increase (decrease) in notes payable -- Parent............      864    (1,016)     (392)     (392)       --
  Increase in debt issuance costs...........................     (199)     (134)       --        --        --
  (Decrease) increase in other long-term liabilities and
    deferred credits........................................      (83)      (21)       27        --         1
  Capital contribution from Griffith Laboratories
    International, Inc. ....................................    1,090        --        --        --        --
                                                              -------   -------   -------   -------   -------
Net cash provided by (used in) financing activities.........    4,126    (4,874)      424       474     1,779
                                                              -------   -------   -------   -------   -------
Cash flows from investing activities:
  (Increase) decrease in due from Parent -- advance.........       --        --      (923)     (586)      923
  Proceeds from disposition of property, plant and
    equipment...............................................        3        18         5        --         2
  Additions to property, plant and equipment................   (8,533)   (3,943)   (6,300)   (2,195)   (6,500)
  Acquisition, net of cash and cash equivalents.............       --        --    (2,585)       --        --
  (Increase) decrease in restricted cash and investments....     (910)      457       413       162        40
  (Increase) decrease in long-term receivables and other
    assets..................................................     (403)     (378)      173       319       (37)
                                                              -------   -------   -------   -------   -------
Net cash used in investing activities.......................   (9,843)   (3,846)   (9,217)   (2,300)   (5,572)
                                                              -------   -------   -------   -------   -------
Effect of foreign currency rate fluctuations................     (275)       97      (212)      (94)     (239)
                                                              -------   -------   -------   -------   -------
Net increase (decrease) in cash and cash equivalents........      742      (292)    1,645       262       265
Cash and cash equivalents at beginning of the period........      627     1,369     1,077     1,077     2,722
                                                              -------   -------   -------   -------   -------
Cash and cash equivalents at end of the period..............  $ 1,369   $ 1,077   $ 2,722   $ 1,339   $ 2,987
                                                              =======   =======   =======   =======   =======
Supplemental disclosures of cash flow information:
  Cash paid during the year for:
    Interest................................................  $ 1,273   $ 1,165   $   996   $   434   $   487
    Income taxes............................................      494       731       992       617       468
                                                              =======   =======   =======   =======   =======
  Noncash financing and investing activities:
    Stock split.............................................  $    --   $    10   $    --   $    --   $    --
    Reduction in par value of common stock..................       --         1        --        --        --
    Contribution to capital by Griffith Laboratories
      International, Inc. of its receivable from Griffith
      Micro Science, Limited (U.K.).........................  $ 1,185   $    --   $    --   $    --   $    --
                                                              =======   =======   =======   =======   =======

   The accompanying notes are an integral part of the consolidated financial statements.

                   GRIFFITH MICRO SCIENCE INTERNATIONAL, INC.
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            (INFORMATION AS OF MARCH 31, 1998 AND FOR THE SIX MONTHS
                  ENDED MARCH 31, 1997 AND 1998 IS UNAUDITED)
           (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE INFORMATION)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Nature of Operations

     Griffith Micro Science International, Inc. (the Company) is a multinational provider of contract sterilization services utilizing ethylene oxide and gamma radiation technologies. The Company's principal line of business is providing sterilization management services to manufacturers of single-use medical devices, and to a much lesser extent pharmaceuticals, cosmetics and food products and to hospitals. In addition, the Company also provides related laboratory testing, consulting and logistics management services to its customers. Sterilization services are sold to customers primarily in the United States, Europe, Canada and Mexico.

  Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its subsidiaries, after elimination of significant intercompany balances and transactions. The Company is a wholly owned subsidiary of Griffith Laboratories International, Inc. (Parent). The ultimate parent of the Company is Griffith Laboratories, Inc. (the Holding Company).

  Fiscal Year

     The fiscal year-end of the Company and its subsidiaries is September 30. Prior to 1996, the fiscal year of certain subsidiaries of the Company ended on the last Saturday in September. The fiscal years ended September 30, 1997 and 1996 contained 52 weeks, and the year ended September 30, 1995 contained 53 weeks.

  Revenue Recognition

     Revenue from the Company's contract services is recognized upon completion of the sterilization process and upon completion of the laboratory testing, consulting or logistics management service.

  Translation of Currencies

     Assets and liabilities of the Company's non-U.S. subsidiaries are translated into U.S. Dollars at the current rate of exchange in effect on the balance sheet date. The resulting translation adjustments are recorded as a currency component in stockholder's equity. Income and expenses are translated at the average rates of exchange prevailing during the year.

  Inventories

     Inventories are stated at the lower of cost or realizable value. The cost of inventory is determined by the first-in, first-out (FIFO) method.

                   GRIFFITH MICRO SCIENCE INTERNATIONAL, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  Property, Plant and Equipment

     Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed principally on a straight-line basis over the estimated useful lives of the related assets. The following ranges of lives are used for depreciation and amortization purposes:

                            TYPE                               YEARS
                            ----                               -----
Buildings...................................................   20-40
Leasehold improvements......................................    5-10
Machinery and equipment.....................................    3-10
Furniture and fixtures......................................    5-10

  Cobalt Source

     Cobalt 60 isotope is used by the Company in providing gamma sterilization services. The isotope is stated at acquired cost and is amortized using the declining balance method, which is similar to the natural decay factor of the material. The annual amortization charge is approximately 12.3% of the net book value per year, plus the residual value amortized on a straight-line basis over a useful life of 20 years.

  Intangible and Other Assets

     Intangible and other assets include primarily goodwill and debt issuance costs. Goodwill represents the cost in excess of the fair value of the net assets of acquired companies, and is amortized on a straight-line basis over a 20-year period. Debt issuance costs are amortized on the straight-line method over the term of the related debt.

     Management periodically reviews whether there has been a permanent impairment to the value of goodwill and other assets by evaluating various factors including current operating results, market and economic conditions, and anticipated future results and cash flows.

  Income Taxes

     The operating results of the Company and the Parent are included in the consolidated federal income tax returns of the Holding Company. U.S. income taxes have been allocated to the Company based upon income taxes which the Company would have provided on a separate company basis.

     Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     The Company provides U.S. income taxes on its equity in the undistributed earnings of those subsidiaries when management intends that such earnings will be remitted in the future. For all other subsidiaries (principally non-U.S. subsidiaries), management intends to reinvest its equity in undistributed earnings (approximately $6,832 at September 30, 1997) indefinitely, and accordingly, no U.S. income taxes have been provided thereon.

                   GRIFFITH MICRO SCIENCE INTERNATIONAL, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  Cash Equivalents

     Cash and cash equivalents include cash on hand, amounts due from banks, treasury bills, commercial paper and money market funds.

  Restricted Cash and Investments

     Restricted cash and investments consist of unused proceeds of industrial revenue bonds issued for purposes of plant construction. The restricted cash and investments are held in trust until expended, and are presented as a long-term asset on the consolidated balance sheets.

  Financial Instruments and Risk Management

     The Company utilizes interest rate cap, collar and swap agreements to reduce the impact of increases in interest rates on certain of its floating rate debt. Premiums paid for interest rate agreements are recorded on the balance sheet and amortized to interest expense over the life of the agreement. Gains and losses on these contracts are recorded as a component of interest expense.

  Stock-based Compensation

     In fiscal 1997, the Company adopted the disclosure requirements of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("Statement 123"). As allowed under Statement 123, the Company continues to account for its employee stock option plans in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Under APB 25, no compensation expense is recognized when the exercise price of the Company's stock options equals the fair market value of the underlying stock on the date of grant. Pro forma disclosure of net earnings is provided in Note 17 as if the fair value basis method prescribed by Statement 123 had been applied in measuring employee compensation expense.

  Net Earnings Per Share

     The Company has adopted the provisions of Statement of Financial Accounting Standards No. 128, "Earnings per Share," ("Statement 128") which replaces the provisions of Accounting Principles Board Opinion No. 15, "Earnings per Share". Statement 128, which establishes the standards for computing and reporting earnings per share, requires the presentation of basic and diluted earnings per share. Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

  Minority Interest in Consolidated Subsidiary

     The minority interest in consolidated subsidiary represents the minority stockholder's proportionate share of the equity of Griffith Mediris S.A. At March 31, 1998 and September 30, 1997, the Company's ownership interest in Griffith Mediris S.A. was 82.8%.

  Management Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance

                   GRIFFITH MICRO SCIENCE INTERNATIONAL, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

sheet date of the Company, and the reported amounts of net revenues and expenses during its fiscal year. Actual results may differ from those estimates.

  Unaudited Interim Financial Statements

     In the opinion of the Company's management the interim financial statements as of March 31, 1998 and for the six month periods ended March 31, 1997 and 1998 include all normal and recurring adjustments and eliminations that are necessary for the fair presentation of the Company's financial position at March 31, 1998 and its results of operations, changes in stockholder's equity and cash flows for the for the six month periods ended March 31, 1997 and 1998. The results for the six months ended March 31, 1998 are not necessarily indicative of the results expected for the entire year.

(2) SUMMARY OF SIGNIFICANT ALLOCATION POLICIES

  Operating Costs and Selling and Administrative Expenses

     During the fiscal years presented, the Company's Canadian subsidiary shared an operating facility with a related company. Operating expenses for this shared facility are allocated based upon the amount of space occupied by the Company. All of the selling expenses and a significant amount of the administrative expenses are incurred directly by the Company and its subsidiaries. Those elements of operating costs and administration which are supplied by the Parent and related companies are generally allocated based upon the estimated percentage of personnel time devoted to Company matters. Management of the Company and the Parent believe the operating cost and administrative expense allocations are both reasonable and equitable.

  Cash and Interest Allocation

     The Company's domestic cash is pooled with the Parent's cash resources, with separate records being maintained. Any negative cash balance would represent an overdraft due to the Parent. Interest expense is allocated to the Company based upon these overdraft balances and the applicable rates on the Parent's short-term borrowings. Management of the Company and the Parent believe the cash and interest allocations are both reasonable and equitable.

(3) OPERATING SEGMENT AND GEOGRAPHIC INFORMATION

     For purposes of management decision making and performance evaluation the Company's operations are organized into two distinct geographic groups, North America and Europe. Within each of these groups, the Company's principle source of revenue is derived from the provision of sterilization management services to manufacturers of single-use medical devices, and to a much lesser extent pharmaceuticals, cosmetics and food products and to hospitals. In addition, the Company also provides related laboratory testing, consulting and logistics management services to its customers. Of its fiscal 1997 revenue total, approximately 92% was derived from providing sterilization management services.

     The Company's operating groups in North America and Europe are considered operating segments for purposes of satisfying the disclosure requirements of Statement of Financial Accounting Standards No. 131,

                   GRIFFITH MICRO SCIENCE INTERNATIONAL, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

"Disclosures about Segments of an Enterprise and Related Information." Presented below are disclosures for the Company's operating segments for 1995, 1996 and 1997:

                                             NORTH               CORPORATE/
                                            AMERICA   EUROPE    ELIMINATIONS   CONSOLIDATED
                                            -------   -------   ------------   ------------
1995:
  Net revenues............................  $28,412   $21,705     $    --        $50,117
  Operating profit (loss).................      918     2,799        (805)         2,912
  Interest expense, net...................      788       917          --          1,705
  Depreciation and amortization expense...    3,396     1,984          --          5,380
  Income tax expense (benefit)............     (595)      634          --             39
  Total assets............................   34,430    28,166          35         62,631
  Capital expenditures....................    4,889     3,644          --          8,533
1996:
  Net revenues............................  $31,036   $23,735     $    --        $54,771
  Operating profit (loss).................    1,553     3,016        (769)         3,800
  Interest expense, net...................      630       699          26          1,355
  Depreciation and amortization expense...    3,674     2,210          --          5,884
  Income tax expense (benefit)............     (177)    1,127          27            977
  Total assets............................   31,647    26,542         105         58,294
  Capital expenditures....................    2,278     1,665          --          3,943
1997:
  Net revenues............................  $36,925   $23,322     $    --        $60,247
  Operating profit (loss).................    2,828     3,124      (1,100)         4,852
  Interest expense, net...................      453       422          --            875
  Depreciation and amortization expense...    3,985     2,123          --          6,108
  Income tax expense (benefit)............      582       497        (106)           973
  Total assets............................   34,299    32,558        (138)        66,719
  Capital expenditures....................    3,720     2,580          --          6,300

     The Company maintains general purpose financial statements for each of the countries in which it operates. Revenues and assets are recorded in the separate company financial statements of the unit which provides the related sterilization management services and owns the underlying assets. There were no intersegment revenues during 1995, 1996 or 1997.

     The Company's North American operations are located in the United States, Canada and Mexico. For fiscal 1997 the net revenues and total assets of the operations located in Canada and Mexico, combined, accounted for approximately 13%, and 9%, respectively, of the totals for the North American group.

     The Company's European group operations are located in Belgium, France, Germany, the Netherlands and the United Kingdom.

                   GRIFFITH MICRO SCIENCE INTERNATIONAL, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

(4) INVENTORIES

     Inventories at September 30, 1996 and 1997 are summarized as follows:

                                                              1996    1997
                                                              ----    ----
Raw materials...............................................  $125    $143
Finished goods..............................................   692     594
                                                              ----    ----
                                                              $817    $737
                                                              ====    ====

     The Company's operations primarily consist of providing sterilization management services. Raw materials consist of ethylene oxide, nitrogen and supplies used in the sterilization process. Finished goods are comprised primarily of sterilization packaging materials, disinfection products and related items purchased mainly for resale to manufacturers of medical devices and hospitals.

(5) INTANGIBLE AND OTHER ASSETS

     The components of intangible and other assets at September 30, 1996 and 1997 are summarized as follows:

                                                               1996      1997
                                                              ------    ------
Goodwill, net of accumulated amortization of $368 in 1996
  and
  $475 in 1997..............................................  $6,617    $6,776
Debt issuance costs, net of accumulated amortization of $18
  in
  1996 and $28 in 1997......................................     317       307
Long-term receivables.......................................      55        58
Long-term deposits..........................................     146       130
Advanced Corporation Tax -- United Kingdom..................      --       202
Other, net..................................................      70        76
                                                              ------    ------
                                                              $7,205    $7,549
                                                              ======    ======

(6) SHORT-TERM CREDIT FACILITIES

     At September 30, 1997 the Company had $8,522 of unused lines of credit available for short-term financing. The weighted average interest rate on the Company's outstanding short-term borrowings was 4.83% and 4.94% at September 30, 1996 and 1997, respectively. At September 30, 1997 the Company had outstanding letters of credit in the amount of $5,000 and $4,500 which carry an annual fee of 0.875% and 0.75%, respectively. These letters of credit support the Company's borrowings under Industrial Revenue Bonds in the United States. At March 31, 1998 the Company had $17,050 (unaudited) of unused lines of credit available and a weighted average interest rate of 5.82% (unaudited) on outstanding short-term borrowings at March 31, 1998.

                   GRIFFITH MICRO SCIENCE INTERNATIONAL, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

(7) LONG-TERM LIABILITIES

     Long-term notes payable at September 30, 1996 and 1997, net of current maturities, are summarized as follows:

                                                               1996      1997
                                                              -------   -------
Notes payable in the United States:
  Griffith Micro Science, Inc. Industrial Revenue Bonds,
     floating rates (4.15% and 4.1% at September 30, 1997),
     due on November 1, 2007 and December 1, 2014...........  $ 9,500   $ 9,500
                                                              -------   -------
Notes payable outside the United States:
  GMS S.A.S. (France):
     Note at floating rate (3.7% at September 30, 1997),
      semi-annual payments due 1998-2002....................       --     2,124
     Term loan at floating rate.............................    2,421        --
  Griffith Micro Science S.A. (France):
     Note at floating rate (3.7% at September 30, 1997),
      semi-annual payments due 1998-2002....................       --     1,989
     Notes payable at floating rates........................    1,220        --
  N.V. Griffith Micro Science S.A. (Belgium):
     Notes at floating rates (3.7% at September 30, 1997),
      semi-annual payments due 1998-2003....................       --     3,248
     Term loan at 6.54%.....................................      620        --
  Griffith Micro Science G.m.b.H. (Germany) term loans at
     5.75% and 6%, due 1998-2005............................      778       589
  Griffith Micro Science, Limited (U.K.):
     Note at 11%, semi-annual payments due 1998-1999........      391       202
     Note at floating rate (7.6% at September 30, 1997),
      semi-annual payments due 1998-2002....................       --       712
     Note at 8.5%...........................................      391        --
  Griffith Mediris S.A. (Belgium) note at floating rate
     (3.7% at September 30, 1997) due 1999-2003.............       --       823
  Other.....................................................       70        21
                                                              -------   -------
                                                                5,891     9,708
                                                              -------   -------
                                                              $15,391   $19,208
                                                              =======   =======

     At September 30, 1997 the Company's outstanding Industrial Revenue Bonds in the United States and notes in the United Kingdom are guaranteed by the Parent and Holding Company, respectively.

     The aggregate maturities for long-term debt at September 30, 1997 are as follows:

                        FISCAL YEAR                          AMOUNT
                        -----------                          -------
1998.......................................................  $ 2,020
1999.......................................................    2,417
2000.......................................................    2,205
2001.......................................................    2,203
2002.......................................................    2,202
Later years................................................   10,181
                                                             -------
                                                             $21,228
                                                             =======

                   GRIFFITH MICRO SCIENCE INTERNATIONAL, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The notes described above contain certain restrictive covenants, including restrictions as to payment of dividends and requirements that specified minimum levels of working capital and tangible net worth be maintained. In 1995, 1996 and 1997 the Company was in compliance with these covenants.

(8) BENEFIT PLANS

     The Company participates in the qualified profit sharing and employee stock ownership plans maintained by the Parent, in which substantially all full-time U.S. employees are eligible to participate after one year of employment. Contributions are discretionary amounts set by the Board of Directors of the Parent. The Company's proportionate share of contributions charged to earnings amounted to approximately $269 in 1995, $362 in 1996 and $455 in 1997. Retirement plan assets, obligations and expenses of the Company's non-U.S. subsidiaries are not material.

(9) ACCRUED LIABILITIES

     Accrued liabilities at September 30, 1996 and 1997 and March 31, 1998 are summarized as follows:

                                                         1996      1997        1998
                                                        ------    ------    -----------
                                                                            (UNAUDITED)
Payroll...............................................  $  856    $  877      $  691
Employee incentives...................................     995     1,387       1,080
Customer incentives...................................      --     1,324       1,670
Retirement plan contributions.........................     403       596         618
Professional fees and insurance.......................     355       573         648
Warranty costs........................................      71       282         249
All others............................................   1,181     1,729       2,090
                                                        ------    ------      ------
                                                        $3,861    $6,768      $7,046
                                                        ======    ======      ======

(10) INCOME TAXES

     Income tax expense (benefit) is summarized as follows:

                                                            CURRENT   DEFERRED   TOTAL
                                                            -------   --------   ------
1995:
  Federal.................................................  $(1,120)   $  677    $ (443)
  State...................................................     (282)      128      (154)
  Foreign.................................................      392       244       636
                                                            -------    ------    ------
                                                            $(1,010)   $1,049    $   39
                                                            =======    ======    ======
1996:
  Federal.................................................  $  (287)   $   39    $ (248)
  State...................................................     (187)        6      (181)
  Foreign.................................................    1,081       325     1,406
                                                            -------    ------    ------
                                                            $   607    $  370    $  977
                                                            =======    ======    ======
1997:
  Federal.................................................  $   624    $ (461)   $  163
  State...................................................      122       (93)       29
  Foreign.................................................    1,022      (241)      781
                                                            -------    ------    ------
                                                            $ 1,768    $ (795)   $  973
                                                            =======    ======    ======

                   GRIFFITH MICRO SCIENCE INTERNATIONAL, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The provisions for income taxes for the six month periods ended March 31, 1997 and 1998 are based upon the Company's estimate of annual effective tax rates for full fiscal years.

     Deferred income taxes are recognized for the future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The types of temporary differences that give rise to significant portions of the deferred tax assets and liabilities and the effect on deferred tax expense of changes in those temporary differences are presented below:

                                                               1995    1996   1997
                                                              ------   ----   -----
Excess of tax over book depreciation........................  $  287   $123   $ 344
Inflation indexing..........................................     559     --    (105)
Deferred compensation and accrued severance.................     102     --    (527)
Goodwill amortization.......................................     112    114    (160)
Loss carryforwards..........................................      --    140    (238)
Other, net..................................................     (11)    (7)   (109)
                                                              ------   ----   -----
                                                              $1,049   $370   $(795)
                                                              ======   ====   =====

     The tax effect of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities consists of the following at September 30, 1996 and 1997:

                                                              ASSETS   LIABILITIES
1996:                                                         ------   -----------
  Depreciation..............................................  $   --     $2,495
  Goodwill..................................................      --        221
  Inflation indexing........................................     132         --
  Deferred state income tax expense.........................      99         --
  Deferred compensation and accrued severance...............      52         --
  Other.....................................................      60         --
                                                              ------     ------
                                                              $  343     $2,716
                                                              ======     ======
1997:
  Depreciation..............................................  $   --     $2,980
  Goodwill..................................................      --         85
  Net operating loss carryforwards..........................     227         --
  Inflation indexing........................................     235         --
  Deferred state income tax expense.........................      62         --
  Deferred compensation and accrued severance...............     568         --
  Other.....................................................     202         --
                                                              ------     ------
                                                              $1,294     $3,065
                                                              ======     ======

     No valuation allowance has been recorded against the deferred tax assets as of September 30, 1996 or 1997, as management believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

                   GRIFFITH MICRO SCIENCE INTERNATIONAL, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The effective tax rate is summarized as follows:

                                                              1995    1996   1997
                                                              -----   ----   ----
United States federal tax rate..............................   34.0%  34.0%  34.0%
Increase (decrease) resulting from:
  Foreign tax rate differential.............................  (12.8)   5.3   (8.8)
  State income taxes, net of federal income tax benefit.....   (9.6)  (4.3)  (1.2)
  Other, net................................................   (7.9)   0.4    2.3
                                                              -----   ----   ----
Effective tax rate..........................................    3.7%  35.4%  26.3%
                                                              =====   ====   ====

     The consolidated federal income tax returns of the Holding Company, which include the results of operations of the Company, have been accepted by the Internal Revenue Service through September 30, 1995.

(11) LEASE COMMITMENTS

     The Company is liable under noncancelable long-term leases (operating leases that are principally for real property and equipment) providing for the following approximate aggregate minimum rentals:

                                                             AGGREGATE
                                                              MINIMUM
FISCAL YEAR                                                   RENTALS
-----------                                                  ---------
1998.......................................................   $2,433
1999.......................................................    2,187
2000.......................................................    1,534
2001.......................................................    1,034
2002.......................................................      713
Later years................................................    1,968
                                                              ------
          Total minimum lease payments.....................   $9,869
                                                              ======

     Most of the Company's real property leases provide that the Company pay taxes, maintenance, and certain other operating expenses applicable to the leased premises. The Company expects that leases that expire and are renewable will be renewed or replaced by other leases in the normal course of business. Total rental expense (including other than noncancelable leases) aggregated approximately $2,817 in 1995, $3,088 in 1996 and $3,174 in 1997.

(12) TRANSACTIONS WITH THE PARENT AND RELATED COMPANIES

     The following summarizes the income and expenses reflected in the accompanying consolidated statements of earnings that were paid to the Parent or related companies:

                                                              1995     1996     1997
                                                             ------   ------   ------
Cost of revenues -- rent and related expenses..............  $  211   $  212   $  219
Administrative expenses....................................     445      327      313
Royalty paid to Parent.....................................   2,275    2,481    2,747
Other (income) expenses:
  Interest expense.........................................     362      340       36
  Interest income..........................................      --      (14)      (9)
                                                             ------   ------   ------
          Total expenses, net..............................  $3,293   $3,346   $3,306
                                                             ======   ======   ======

                   GRIFFITH MICRO SCIENCE INTERNATIONAL, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Net revenues from related companies amounted to $208, $281 and $371 in fiscal 1995, 1996 and 1997, respectively.

(13) NET REVENUES FROM SIGNIFICANT CUSTOMERS AND CONCENTRATIONS OF CREDIT RISK

     Net revenues from the Company's five largest customers accounted for approximately 32%, 33% and 38% of the consolidated fiscal 1995, 1996 and 1997 totals, respectively. The Company's largest individual customer accounted for approximately 20%, 18% and 20% of consolidated fiscal 1995, 1996 and 1997 net revenues, respectively. For the (unaudited) six months ended March 31, 1997 and 1998 this customer accounted for approximately 18% and 20%, respectively, of consolidated net revenues. No other individual customer accounted for more than 10% of consolidated net revenues during 1995, 1996 and 1997 or the (unaudited) six month periods ended March 31, 1997 and 1998.

     The Company's trade receivables consist primarily of balances due from its customers for the performance of sterilization management services. Amounts due from the Company's largest individual customer accounted for 12% and 13% (unaudited) of total trade receivables at September 30, 1997 and March 31, 1998, respectively. Concentrations of credit risk with respect to trade receivables are limited due to the large number of entities which comprise the Company's customer base and their geographic dispersion. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. Management also believes that any concentration of credit risk is substantially reduced by its collection practices. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information. Actual bad debt experience has been insignificant.

(14) CONTINGENCIES

     The Company is party to various suits and claims which arise in the normal course of business. Although the ultimate disposition of these suits and claims is not presently determinable, management does not believe that the outcome of these matters will have a material adverse effect on the business, financial position or results of operations of the Company.

(15) ACQUISITION

     On August 29, 1997, the Company's wholly owned subsidiary, N.V. Griffith Micro Science S.A. acquired an 80.1% interest in Caric Mediris S.A. ("Mediris"). Mediris is located in Belgium and is engaged in providing gamma irradiation processing and sterilization services for a variety of products including food, single-use medical devices and others. The cost of the acquisition was $2,869 and has been accounted for as a purchase. Accordingly, the net assets and results of operations of Mediris are included in the consolidated financial statements from the date of acquisition. The purchase price resulted in an excess of consideration paid over the fair value of net assets acquired of $1,120. This excess is recorded as goodwill and is being amortized on a straight-line basis over 20 years. Concurrent with the acquisition, the Company made an additional $439 capital investment in Mediris stock which raised the Company's ownership interest to 82.8% and changed the name of Mediris to Griffith Mediris S.A.

     The following unaudited pro forma information presents a summary of the consolidated results of operations of the Company and Mediris as if the acquisition had occurred at the beginning of fiscal 1996, with

                   GRIFFITH MICRO SCIENCE INTERNATIONAL, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

pro forma adjustments to give effect to amortization of goodwill, interest expense on acquisition debt and certain other adjustments, together with the related income tax effects.

                                                               1996      1997
                                                              -------   -------
Net revenues................................................  $58,731   $63,473
Net earnings................................................    1,741     2,876
Net earnings per share:
  Basic.....................................................  $  1.83   $  3.03
  Diluted...................................................  $  1.83   $  3.02

     The pro forma financial information is not necessarily indicative of the operating results that would have occurred had Mediris been acquired as of October 1, 1995, or of the future results of the consolidated companies.

(16) STOCKHOLDER'S EQUITY

     On June 6, 1996 the Company's Certificate of Incorporation was amended to increase the number of authorized shares of common stock from 1,000 to 1,000,000 and reduce the par value of the Company's common stock from $1.00 per share to $.01 per share. As a result of the reduction in par value, the common stock account was reduced by $1 and the additional paid-in capital account increased by the same amount.

     On June 7, 1996 the Company split its common stock 950-for-1 in the form of a stock dividend to the Parent. As a result of the split, 949,000 additional shares of the Company's $.01 par value common stock were issued to the Parent on June 10, 1996 and retained earnings were reduced by $10.

     At September 30, 1995 there were 1,000 shares of the Company's $1.00 par value common stock authorized, issued, and outstanding. All of these shares were held by the Parent.

(17) STOCK OPTIONS

     On June 14, 1996 the Company adopted the 1996 Key Executive Stock Option Plan ("1996 KESOP"). Under the terms of the 1996 KESOP, 50,000 shares of the Company's authorized but unissued $.01 par value common stock are reserved for grant under the plan.

     Activity in the Company's 1996 KESOP is summarized in the table below:

                                                              SHARES   EXERCISE PRICE
                                                              ------   --------------
Outstanding at September 30, 1995...........................      --    $         --
Options granted.............................................  25,173           21.60
                                                              ------    ------------
Outstanding at September 30, 1996...........................  25,173           21.60
Options granted.............................................  15,945           24.80
Forfeited...................................................    (126)          21.60
                                                              ------    ------------
Outstanding at September 30, 1997...........................  40,992    $21.60-24.80
                                                              ======    ============

     The exercise price of the options granted in both 1996 and 1997 was equal to the fair market value of the Company's stock at the date of the grant.

                   GRIFFITH MICRO SCIENCE INTERNATIONAL, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following table summarizes information about the Company's outstanding stock options at September 30, 1997:

                                              WEIGHTED AVERAGE    WEIGHTED                 WEIGHTED
                                                 REMAINING        AVERAGE                  AVERAGE
                                 NUMBER       CONTRACTUAL LIFE    EXERCISE     NUMBER      EXERCISE
        DATE OF GRANT          OUTSTANDING   OF OPTION IN YEARS    PRICE     EXERCISABLE    PRICE
        -------------          -----------   ------------------   --------   -----------   --------
June 14, 1996................    25,047             8.7            $21.60      11,314       $21.60
June 23, 1997................    15,945             9.8             24.80          --           --
                                 ------             ---            ------      ------       ------
                                 40,992             9.1            $22.84      11,314       $21.60
                                 ======             ===            ======      ======       ======

     Unexercised stock options at September 30, 1997 vest and become exercisable as follows:

                      YEAR VESTING                        SHARES VESTING
                      ------------                        --------------
1998....................................................      11,627
1999....................................................       9,551
2000....................................................       8,500
                                                              ------
                                                              29,678
                                                              ======

     The Company has elected to follow APB 25 and its related interpretations in accounting for its employee stock option plan. Under APB 25, no compensation expense is recognized in the financial statements when the exercise price of the option is equal to the fair value of the underlying stock at the date of the grant. Accordingly, no compensation expense has been recognized for the Company's stock option plan in fiscal 1996 or 1997. Had compensation cost for the Company's stock option plan been determined consistent with the fair value method provided by Statement 123, consolidated net earnings would have decreased to $1,775 in 1996 and $2,691 in 1997.

     The fair value of each option is estimated on the date of the grant using the Black-Scholes option pricing model. The following assumptions were used in estimating the fair values for the options: a risk free interest rate of 6.49% in 1996 and 6.04% in 1997; an expected option life of 2.7 years in 1996 and 2.4 years in 1997; and no dividend yield for both 1996 and 1997. Since the Company is a nonpublic entity, with no trading history for its common stock, no volatility was assumed for 1996 or 1997. The weighted average fair value of the options granted in fiscal 1996 and 1997 was $3.42 and $3.30, respectively.

     Option valuation models require the use of subjective assumptions, including the expected option life. Changes in the input assumptions used in the option pricing model can have a significant impact on the estimated fair value of the Company's stock options.

(18) FINANCIAL INSTRUMENTS

     At September 30, 1997, the Company had interest rate collars and swap contracts in place to manage interest costs and risk associated with movements in interest rates on its floating rate debt. Debt denominated in Belgian Francs and French Francs with an aggregate notional principal amount of $8,917 was covered by interest rate collars. The interest rate collars in place provide a lender floor at rates of 3.15% through 4% and the Company a cap at rates of 3.9% through 5.8%. At September 30, 1997, interest rates on all of the covered floating rate debt were within the lender and borrower contract rates. The interest collars expire beginning January 31, 1998 through June 30, 2002. Interest rate swaps with a notional principal value of $809 covering floating rate debt in British Pounds Sterling were outstanding at September 30, 1997. These swaps effectively fix the rate on this debt at 7.45% to 7.57% through December 31, 1998.

                   GRIFFITH MICRO SCIENCE INTERNATIONAL, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     In entering into these contracts, the Company has assumed the risk which might arise from the possible inability of the counterparties to meet the terms of their contracts. Counterparties to the interest rate contracts are major financial institutions. Management does not anticipate any losses as a result of counterparty defaults.

(19) EARNINGS PER SHARE

     The Company follows Statement 128 in computing earnings per common share. For purposes of determining diluted earnings per share the only potential common shares are in the form of outstanding stock options. The Company does not have outstanding any convertible securities or other contracts to issue common stock nor has there been any payment of dividends on preferred stock for any period presented.

     For fiscal 1995 and 1996 there were no dilutive potential common shares nor adjustments to net earnings available for common stockholders. Accordingly, basic and diluted earnings per share for fiscal 1996 and 1997 are the same. During fiscal 1995, 1996 and 1997 the total weighted average common shares outstanding were 950,000. Below is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations for fiscal 1997:

                                                      NUMERATOR    DENOMINATOR   PER SHARE
                                                      (EARNINGS)    (SHARES)      AMOUNT
                                                      ----------   -----------   ---------
Net earnings........................................    $2,726
Basic earnings per share............................        --       950,000       $2.87
                                                                                   =====
Effect of dilutive stock options....................        --         3,233
                                                        ------       -------
Diluted earnings per share..........................    $2,726       953,233       $2.86
                                                        ======       =======       =====

     Options to purchase an additional 15,945 shares of common stock at $24.80 were outstanding during fiscal 1997 but were not included in the computation of diluted earnings per share because the exercise price of the options were equal to the fair market price of the Company's stock.

(20) SUBSEQUENT EVENTS

     On January 29, 1998 the Company's Certificate of Incorporation was amended to increase the number of authorized shares of common stock from 1,000,000 to 1,050,000.

     On February 28, 1998 the Board of Directors of the Company approved an amendment to the 1996 KESOP which increased from 50,000 to 100,000 the number of shares of the Company's authorized but unissued $.01 par value common stock which are reserved for grant under the terms of the plan. On April 9, 1998 options covering 50,951 shares of common stock were granted to certain key employees. The exercise price for these options was $55.50 per share and was equal to the fair market value of the Company's stock at the date of the grant. These options vest and become exercisable as follows: 32,986 shares in 1999, 8,986 shares in 2000 and 8,979 shares in 2001.

     On April 28, 1998 the Company acquired all of the outstanding capital stock of Sorex Medical, Inc. ("Sorex") for $9,750. The acquisition will be accounted for as a purchase and accordingly the net assets and results of operations of Sorex will be included in the consolidated financial statements from the date of acquisition. Sorex is an ethylene oxide sterilization facility in Salt Lake City, Utah which provides sterilization services to single-use medical device and disposable products manufacturers. The cost of the acquisition was funded through borrowings under the Company's existing lines of credit in the United States.

     On June 1, 1998 the Company paid a $12,000 dividend to the Parent in the form of a promissory note. The promissory note is due on demand and bears interest at a rate of 6% per annum which is payable at maturity.

                       [INSIDE BACK COVER OF PROSPECTUS]

                               [GRAPHIC TO COME]

                                [GRIFFITH LOGO]

------------------------------------------------------
------------------------------------------------------

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL OR TO ANY PERSON TO WHOM IT IS UNLAWFUL. UNDER NO CIRCUMSTANCES SHALL THE DELIVERY OF THIS PROSPECTUS OR ANY SALE MADE PURSUANT TO THIS PROSPECTUS CREATE ANY IMPLICATION THAT INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    7
Use of Proceeds.......................   17
Dividend Policy.......................   17
Capitalization........................   18
Dilution..............................   19
Selected Financial Data...............   20
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   22
Business..............................   32
Management............................   49
Security Ownership of Certain
  Beneficial Owners and Management....   57
Relationship with Parent Company......   58
Description of Capital Stock..........   61
Shares Eligible for Future Sale.......   64
Underwriting..........................   65
Legal Matters.........................   66
Experts...............................   66
Additional Information................   67
Index to Consolidated Financial
  Statements..........................  F-1

     THROUGH             , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE CLASS A COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                                2,500,000 SHARES

                         [GRIFFITH MICRO SCIENCE LOGO]

                              CLASS A COMMON STOCK
                                   PROSPECTUS

                             ABN AMRO INCORPORATED

                             ROBERT W. BAIRD & CO.
                    INCORPORATED
                                          , 1998

------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the estimated expenses to be borne by the Company in connection with the registration, issuance, and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All amounts are estimates except the SEC registration fee, the NASD filing fee, and the Nasdaq listing fee.

Securities and Exchange Commission registration fee.........   $ 12,722
NASD filing fee.............................................      4,813
Nasdaq listing fee..........................................     48,750
Transfer agent and registrar's fee and expenses.............     12,500
Blue Sky fees and expenses..................................      2,500
Printing and engraving expenses.............................    107,000
Legal fees and expenses.....................................    525,000
Accounting fees and expenses................................    175,000
Miscellaneous...............................................     11,715
                                                               --------
          Total.............................................   $900,000
                                                               ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the General Corporation Law of Delaware authorizes the Company to indemnify its directors and officers under specified circumstances. The Restated Certificate of Incorporation and Bylaws of the Company provide that the Company shall indemnify, to the extent permitted by Delaware law, its directors and officers (and may indemnify its employees and agents) against liabilities (including expenses, judgments, and settlements) incurred by them in connection with any actual or threatened action, suit, or proceeding to which they are or may become parties and which arises out of their status as directors, officers, or employees.

     The Company's Restated Certificate of Incorporation eliminates, to the fullest extent permitted by Delaware law, liability of a director to the Company or its stockholders for monetary damages for a breach of such director's fiduciary duty, except for liability where a director (a) breaches his or her duty of loyalty to the Company or its stockholders, (b) fails to act in good faith or engages in intentional misconduct or knowing violation of law, (c) authorizes payment of an illegal dividend or stock repurchase, or (d) obtains an improper personal benefit. While liability for monetary damages has been eliminated, equitable remedies such as injunctive relief or rescission remain available. In addition, a director is not relieved of his responsibilities under any other law, including the federal securities laws.

     The directors and officers of the Company are insured within the limits and subject to the limitations of the policies, against certain expenses in connection with the defense of actions, suits, or proceedings and certain liabilities which might be imposed as a result of such actions, suits, or proceedings, to which they are parties by reason of being or having been such directors or officers.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     None.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits

     The exhibits to this registration statement are listed in the exhibit index which follows the signature page and which is hereby incorporated by reference.

     (b) Financial Statement Schedules

     Schedules have been omitted because the information required to be set forth therein is not applicable or has been provided in the consolidated financial statements or the notes thereto.

ITEM 17. UNDERTAKINGS

     The undersigned registrant hereby undertakes to provide to the Underwriters, at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Company pursuant to the provisions described under Item 14 above or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer, or controlling person of the Company in the successful defense of any action, suit, or proceeding) is asserted against the Company by such director, officer, or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on July 29, 1998.

                                            GRIFFITH MICRO SCIENCE
                                            INTERNATIONAL, INC.

                                            By:      /s/ KEVIN M. SWAN

                                              ----------------------------------
                                                        Kevin M. Swan
                                                   Chief Executive Officer

                               POWER OF ATTORNEY

     EACH PERSON WHOSE SIGNATURE APPEARS BELOW HEREBY APPOINTS KEVIN M. SWAN AND JOHN P. SABALASKEY, AND EACH OF THEM SEVERALLY, ACTING ALONE AND WITHOUT THE OTHER, HIS OR HER TRUE AND LAWFUL ATTORNEY-IN-FACT WITH AUTHORITY TO EXECUTE IN THE NAME OF EACH SUCH PERSON AND TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION, TOGETHER WITH ANY EXHIBITS THERETO AND OTHER DOCUMENTS THEREWITH, ANY AND ALL AMENDMENTS (INCLUDING POST-EFFECTIVE AMENDMENTS) TO THIS REGISTRATION STATEMENT NECESSARY OR ADVISABLE TO ENABLE THE REGISTRANT TO COMPLY WITH THE SECURITIES ACT OF 1933, AS AMENDED, AND ANY RULES, REGULATIONS, AND REQUIREMENTS OF THE SECURITIES EXCHANGE COMMISSION IN RESPECT THEREOF, WHICH AMENDMENTS MAY MAKE SUCH OTHER CHANGES IN THE REGISTRATION STATEMENT AS THE AFORESAID ATTORNEY-IN-FACT EXECUTING THE SAME DEEMS APPROPRIATE, AND ANY FILINGS PURSUANT TO RULE 462(B) UNDER THE SECURITIES ACT OF 1933, AS AMENDED.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on July 29, 1998.

                      SIGNATURE                                                TITLE
                      ---------                                                -----
            PRINCIPAL EXECUTIVE OFFICER:

                  /s/ KEVIN M. SWAN                            President and Chief Executive Officer
-----------------------------------------------------
                    Kevin M. Swan

     PRINCIPAL FINANCIAL AND ACCOUNTING OFFICER:

               /s/ JOHN P. SABALASKEY                        Senior Vice President and Chief Financial
-----------------------------------------------------                         Officer
                 John P. Sabalaskey

            A MAJORITY OF THE DIRECTORS:

                /s/ DEAN L. GRIFFITH                            Chairman of the Board and a Director
-----------------------------------------------------
                  Dean L. Griffith

                /s/ JOSEPH R. MASLICK                                         Director
-----------------------------------------------------
                  Joseph R. Maslick

                  /s/ KEVIN M. SWAN                                           Director
-----------------------------------------------------
                    Kevin M. Swan

                       CONSENT OF INDEPENDENT ACCOUNTANTS

     We consent to the inclusion in this registration statement on Form S-1 of our report dated December 3, 1997 except Note 20 which is as of June 1, 1998, on our audit of the consolidated financial statements of Griffith Micro Science International, Inc. We also consent to the references to our firm under the captions "Experts" and "Selected Financial Data."

                                            KPMG PEAT MARWICK LLP

Chicago, Illinois
July 29, 1998

                                 EXHIBIT INDEX

  EXHIBIT
   NUMBER                       DESCRIPTION OF EXHIBIT
  -------                       ----------------------
   1.1*      -- Proposed form of Underwriting Agreement
   2.1       -- Stock Purchase Agreement dated April 28, 1998 between the
                Company and the owners of all the outstanding shares of
                capital stock of Sorex Medical, Inc. (the "Sorex Purchase
                Agreement"). Pursuant to Item 601(b)(2) of Regulation
                S-K, the Company agrees to furnish supplementally a copy
                of any omitted schedule to the Sorex Purchase Agreement
                to the Commission upon request.
   2.2       -- Share Purchase Agreement dated June 27, 1997 between the
                Company and Laboratories Perouse S.A. (the "Caric Mediris
                Purchase Agreement") and related instruments. Pursuant to
                Item 601(b)(2) of Regulation S-K, the Company agrees to
                furnish supplementally a copy of any omitted schedule to
                the Caric Mediris Purchase Agreement to the Commission
                upon request.
   2.3       -- Share Purchase Agreement dated July 22, 1994 between the
                Company on the one hand and Laboratories Perouse S.A. and
                Eric Perouse on the other hand (the "Perouse Purchase
                Agreement"), and related instruments. Pursuant to Item
                601(b)(2) of Regulation S-K, the Company agrees to
                furnish supplementally a copy of any omitted schedule to
                the Perouse Purchase Agreement to the Commission upon
                request.
   3.1(a)    -- Certificate of Incorporation of the Company and all
                amendments thereto
   3.1(b)    -- Proposed form of Restated Certificate of Incorporation of the Company
   3.2(a)    -- Bylaws of the Company
   3.2(b)    -- Proposed form of Amended and Restated Bylaws of the
                Company
   4.1+      -- Included in Exhibits 3.1(a), 3.1(b), 3.2(a) and 3.2(b)
   4.2       -- Proposed form of certificate representing shares of Class
                A Common Stock
   4.3*      -- Revolving Credit Agreement with a syndicate of banks led by The First National Bank of Chicago
   4.4       -- Proposed form of Shareholder Agreement with the Parent
                Company
   4.5       -- Proposed form of Lock Up Agreement
   5.1*      -- Opinion of Bell, Boyd & Lloyd as to the legality of the
                Class A Common Stock
  10.1       -- 1996 Key Employee Stock Option Plan of the Company (as
                amended and restated)
  10.2*      -- Proposed form of 1998 Employee Stock Option Plan of the
                Company
  10.3*      -- Proposed form of 1998 Director Stock Option Plan of the
                Company
  10.4       -- EVA Incentive Compensation Program of the Parent Company
  10.5       -- Promissory Note dated June 1, 1998 issued by the Company to the Parent Company
  10.6*      -- Proposed form of Administrative Services Agreement with the Parent Company
  10.7*      -- Proposed form of Tax Matters Agreement with the Parent
                Company
  10.8(a)    -- Counties of Warren and Washington Industrial Development
                Agency Industrial Development Revenue Bonds, Series 1994
                ($5,300,000) -- Lease Agreement
  10.8(b)    -- Counties of Warren and Washington Industrial Development
                Agency Industrial Development Revenue Bonds, Series 1994
                ($5,300,000) -- Indenture of Trust
  10.8(c)    -- Counties of Warren and Washington Industrial Development
                Agency Industrial Development Revenue Bonds, Series 1994
                ($5,300,000) -- Guaranty Agreement
  10.8(d)    -- Counties of Warren and Washington Industrial Development
                Agency Industrial Development Revenue Bonds, Series 1994
                ($5,300,000) -- Reimbursement Agreement

  EXHIBIT
   NUMBER                       DESCRIPTION OF EXHIBIT
  -------                       ----------------------
  10.8(e)    -- Counties of Warren and Washington Industrial Development
                Agency Industrial Development Revenue Bonds, Series 1994
                ($5,300,000) -- Letter of Credit
  10.9(a)    -- Mecklenburg County Industrial Facilities and Pollution
                Control Financing Authority Industrial Development
                Revenue Bonds, Series 1995 ($4,500,000) -- Indenture of
                Trust
  10.9(b)    -- Mecklenburg County Industrial Facilities and Pollution
                Control Financing Authority Industrial Development
                Revenue Bonds, Series 1995 ($4,500,000) -- Loan Agreement
  10.9(c)    -- Mecklenburg County Industrial Facilities and Pollution
                Control Financing Authority Industrial Development
                Revenue Bonds, Series 1995 ($4,500,000) -- Reimbursement
                Agreement
  10.9(d)    -- Mecklenburg County Industrial Facilities and Pollution
                Control Financing Authority Industrial Development
                Revenue Bonds, Series 1995 ($4,500,000) -- Letter of
                Credit
  10.10++    -- Sterilization Contract with Allegiance Healthcare
                Corporation
  10.11++    -- Ethylene Oxide Supply Agreement with the ARC Chemical
                Division of Balchem Corporation
  10.12      -- Joint Venture Agreement dated June 1997 between the
                Company and MDS Nordion Inc. and related instruments
  10.13      -- Facility Lease dated October 12, 1992 between General
                American Life Insurance Company and the Company
  10.14      -- Facility Lease dated March 1, 1997 between Catellus
                Development Corporation and the Company
  10.15      -- Facility Lease dated August 25, 1988 between The Guevara
                Corporation and the Company
  10.16      -- Facility Lease dated January 1996 between Boulevard Bank,
                N.A. and the Company
  10.17      -- Facility Lease dated April 12, 1984 between Geo. A.
                Rediehs Co., Inc. and the Company
  10.18      -- Facility Lease dated February 19, 1974 between Cynwyd
                Investments and the Company
  10.19      -- Facility Lease dated June 9, 1994 between TKC VI and the
                Company
  10.20*     -- Facility Lease dated as of October 1, 1998 between
                Griffith Laboratories Limited and the Company
  10.21      -- Facility Lease dated August 1, 1992 between Cytren
                Industrial Corporation and the Company
  10.22      -- Facility Lease dated March 1, 1998 between Inmobiliaria
                Azabi, S.A. de C.V. and Griffith Micro Science, S.A. de
                C.V.
  10.23      -- Facility Lease dated July 1, 1991 between Stichting
                Pensioenfonds De Eendragt and the Company
  10.24      -- Facility Lease dated July 1, 1987 between NIMCO and the
                Company
  10.25      -- Facility Lease dated September 1, 1996 between SCI ELDE and the Company
  10.26      -- Facility Lease dated October 1, 1995 between Helmut von
                Heesen GmbH & Co. KG and the Company
  10.27      -- Proposed form of Assignment of Intellectual Property
  21.1       -- Subsidiaries of the Company
  23.1       -- Consent of KPMG Peat Marwick LLP (included in Part II of this registration statement)
  23.2*      -- Consent of Bell, Boyd & Lloyd (to be contained in Exhibit
                5.1)
  24.1       -- Powers of Attorney (included on the signature page of
                this registration statement)
  27.1       -- Financial Data Schedule for Fiscal 1997
  27.2       -- Financial Data Schedule for the six months ended March
                31, 1998

---------------

 * To be filed by amendment.

 + The Company agrees to furnish supplementally to the Commission upon request a copy of any instrument with respect to long-term debt not being filed as an exhibit in reliance on Item 601(b)(4)(iii)(A) of Regulation S-K.

++ The Company has requested confidential treatment with respect to a portion of this exhibit.